ROYAL BANK OF CANADA REPORTS RECORD RESULTS FOR THE THIRD QUARTER 2006
The financial information in this document is in Canadian dollars and based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.
Third quarter 2006 highlights compared with the third quarter of 2005:
•	Record net income of $1,177 million, up 20%; Net income from continuing operations (1) of $1,194 million, up 19%

•	Diluted earnings per share (EPS) of $.90, up 22%; Diluted EPS from continuing operations of $.91, up 20%

•	Return on common equity (ROE) of 23.1%, up 310 basis points

•	Revenue from continuing operations of $5,206 million, up $277 million, or 6%, on stronger trading results and higher wealth management and banking volumes

•	Non-interest expense from continuing operations of $2,861 million, up $129 million, or 5%, due to higher variable compensation reflecting strong business performance

•	Total assets of $524 billion, up 13%

(1)	Continuing operations exclude the results of our discontinued operations, RBC Mortgage Company.
TORONTO, August 25, 2006 — Royal Bank of Canada (RY on TSX and NYSE) reported record net income of $1,177 million for the third quarter ended July 31, 2006, up 20%, from a year ago. Diluted EPS were $.90, up 22%. ROE was 23.1%, compared to 20% a year ago.
     Commenting on the results, Gordon M. Nixon, President & CEO, said, “Our strong performance reflects our continuing momentum from the strength of our franchise as we successfully execute our growth initiatives in North America and abroad. Our business segments continued to deliver solid results this quarter.”
     Net income from continuing operations of $1,194 million was up $193 million, or 19%, from a year ago. Diluted EPS were $.91, up $.15 or 20%. ROE was 23.1% compared to 20.2% a year ago. The increase reflected strong revenue growth across all our business segments and a lower effective income tax rate, partially offset by higher variable compensation. This growth was achieved despite the $45 million reduction in the translated value of U.S. dollar-denominated earnings due to the stronger Canadian dollar versus a year ago.
     Revenue increased $277 million, or 6%, from a year ago, primarily due to stronger trading results in improved market conditions and strong volume growth in our wealth management and banking businesses.

Table of contents

1	Third quarter highlights

2	President & Chief Executive Officer’s message

4	Management’s discussion & analysis

4	About Royal Bank of Canada

4	Caution regarding forward-looking statements

5	Selected consolidated financial information and other highlights

6	Executive summary

9	Consolidated results from continuing operations

13	Quarterly results and trend analysis

14	Accounting policies and estimates

15	Business segment results from continuing operations

15	How we manage our business segments

15	Key financial measures (non-GAAP)

18	RBC Canadian Personal and Business

20	RBC U.S. and International Personal and Business (continuing operations)

22	RBC Capital Markets

24	Corporate Support

24	Balance sheet highlights

25	Capital management

27	Off-balance sheet arrangements

28	Related party transactions

28	Risk management

32	Interim Consolidated Financial Statements

36	Notes to Interim Consolidated Financial Statements

47	Shareholder information

2   ROYAL BANK OF CANADA   THIRD QUARTER 2006
     Non-interest expense increased $129 million, or 5%, from a year ago largely due to higher variable compensation reflecting strong business performance. Higher costs incurred in support of our growth initiatives such as increased staffing levels in our distribution network and higher professional fees and marketing and advertising costs were largely offset by lower costs in other categories partly reflecting our continued cost management efforts.
     Total provision for credit losses was lower by $29 million, or 23%, from a year ago, primarily reflecting lower Canadian and U.S. commercial credit losses. This decrease also reflected the strong credit quality of our portfolios and the continuation of favourable credit conditions.
     Insurance policyholder benefits, claims and acquisition expense decreased $54 million, or 8%, from the prior year. This decrease is largely attributable to lower investment income on equities backing Canadian universal life policies and the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of the stronger Canadian dollar. These factors were partially offset by growth in our Canadian Life business.
     Income taxes decreased compared to the prior year mainly due to higher net income reported by our foreign subsidiaries operating in lower income tax jurisdictions. A higher level of income from tax-efficient sources, including dividends, also contributed to the decrease. These factors contributed to the decrease in the effective income tax rate to 23.5% in the current quarter compared to 28.3% in the prior year.
     Compared to the second quarter of 2006, net income increased $59 million, or 5%, and diluted EPS rose $.05, or 6%. Net income from continuing operations was up $66 million, or 6%, and diluted EPS from continuing operations increased $.05, or 6%. This increase largely reflected strong revenue growth in our banking businesses mainly due to three additional days this quarter, and lower provisions for credit losses mainly due to a number of contributing factors including seasonal effects in our consumer portfolios. These factors were mostly offset by lower trading results, which were down from record levels last quarter.
     Compared to the first nine months of 2005, net income increased $601 million, or 21%. Nine month diluted EPS were $2.64, up $.47, or 22%. Net income from continuing operations was $3,494 million, up $600 million, or 21%, compared to the prior year, primarily due to strong revenue growth across all business segments. A lower effective income tax rate and lower provisions for credit losses also contributed to the increase. These factors were offset by higher variable compensation and the $95 million reduction in the translated value of U.S. dollar-denominated earnings due to the stronger Canadian dollar. Revenue increased $900 million, or 6%, from a year ago, primarily due to solid growth in our wealth management and banking businesses and stronger trading results in improved market conditions. Non-interest expense increased $493 million, or 6%, over the prior period largely due to higher variable compensation primarily in RBC Capital Markets and our wealth management businesses reflecting stronger business performance, and higher costs in support of our business growth. The provision for credit losses decreased $82 million, or 23%, from the prior period mainly reflecting the $50 million general allowance reversal in the first quarter of 2006 and the continuing strong credit quality across most of our portfolios.
     Discontinued operations net loss in the current quarter of $17 million was due to charges related to the wind-down of RBC Mortgage Company. This compared to a net loss of $22 million in the prior year and a net loss of $10 million in the prior quarter. The net loss from discontinued operations for the first nine months of 2006 of $28 million compares to a net loss of $29 million a year ago.
     As at July 31, 2006, the Tier 1 capital ratio of 9.6% was down from 9.7% a year ago, and up from 9.5% at the end of the previous quarter. The Total capital ratio of 12.4% was down 100 basis points (bps) from 13.4% a year ago, and down 10 bps from 12.5% the previous quarter.
PRESIDENT & CHIEF EXECUTIVE OFFICER’S MESSAGE
Our performance reflects the strength and diversity of our businesses, and I am pleased that we maintained momentum in executing our growth initiatives in North America and abroad. Net income was $1.18 billion and ROE was 23.1% this quarter. All three of our business segments delivered solid results again this quarter and contributed to our 20% growth in earnings over the third quarter of 2005.
     RBC Canadian Personal and Business had a record quarter as net income rose 9% from a year ago, driven by strong growth in our wealth management and banking businesses. Mutual fund and brokerage volumes and clients assets continued to grow, while our banking businesses experienced strong loan growth and improved deposit spreads. This was partially offset by higher variable compensation resulting from stronger business performance and higher costs in support of business growth.
     RBC U.S. and International Personal and Business also performed very well despite the continued strengthening of the Canadian dollar relative to the U.S. dollar. Its net income from continuing operations rose 39% from a year ago, or 52% in U.S. dollars. The improved results were driven by strong revenue growth in Wealth Management reflecting the inclusion of Abacus Financial Services Group (Abacus) and higher securities brokerage commissions in Global Private Banking, growth in fee-based client assets at RBC Dain Rauscher, and solid revenue growth in Banking due to higher loan and deposit volumes and fee-based activities.
     RBC Capital Markets continued to deliver strong results with earnings up 29% compared with last year’s third quarter. This increase primarily reflected stronger trading results across our broad product categories due to improved market conditions and business expansion, a lower effective income tax rate and continuing robust merger & acquisition (M&A) activity in Canada. These factors were partially offset by higher variable compensation on strong business performance and lower corporate credit loss recoveries compared to a year ago.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   3

	2006 Objectives	Nine-month Performance

1. Diluted earnings per share growth (1)	20%+	21.7%
2. Return on common equity (ROE)	20%+	23.3%
3. Revenue growth	6–8%	6%
4. Operating leverage (2)	>3%	0%
5. Portfolio quality (3)	.40–.50%	.21%
6. Capital management: Tier 1 capital ratio	8%+	9.6%
7. Dividend payout ratio	40–50%	39%

(1)	Based on 2005 total reported diluted EPS of $5.13, which has been restated to $2.57 to reflect a stock dividend of one common share on each of our issued and outstanding common shares, paid on April 6, 2006.

(2)	Operating leverage is the difference between the revenue growth rate and the non-interest expense growth rate. Our 2006 objective for operating leverage is based on 2005 non-interest expense excluding the Enron Corp. litigation provision of $591 million recorded in the fourth quarter of 2005.

(3)	Ratio of specific provisions for credit losses to average loans and acceptances.
Nine-month performance review
As shown in the table above, we are on target to meet most of our 2006 financial objectives. Our diluted EPS growth, ROE and revenue growth for the first nine months are meeting our 2006 objectives. We continue to perform significantly better than our portfolio quality objective, supported by a stable credit environment. We also maintained our solid capital position, with our Tier 1 capital ratio remaining significantly above our target of 8% plus. However, year-to-date operating leverage continues to be below our annual objective of over 3% largely due to our business mix, which includes a higher proportion of earnings from RBC Capital Markets and lower revenue from our insurance operations. Operating leverage has been positive in each of our Personal and Business segments. In light of the high level of earnings in the first nine months of this year, our dividend payout ratio of 39% is falling slightly short of our target payout ratio.
Progress on our strategic goals
We continued to make progress in the third quarter to achieve our three goals which are:
1.	To be the undisputed leader in financial services in Canada

2.	To build on our strengths in banking, wealth management and capital markets in the United States

3.	To be a premier provider of selected global financial services
In Canada, July marked the 35th consecutive month of long-term fund net sales in excess of $100 million for RBC Asset Management with net sales totalling $676 million in the third quarter. We made a series of changes within the RBC Funds lineup, such as reducing management fees and minimum balance requirements, in order to provide greater value and accessibility to our products. For our banking clients, we introduced the RBC No Limit Account, a new high volume transaction account, which offers significant cost savings for those Canadians who rely on the convenience of debit cards for everyday transactions. RBC Insurance continued to build its strong distribution network by opening two new branches in Ontario, bringing its total branches across Canada to eight, thus making it easier for clients who prefer face-to-face contact with a licensed insurance advisor. RBC Capital Markets continued with high levels of M&A advisory activity in Canada, including acting as financial advisor to Inco on the current bids for the company by Phelps Dodge Corporation, Teck Cominco Limited and Companhia Vale do Rio Doce (CVRD).
     In the U.S., RBC Centura announced on August 9th its intention to acquire Atlanta-based Flag Financial Corporation (Flag), which has 17 banking centres in metro Atlanta and Central and Western Georgia. The transaction is strategically aligned with RBC Centura’s focus to become the bank for business, business owners and professionals in the U.S. southeast and builds on Flag’s distinct business banking capability. RBC Dain Rauscher expanded its presence with new offices in Washington and Texas, and accelerated its recruiting of experienced financial consultants across the country. RBC Capital Markets public finance business continued to thrive through the first six months of calendar 2006 as RBC was co-leader in the U.S. municipal league tables for Senior Manager by number of issues (Thomson Financial).
     Internationally, we continued to invest in businesses that expand our distribution and broaden our product capabilities. For example, RBC Capital Markets launched an office in Edinburgh to strengthen our Scottish presence following Global Private Banking’s acquisition of Abacus in November 2005. RBC Capital Markets also announced the formation of a London-based team within the investment banking division to focus on the smaller quoted companies on the Official List and the Alternative Investment Market (AIM). The team will provide corporate finance, sales, research and market-making services to clients including natural resources, energy and technology companies. For the six months ended June 30, Pension and Investments magazine placed RBC Capital Markets Multi-Strategy Fund Index amid the top four funds in highest returns among individual hedge fund strategies.
     Our strategic goals are intended to provide better solutions to our clients and to deliver solid returns to our shareholders. Over the last twelve months, our total return to shareholders was 22%, which included 19% growth in our common share price.
Recent recognition
We are proud to have been named the most valuable brand in Canada in the first annual ranking of the Best Canadian Brands 2006. The ranking was conducted by Interbrand, which evaluated RBC the highest for financial strength, importance in driving consumer selection, and the likelihood of ongoing brand revenue. RBC Insurance was named “Favourite Travel Insurance Provider” by Canadian travel agents for the fourth consecutive year (Canadian Travel Press). In addition, RBC Capital Markets won the following Euromoney Awards for Excellence: Best Canadian Debt House, Best Canadian M&A House and Best Canadian Equity House. This was the first time in our history that we have won all three awards in one year.
These and other recognitions received to date acknowledge the ongoing efforts of our over 70,000 employees to focus on our clients while generating strong results for RBC. I would like to thank our clients for their continued business and employees for their hard work and dedication.
Gordon M. Nixon
President & Chief Executive Officer

4   ROYAL BANK OF CANADA   THIRD QUARTER 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s discussion and analysis (MD&A) of our financial condition and results of operations is provided to enable a reader to assess our financial condition, future prospects and our results of operations, including our liquidity and capital resources, for the three- and nine-month periods ended July 31, 2006, compared to the corresponding periods in the preceding fiscal year, with emphasis on the three-month comparison. The MD&A also compares the three-month period ended July 31, 2006, with comparable information for the three-month period ended April 30, 2006. This MD&A should be read carefully together with our unaudited Interim Consolidated Financial Statements and related notes and our 2005 Annual Report to Shareholders (2005 Annual Report). This MD&A is dated August 25, 2006. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise specified.
Additional information relating to Royal Bank of Canada, including our 2005 Annual Information Form, is available free of charge on our website at rbc.com, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.
ABOUT ROYAL BANK OF CANADA
Royal Bank of Canada (RY on TSX and NYSE) uses the initials RBC as a prefix for its businesses and operating subsidiaries which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest bank as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ approximately 70,000 full- and part-time employees who serve more than 14 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. We may make such statements in this report, in other filings with Canadian regulators or the SEC, or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goal, and strategies to achieve our objectives and medium-term goal, as well as statements with respect to our beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast,” “objective,” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve numerous factors and assumptions, and inherent risks and uncertainties, both general and specific which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the management of credit, market, liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; reputational risks; and other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism; and our success in anticipating and managing the foregoing risks.
     Additional information about these factors can be found under Risk management and Additional risks that may affect future results in our 2005 Annual Report.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Royal Bank of Canada, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   5
SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER HIGHLIGHTS

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except per share, number of and percentage amounts)	2006	2006	2005	2006	2005

Continuing operations
Total revenue	$5,206	$5,122	$4,929	$15,288	$14,388
Non-interest expense	2,861	2,928	2,732	8,540	8,047
Provision for credit losses	99	124	128	270	352
Insurance policyholder benefits, claims and acquisition expense	627	619	681	1,898	1,885
Business realignment charges	—	—	1	—	5
Net income before income taxes (1)	1,619	1,451	1,387	4,580	4,099
Net income from continuing operations	1,194	1,128	1,001	3,494	2,894
Net loss from discontinued operations	(17)	(10)	(22)	(28)	(29)
Net income	$1,177	$1,118	$979	$3,466	$2,865

Segments — net income from continuing operations
RBC Canadian Personal and Business	$742	$608	$679	$2,019	$1,800
RBC U.S. and International Personal and Business (2)	111	106	80	318	255
RBC Capital Markets (2)	329	433	255	1,092	817
Corporate Support	12	(19)	(13)	65	22
Net income from continuing operations	$1,194	$1,128	$1,001	$3,494	$2,894

Selected information
Earnings per share (EPS) — diluted (3)	$0.90	$0.85	$0.74	$2.64	$2.17
Return on common equity (ROE) (4)	23.1%	23.0%	20.0%	23.3%	20.6%
Return on risk capital (RORC) (4)	35.7%	35.7%	33.4%	36.4%	33.5%
Selected information from continuing operations
Earnings per share (EPS) — diluted (3)	$0.91	$0.86	$0.76	$2.66	$2.19
Return on common equity (ROE) (4)	23.1%	22.9%	20.2%	23.2%	20.6%
Return on risk capital (RORC) (4)	36.2%	36.1%	34.1%	36.7%	33.8%
Operating leverage (5)	0.9%	(0.7%)	7.2%	0.2%	9.3%
Capital ratios (6)
Tier 1 capital ratio	9.6%	9.5%	9.7%	9.6%	9.7%
Total capital ratio	12.4%	12.5%	13.4%	12.4%	13.4%
Selected balance sheet and other information
Total assets	$523,969	$502,893	$463,325	$523,969	$463,325
Securities	172,803	163,991	155,682	172,803	155,682
Consumer loans	146,502	140,998	134,670	146,502	134,670
Business and government loans	59,418	57,583	52,381	59,418	52,381
Deposits	334,702	322,787	304,497	334,702	304,497
Average common equity (4)	20,050	19,700	19,150	19,700	18,350
Average risk capital (4)	12,950	12,700	11,500	12,600	11,300
Risk-adjusted assets (6)	218,482	210,965	190,908	218,482	190,908
Assets under administration — RBC	493,700	487,900	1,727,000	493,700	1,727,000
— RBC Dexia IS (7)	1,832,700	1,832,100	—	1,832,700	—
Assets under management	114,600	113,700	104,900	114,600	104,900
Common share information (3)
Shares outstanding (000s) — average basic	1,279,300	1,282,694	1,286,204	1,281,815	1,281,748
— average diluted	1,297,340	1,301,645	1,306,047	1,301,165	1,303,044
— end of period	1,281,279	1,286,064	1,294,476	1,281,279	1,294,476
Dividends per share	$0.36	$0.36	$0.31	$1.04	$0.86
Dividend yield	3.1%	3.0%	3.2%	3.0%	3.2%
Share price on the TSX — close	$46.03	$47.84	$38.70	$46.03	$38.70
Business information for continuing operations (number of)
Employees (full-time equivalent)	60,875	59,206	60,627	60,875	60,627
Bank branches	1,430	1,424	1,417	1,430	1,417
Automated banking machines	4,297	4,272	4,321	4,297	4,321

Period average USD equivalent of C$1.00 (4)	$0.896	$0.877	$0.810	$0.879	$0.816
Period-end USD equivalent of C$1.00	0.884	0.894	0.817	0.884	0.817

(1)	Net income before income taxes and non-controlling interest in subsidiaries.

(2)	All amounts have been restated to reflect the transfer of our housing tax credit syndication business from RBC U.S. and International Personal and Business to RBC Capital Markets, which was effective February 1, 2006.

(3)	On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one split of our common shares. All common share and per share information have been restated to reflect the stock dividend.

(4)	Average amounts are calculated using month-end balances for the period. Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to Key financial measures (non-GAAP) section for further discussion.

(5)	Defined as the difference between the revenue growth rate and the non-interest expense growth rate.

(6)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(7)	Assets under administration — RBC Dexia IS represents the total assets under administration (AUA) of the joint venture, of which we have a 50% ownership interest. RBC Dexia IS was created on January 2, 2006, and we contributed AUA of $1,400 billion to the joint venture at that time. As RBC Dexia IS reports on a one-month lag basis, Assets under administration — RBC Dexia IS reported for the third quarter of 2006 are as at June 30, 2006.

6   ROYAL BANK OF CANADA   THIRD QUARTER 2006
EXECUTIVE SUMMARY
We achieved record earnings this quarter supported by strong business growth across all business segments, largely reflecting the successful execution of our growth initiatives compared to a year ago. These results were also supported by continuing favourable economic and business conditions in both domestic and international markets.
Economic and market review
Canadian and U.S. economic growth was strong although it moderated in the period following robust performances in the first part of the year. Both economies continued to benefit from strong employment levels and higher wages, even though the pace of employment gains began to slow in the latter part of the period. The moderation in the pace of economic growth in this period reflected the impact of rising energy prices and interest rates, which in conjunction with wavering consumer confidence resulted in a weaker housing market and a modest decrease in consumer activity.
     The Bank of Canada and the U.S. Federal Reserve (U.S. Fed) continued their pattern of continuous interest rate increases this quarter. The Bank of Canada increased the overnight rate, for the 7th consecutive time, by 25 basis points (bps) in May to 4.25%, while the U.S. Fed raised the Fed funds rate, for the 17th consecutive time, to 5.25% in June. However, both central banks have recently held rates steady. The Bank of Canada paused as Canadian inflation began tracking within its target range, while the U.S. Fed paused on the expectation that inflation will moderate in the near future.
     Demand for consumer loans remained solid this period, greatly supported by high wages and continuing strong employment levels, despite rising interest rates and higher energy costs. On the corporate side, merger and acquisition (M&A) activity remained high in Canada, partly driven by high corporate liquidity and profit margins. Trading businesses in North America continued to experience favourable market conditions across most asset classes. Higher equity market volatility and increased arbitrage opportunities resulted in improved proprietary trading and client volumes while the uncertainty of rate increases caused the yield curve to flatten which resulted in weaker fixed income trading opportunities.
Financial performance
We reported net income of $1,177 million in the third quarter ended July 31, 2006, up $198 million, or 20%, from a year ago. Diluted earnings per share (EPS) were $.90, up $.16, or 22%. Return on common equity (ROE) was 23.1% compared to 20% a year ago.
Continuing operations net income of $1,194 million was up $193 million, or 19%, from a year ago. Diluted EPS were $.91, up $.15, or 20%. ROE was 23.1% compared to 20.2% a year ago. The increase reflected strong revenue growth across all our business segments and a lower effective income tax rate, partially offset by higher variable compensation, primarily in RBC Capital Markets. This growth was achieved despite the $45 million reduction in the translated value of U.S. dollar-denominated earnings due to the stronger Canadian dollar.
     Revenue increased $277 million, or 6%, from a year ago, primarily due to stronger trading results in improved market conditions and strong volume growth in our wealth management and banking businesses.
     Non-interest expense increased $129 million, or 5%, from a year ago largely due to higher variable compensation reflecting strong business performance. Higher costs incurred in support of our growth initiatives, such as increased staffing levels in our distribution network and higher professional fees and marketing and advertising costs, were largely offset by lower costs in other categories partly reflecting our continued cost management efforts.
     Total provision for credit losses was lower by $29 million, or 23%, from a year ago, primarily reflecting lower Canadian and U.S. commercial credit losses. This decrease also reflected the strong credit quality of our portfolios and the continuation of favourable credit conditions.
     Insurance policyholder benefits, claims and acquisition expense decreased $54 million, or 8%, from the prior year. This decrease is largely attributable to lower investment income on equities backing Canadian universal life policies and the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of the stronger Canadian dollar. These factors were partially offset by growth in our Canadian Life business.
     Income taxes decreased compared to the prior year largely due to higher net income reported by our foreign subsidiaries operating in lower income tax jurisdictions. A higher level of income from tax-efficient sources, including dividends, also contributed to the decrease. These factors contributed to the decrease in the effective income tax rate to 23.5% in the current quarter compared to 28.3% in the prior year.
RBC Canadian Personal and Business net income increased $63 million, or 9%, from a year ago, largely due to higher revenue driven by strong growth in our wealth management and banking businesses and lower provisions for credit losses. These factors were partially offset by increased expense due to higher variable compensation resulting from stronger business performance and higher costs in support of business growth. These results reflected the continuing positive momentum arising from the successful execution of our growth initiatives, the continuing strong Canadian economy and favourable credit conditions.
RBC U.S. and International Personal and Business net income increased $31 million, or 39%, from the prior year despite a $10 million reduction over the prior year due to the negative impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings. In U.S. dollars, net income was up US $34 million, or 52%. The improved results were driven by strong revenue growth in Wealth Management and solid revenue growth and improved credit quality in Banking. This reflected the successful execution of our growth initiatives and the continuing favourable U.S. and international economic conditions. The prior period also reflected a US $11 million tax provision related to the disposition of our discontinued operations which was partially offset by an insurance recovery of US $8 million before-tax (US $5 million after-tax).
RBC Capital Markets net income increased $74 million, or 29%, from a year ago. This increase primarily reflected higher trading revenue due to improved market conditions and business expansion. A lower effective income tax rate and continuing robust M&A activity also contributed to the increase. These factors were partially offset by higher variable compensation on stronger business performance and lower corporate credit loss recoveries compared to the prior year.
Corporate Support net income for the quarter of $12 million mainly reflected the timing of securitization activity and income tax amounts which were largely related to enterprise funding activities and not allocated to the business segments.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   7
Compared to the first nine months of 2005, net income increased $601 million, or 21%. Nine month diluted EPS were $2.64, up $.47, or 22%. Net income from continuing operations was $3,494 million, up $600 million, or 21%, compared to the prior year, primarily due to strong revenue growth across all business segments. A lower effective income tax rate and lower provisions for credit losses also contributed to the increase. These factors were offset by higher variable compensation and the $95 million reduction in the translated value of U.S. dollar-denominated earnings due to the stronger Canadian dollar. Revenue increased $900 million, or 6%, from a year ago, primarily due to solid growth in our wealth management and banking businesses and stronger trading results in improved market conditions. Non-interest expense increased $493 million, or 6%, over the prior period largely due to higher variable compensation primarily in RBC Capital Markets and our wealth management businesses reflecting stronger business performance, and higher costs in support of our business growth. The provision for credit losses decreased $82 million, or 23%, from the prior period mainly reflecting the $50 million general allowance reversal in the first quarter of 2006 and the continuing strong credit quality across most of our portfolios.
Compared to Q2 2006, net income increased $59 million, or 5%, and diluted EPS rose $.05, or 6%. Net income from continuing operations was up $66 million, or 6%, and diluted EPS from continuing operations increased $.05, or 6%. This increase largely reflected strong revenue growth in our banking businesses mainly due to three additional days this quarter, and lower provisions for credit losses mainly due to a number of contributing factors including seasonal effects in our consumer portfolios. These factors were mostly offset by lower trading results, which were down from record levels last quarter.
Discontinued operations net loss in the current quarter of $17 million was due to charges related to the wind-down of RBC Mortgage Company. This compared to a net loss of $22 million in the prior year and a net loss of $10 million in the prior quarter. The net loss from discontinued operations for the first nine months of 2006 of $28 million compares to a net loss of $29 million a year ago.
U.S. geographic operations (1)
Net income from continuing operations in our U.S. geographic operations for the current quarter was $168 million, up $47 million, or 39%, compared to a year ago despite the $15 million negative impact of the stronger Canadian dollar. The increase mainly reflected lower income taxes due to higher earnings from foreign subsidiaries operating in lower income tax jurisdictions and stronger trading results. The prior year reflected the payment to settle our part of the MegaClaims bankruptcy lawsuit brought by Enron Corp. (Enron) against us and other financial institutions and the US $11 million tax provision related to the disposition of our discontinued operations.
     Net income from continuing operations in our U.S. geographic operations for the nine months ended July 31, 2006, was $551 million, up $213 million, or 63%. This increase primarily reflected stronger trading results, lower income taxes due to higher earnings from foreign subsidiaries operating in lower income tax jurisdictions, higher recoveries of credit losses on corporate accounts and the net gain on our exchange of our NYSE seats for NYX shares as discussed in the Specified Items section. These items were partially offset by the gain recorded in the prior period on the sale of Liberty Insurance Services Corporation (LIS) on December 31, 2004, and lower U.S. annuity sales. The prior year reflected the Enron bankruptcy settlement costs and the US $11 million tax provision related to the disposition of our discontinued operations.
     Net income from continuing operations in our U.S. geographic operations was down $43 million, or 20%, compared to the second quarter of 2006. Trading results were down from the strong levels experienced in the prior quarter; as well the prior quarter also included the net gain related to the exchange of our NYSE seats for NYX shares. Lower recoveries of credit losses on corporate accounts and the $8 million negative impact on the translation of U.S. dollar-denominated earnings due to the stronger Canadian dollar also contributed to the decrease.
Capital ratios
As at July 31, 2006, the Tier 1 capital ratio of 9.6% was down from 9.7% a year ago, and up from 9.5% at the end of the previous quarter. The Total capital ratio of 12.4% was down 100 basis points (bps) from 13.4% a year ago, and down 10 bps from 12.5% the previous quarter.
Impact of U.S. vs Canadian dollar
Our U.S. dollar-denominated results are impacted by fluctuations in the U.S./Canadian dollar exchange rate. The following table depicts the effect of translating current period results at the current exchange rate in comparison to the historical periods’ exchange rates. We believe this provides the reader with the ability to assess underlying results on a more comparable basis, particularly given the magnitude of the recent changes in the exchange rate and the resulting impact on our results.

	For the three		For the nine
	months ended		months ended
	Q3 2006 vs		Q3 2006 vs
(C$ millions, except per share amounts)	Q2 2006	Q3 2005	Q3 2005

Reduced total revenue	$35	$160	$335
Reduced non-interest expense	15	75	170
Reduced net income from continuing operations	8	45	95
Reduced net income	8	44	93

Reduced diluted EPS — continuing operations	$0.01	$0.03	$0.07
Reduced diluted EPS	$0.01	$0.03	$0.07

Percentage change in average USD equivalent of C$1.00 (1)	2%	11%	8%

(1)	Average amounts are calculated using month-end balances for the period.
The average Canadian dollar exchange rate appreciated 11% from the corresponding quarter a year ago, resulting in a $44 million decrease in the translated value of our U.S. dollar-denominated net income and a reduction of $.03 on our current quarter’s diluted EPS.
     The average Canadian dollar exchange rate appreciated 8% compared to the first nine months of the prior year, resulting in a $93 million decrease in the translated value of our U.S. dollar-denominated net income and a reduction of $.07 on our diluted EPS for the first nine months of 2006.
     The average Canadian dollar exchange rate appreciated 2% compared to the prior quarter resulting in an $8 million decrease in the translated value of our U.S. dollar-denominated net income and a reduction of $.01 on our diluted EPS for the current quarter.
Performance vs objectives
Our 2006 objectives were established at the end of 2005 based on the prevailing and forecasted economic conditions. Our year-to-date results continue to track well against the majority of our 2006 objectives. Diluted EPS growth of 21.7%, ROE of 23.3% and revenue growth of 6% are on target to meet our objectives which are: diluted EPS growth of 20% plus; ROE of 20% plus; and revenue growth of 6% to 8%. Favourable credit conditions continue to support our strong credit quality ratio(2) of .21%, which continues to be significantly better than our objective of .40—.50%. We also maintained our solid capital position with a Tier 1 capital ratio of 9.6%, which remains significantly above our target of 8% plus. However, year-to-date operating leverage continues to be below our annual objective of over 3% largely due to our business mix which includes a higher portion of earnings from RBC Capital Markets and lower revenue from our insurance operations. In light of the high level of earnings in the first nine months of this year, our dividend payout ratio of 39% continues to fall slightly short of our target payout ratio.

(1)	For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

(2)	Ratio of specific provisions for credit losses to average loans and acceptances.

8   ROYAL BANK OF CANADA   THIRD QUARTER 2006
Specified items
The following table highlights specified items that were included in our results in prior periods. There were no specified items identified in Q3 2006 or in any of the first three quarters of 2005.

	For the three months ended				For the nine months ended

	July 31		April 30		July 31
	2006		2006		2006		Segments
(C$ millions)	Before-tax	After-tax	Before-tax	After-tax	Before-tax	After-tax

Credit card customer loyalty reward program liability			$(72)	$(47)	$(72)	$(47)	RBC Canadian Personal and Business
Agreement termination fee			51	33	51	33	RBC Canadian Personal and Business

Net gain on exchange of NYSE seats for NYX shares	No Specified Items		40	23	40	23	RBC Capital Markets and RBC U.S. and International Personal and Business
Income tax reduction			—	—	n.a.	70	Corporate Support
General allowance reversal			—	—	50	33	RBC Capital Markets
Hurricane-related charges			—	—	(61)	(61)	RBC Canadian Personal and Business
Amounts related to the transfer of IIS to RBC Dexia IS			—	—	(16)	(19)	RBC Capital Markets

n.a.	not applicable
Q2 2006
Credit card customer loyalty reward program liability: We made a $72 million adjustment to our credit card customer loyalty reward program liability largely as a result of refinements to our model assumptions to reflect higher customer utilization of RBC Rewards points.
     Agreement termination fee: We received $51 million, in the quarter, related to the termination of an agreement.
     Net gain on exchange of NYSE seats for NYX shares: RBC Capital Markets and RBC U.S. and International Personal and Business respective broker dealer subsidiaries received shares in NYSE Group (NYX) in exchange for their respective New York Stock Exchange (NYSE) seats on March 7, 2006. This exchange resulted in a net gain of $32 million being recognized in RBC Capital Markets and a net gain of $8 million in RBC U.S. and International Personal and Business.
Q1 2006
Income tax reduction: A favourable resolution of an income tax audit related to prior years resulted in a $70 million reduction in income tax expense.
     General allowance reversal: We reversed $50 million of the general allowance related to our corporate loan portfolio in RBC Capital Markets, in light of the continued favourable credit conditions and the strengthening of the credit quality of the corporate loan portfolio.
     Hurricane-related charges: Additional liabilities for estimated net claims of $61 million (before-tax and after-tax) were expensed in our insurance business primarily related to Hurricane Wilma which occurred in late October 2005.
     Amounts related to the transfer of IIS to RBC Dexia IS: On January 2, 2006, we combined our Institutional & Investor Services (IIS) business, previously part of RBC Capital Markets, with the Dexia Fund Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in the new company, RBC Dexia Investor Services (RBC Dexia IS). Net charges incurred associated with the transfer of our IIS business to RBC Dexia IS were $16 million before-tax ($19 million after-tax which included a write-off of deferred taxes).
Key events
Abacus: On November 30, 2005 we completed the acquisition of Abacus Financial Services Group Limited (Abacus) expanding our Wealth Management business line in RBC U.S. and International Personal and Business.
     Subsequent to the quarter end: On August 9, 2006, we announced our intention to acquire Georgia-based Flag Financial Corporation and its subsidiary, Flag Bank which will expand our Banking operations in RBC U.S. and International Personal and Business. The acquisition is subject to normal closing conditions and is expected to be completed by the end of the calendar year.
2006 Outlook
We expect the Canadian and U.S. economies to remain strong throughout the remainder of the year, albeit growing at a more moderate pace relative to the first half of the year. Both economies should continue to be supported by solid yet moderating housing markets and consumer spending growth rates, and continuing solid business investment. We currently expect both the Canadian and U.S. economies to grow at 3.3% this year, up from the prior year’s growth of 2.9% and 3.2% respectively. Even with the current pause in rate hikes, the Bank of Canada and U.S. Fed are expected to raise interest rates by 25 basis points (bps) to 4.5% and 5.5% respectively, by the end of the year. These forecasted policy rate hikes are likely to be made in response to the expectation of a rise in core inflation over the remainder of the year.
     Consumer lending should remain strong, supported by high employment levels and wages and a solid yet moderating housing market. Growth rates, however, are expected to moderate in response to higher energy prices and previous interest rate hikes. In light of these factors, we also expect that Canadian household liquidity will continue to be redeployed into wealth management products, resulting in an ongoing shift towards mutual fund and fixed-term deposits, and away from chequing and savings accounts. High liquidity and strong labour markets will continue to support household credit quality.
     Business investment is expected to remain strong as corporate profits continue to be redeployed into investment and M&A activity. While we expect a continuation of the recovery in business lending that began in earnest last year, the high level of corporate liquidity in Canada is expected to continue to affect Canadian origination activity and business lending growth this year, while supporting merger and acquisition activity. A more

ROYAL BANK OF CANADA   THIRD QUARTER 2006   9
rapid and earlier pace of liquidity redeployment in the U.S. suggests that loan growth will remain intact. We forecast that the Canadian dollar will weaken modestly in the latter part of the year in response to weaker energy prices, negative interest rate spreads versus the U.S. market, and stabilization of the U.S. fiscal and trade deficits.
CONSOLIDATED RESULTS FROM CONTINUING OPERATIONS
The following provides a discussion of our reported results from continuing operations. Factors that primarily relate to a specific segment are discussed in detail in the respective segment results section. For a discussion of our discontinued operations, refer to the Executive summary section.
Total revenue
The following table presents our revenue by key products and services:

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2006	2006	2005	2006	2005

Interest income	$5,840	$5,249	$4,283	$16,060	$12,332
Interest expense	4,083	3,640	2,626	11,019	7,319

Net interest income	$1,757	$1,609	$1,657	$5,041	$5,013

Investments (1)	$950	$997	$832	$2,832	$2,481
Insurance (2)	821	806	886	2,485	2,472
Banking (3)	648	510	602	1,749	1,702
Trading	683	724	452	1,954	1,286
Underwriting and other advisory	253	259	251	731	793
Other (4), (5)	94	217	249	496	641

Non-interest income	$3,449	$3,513	$3,272	$10,247	$9,375

Total revenue	$5,206	$5,122	$4,929	$15,288	$14,388

Additional information
Net interest margin (6)	1.37%	1.34%	1.45%	1.36%	1.53%
Total trading revenue (7)	$537	$586	$376	$1,588	$1,294

(1)	Includes brokerage, investment management and mutual funds.

(2)	Includes premiums, investment and fee income.

(3)	Includes service charges, foreign exchange other than trading, card services and credit fees.

(4)	Includes other non-interest income, gain/loss on securities sales and securitization.

(5)	In the second quarter of 2006, we reclassified the changes in the fair value of certain derivative instruments designated as economic hedges of our stock-based compensation plan at RBC Dain Rauscher from Non-interest income — Other, to Non-interest expense — Stock-based compensation, in order to more appropriately reflect the purpose of these instruments and our management of our compensation plan. All amounts have been restated to reflect this reclassification. Refer to Note 1 of the unaudited Interim Consolidated Financial Statements for further details.

(6)	Net interest margin is calculated as Net interest income divided by Average assets. Average assets are calculated using average daily balances for the period.

(7)	Total trading revenue is comprised of trading related revenue recorded in Net interest income and Non-interest income. Total trading revenue is a non-GAAP financial measure. Refer to the Key financial measures (non-GAAP) section for further discussion.
Q3 2006 vs Q3 2005
Total revenue increased $277 million, or 6%, from a year ago primarily due to stronger trading results in improved market conditions and strong volume growth in our wealth management and banking businesses. These factors were primarily offset by the $160 million reduction in the translated value of U.S. dollar-denominated revenue due to the stronger Canadian dollar, higher mark-to-market losses on derivatives relating to certain economic hedges and lower private equity gains in the current quarter.
     Net interest income increased $100 million, or 6%, largely due to strong loan and deposit growth and improved spreads on deposits and personal investment products. These factors were partially offset by increased funding costs related to higher volumes and increased rates on funding positions related to certain equity trading strategies. Net interest margin of 1.37% was down 8 bps compared to the prior year. The decrease is largely attributable to strong growth and activity in low and non-interest earning assets such as trading securities, assets purchased under reverse repurchase agreements and securities borrowed and other assets in RBC Capital Markets. These factors more than offset the 4 bps increase in RBC Canadian Personal and Business, which was largely attributable to improved spreads on deposits and personal investment products.
     Investments-related revenue increased $118 million, or 14%, mainly due to strong net sales and capital appreciation in our mutual fund businesses. Higher volumes in our full-service brokerage business, the inclusion of Abacus and the continued growth in our fee-based client assets also contributed to this increase.
     Insurance-related revenue was down $65 million, or 7%, from last year. The decrease was primarily due to lower investment income on equities backing Canadian universal life policies and lower revenue from our U.S. Life operations due to the negative impact of the stronger Canadian dollar and lower annuity sales. These factors were partially offset by growth in our Canadian Life operations. The above items were partially offset in insurance policyholder benefits and claims. (For accounting purposes, the income from investments backing certain life policies are recorded as revenue with an offset recorded in policy holder benefits.)
     Banking revenue increased $46 million, or 8%. This increase primarily reflected increased foreign exchange revenue and higher service fees mainly due to higher transaction volumes.
     Trading revenue increased $231 million, or 51%, from a year ago. Total trading revenue (including Net interest income and Non-interest income relating to trading) was $537 million, up $161 million, or 43%, from a year ago, mainly due to stronger trading results, primarily in our equity businesses. For a reconciliation of Total trading revenue refer to the Key financial measures (non-GAAP) section.
     Underwriting and other advisory revenue increased $2 million from a year ago. Higher M&A activity in the quarter reflecting the strong M&A environment in Canada was largely offset by lower equity origination in Canada and reduced debt origination.
     Other revenue decreased $155 million, or 62%, primarily due to higher mark-to-market losses on derivatives relating to certain economic hedges and lower private equity gains in the current quarter. The decrease also reflected the favourable cumulative accounting adjustment in the prior year related to our ownership interest in an investment.

10   ROYAL BANK OF CANADA   THIRD QUARTER 2006
Q3 2006 vs Q3 2005 (Nine months ended)
Total revenue increased $900 million, or 6%, from a year ago primarily due to solid growth in our wealth management and banking businesses and stronger trading results in improved market conditions. This growth was achieved despite the $335 million reduction in the translated value of U.S. dollar-denominated revenue due to the stronger Canadian dollar.
     Net interest income increased $28 million, or 1%, largely reflecting higher loans and deposit volumes and improved spreads in deposits and personal investment products. These factors were mostly offset by increased funding costs related to higher volumes and increased rates on funding positions related to certain equity trading strategies and the impact of higher securitization balances.
     Investments-related revenue increased $351 million, or 14%, mainly due to strong net sales and capital appreciation in our mutual fund businesses, higher volumes in our full-service brokerage business, growth in fee-based client assets and the inclusion of Abacus.
     Insurance-related revenue was up $13 million, or 1%, from last year reflecting solid business growth across most of our life and property and casualty businesses. This increase was mainly offset by the negative impact in our U.S. Life operations due to the stronger Canadian dollar and lower annuity sales, and the two months of revenue recorded in the prior period relating to Liberty Insurance Services Corporation (LIS), which was sold on December 31, 2004. In addition, we continued to strategically reduce exposure in our property catastrophe reinsurance which resulted in lower revenue compared to the prior period.
     Banking revenue increased $47 million, or 3%. This increase mainly reflected higher commitment fees in support of our M&A activity and higher service fees and increased foreign exchange revenue due to higher transaction volume.
     Trading revenue increased $668 million, or 52%, from a year ago. Total trading revenue was $1,588 million, up $294 million, or 23%, from a year ago, reflecting stronger trading results in improved market conditions and growth in several trading strategies, primarily in our equity businesses.
     Underwriting and other advisory revenue decreased $62 million, or 8%, largely due to lower equity origination mainly in Canada and reduced debt origination. These factors were partially offset by higher M&A activity.
     Other revenue decreased $145 million, or 23%. This decrease primarily reflected higher mark-to-market losses on derivatives relating to certain economic hedges in the current year. The decrease also reflected certain favourable items recorded in the prior year including a cumulative accounting adjustment related to our ownership interest in an investment, gains on the sale of mortgage-backed securities and the gain on the sale of LIS. These factors were partially offset by the receipt of a fee related to the termination of an agreement, and the net gain on the exchange of our NYSE seats for NYX shares recorded in 2006.
Q3 2006 vs Q2 2006
Total revenue was up $84 million, or 2%, largely due to strong growth in our corporate and retail banking businesses which was partially offset by the receipt of a fee on the termination of an agreement and the net gain related to the exchange of our NYSE seats both recorded in the prior quarter.
     Net interest income increased by $148 million, or 9%, compared to the previous quarter primarily reflecting the additional three days in the current quarter and higher loan and deposit volumes and improved retail spreads.
     Investments-related revenue decreased $47 million, or 5%, mainly due to lower volumes in our full-service and self-directed brokerage businesses reflecting the traditional summer slowdown.
     Insurance-related revenue increased $15 million, or 2%, from the previous quarter largely reflecting the seasonal renewal of reinsurance agreements. These factors were partially offset by lower sales of travel insurance due to seasonal effects and lower investment income on equities backing Canadian universal life policies.
     Banking revenue increased $138 million, or 27%, mainly due to the $72 million adjustment recorded in the prior quarter to increase the liability associated with our customer loyalty rewards program. Higher card service fees reflecting higher credit card volumes and purchases, as well as increased service fees due to higher transaction volumes also contributed to the increase.
     Trading revenue decreased $41 million, or 6%. Total trading revenue was $537 million, down $49 million, or 8%, from the record trading results in the prior quarter primarily reflecting lower results in fixed income, money markets, foreign exchange and commodities trading.
     Other revenue decreased $123 million, or 57%, primarily reflecting the receipt of a fee related to the termination of an agreement and the net gain on the exchange of our NYSE seats for NYX shares realized in the prior quarter. Lower private equity gains this quarter also contributed to the decrease.
Non-interest expense
The following table presents the main components of non-interest expense:

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2006	2006	2005	2006	2005

Salaries	$832	$797	$799	$2,411	$2,373
Variable compensation	716	751	587	2,129	1,729
Stock-based compensation (1)	28	38	56	134	161
Benefits and retention compensation	272	284	273	837	846

Human resources	$1,848	$1,870	$1,715	$5,511	$5,109
Equipment	233	236	247	700	715
Occupancy	196	189	188	567	559
Communications	168	173	155	487	458
Professional and other external services	229	236	205	675	582
Other expenses	167	204	206	546	573
Amortization of intangibles	20	20	16	54	51

Non-interest expense	$2,861	$2,928	$2,732	$8,540	$8,047

(1)	In the second quarter of 2006, we reclassified the changes in the fair value of certain derivative instruments designated as economic hedges of our stock-based compensation plan at RBC Dain Rauscher from Non-interest income — Other to Non-interest expense — Stock-based compensation, in order to more appropriately reflect the purpose of these instruments and our management of our compensation plan. All amounts have been restated to reflect this reclassification. Refer to Note 1 of the unaudited Interim Consolidated Financial Statements for further details.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   11
Q3 2006 vs Q3 2005
Non-interest expense increased $129 million, or 5%, from a year ago largely due to higher variable compensation reflecting strong business performance. Higher costs incurred in support of our growth initiatives including increased staffing levels in our distribution network and higher professional fees and marketing and advertising costs also contributed to the increase. These factors were largely offset by lower costs in other categories partially reflecting our continued cost management efforts, the Enron MegaClaims bankruptcy settlement costs recorded in the prior year and the $75 million reduction in the translated value of U.S. dollar-denominated expenses due to the stronger Canadian dollar.
Q3 2006 vs Q3 2005 (Nine months ended)
Non-interest expense increased $493 million, or 6%, over the prior period mainly due to higher variable compensation primarily in RBC Capital Markets and our wealth management businesses reflecting strong business performance. Also contributing to the increase were higher professional fees and increased marketing and advertising costs and higher staffing levels in our distribution network in support of our business growth initiatives. These factors were partially offset by the $170 million reduction in the translated value of U.S. dollar-denominated expenses due to the stronger Canadian dollar.
Q3 2006 vs Q2 2006
Non-interest expense decreased $67 million, or 2%, over the prior quarter largely reflecting lower variable compensation, particularly in RBC Capital Markets as the prior quarter reflected record trading results and stronger M&A activity. Also contributing to the decrease were lower benefits due to seasonal factors and lower stock-based compensation. These factors were partially offset by higher compensation costs due to the additional three days in the current quarter compared to the prior quarter.
Provision for (recovery of) credit losses

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2006	2006	2005	2006	2005

Consumer	$96	$130	$108	$347	$334
Business and government	1	(4)	26	(22)	(42)

Specific provision	$97	$126	$134	$325	$292
General provision	2	(2)	(6)	(55)	60

Provision for (recovery of) credit losses (PCL)	$99	$124	$128	$270	$352

Q3 2006 vs Q3 2005
Total provision for credit losses decreased $29 million, or 23%, from a year ago, reflecting the continued strong credit quality of our portfolios and favourable credit conditions. This decrease largely reflected lower provisions in our Canadian and U.S. commercial portfolios which were partially offset by lower corporate recoveries and higher provisions for Canadian personal loans commensurate with portfolio growth.
     Specific provision for credit losses for consumer loans decreased $12 million, or 11%, from last year. This decrease was largely attributable to changes to the management of our credit card portfolio, the favourable effect of a higher level of securitized credit cards, and lower provisions in our U.S. consumer loan portfolio, which was partially offset by higher provisions in our Canadian personal loan portfolio, commensurate with loan growth.
     Business and government provision for credit losses decreased $25 million, or 96% compared to the prior year. This decrease largely reflected lower provisions in our Canadian and U.S. commercial portfolio which was partially offset by lower corporate recoveries in the current quarter.
     The $8 million increase in the general provision compared to the prior period was primarily attributable to the quarterly fluctuation of amounts allocated between specific and general allowance in our U.S. operations, in accordance with local regulatory requirements. These amounts were recorded in RBC U.S. and International Personal and Business and had no impact on the segment’s total provision for credit losses.
Q3 2006 vs Q3 2005 (Nine months ended)
Total provision for credit losses decreased $82 million, or 23%, from a year ago, mainly due to a reduction in the general provision and the favourable effect of a higher level of securitized credit cards. The prior period included a provision related to our 50% proportionate share of a provision booked at Moneris Solutions, Inc. (Moneris). These factors were partially offset by higher provisions for credit cards and personal loans, commensurate with loan growth.
     Specific provision for credit losses for consumer loans increased $13 million, or 4%, from last year. This increase largely reflected higher provisions for personal loans commensurate with portfolio growth.
     Business and government recovery of credit losses of $22 million in the current period primarily reflected recoveries from previously impaired corporate loans. This compared to the recovery of credit losses of $42 million in the prior period largely attributable to recoveries in our corporate portfolio which was partially offset by a provision related to our 50% proportionate share of a provision booked at Moneris.
     The general provision decreased $115 million compared to the prior period, mainly reflecting the $50 million reversal of the general allowance in the current period, and the transfer of $52 million from the specific allowance to general allowance in the prior period as a result of the alignment of our enterprise-wide accounting treatment of credit losses.
Q3 2006 vs Q2 2006
Total provision for credit losses decreased $25 million, or 20%, from the prior quarter. This decrease largely reflected a number of contributing factors including seasonal effects related to our credit card and student loan portfolios, which traditionally experience higher losses in the second quarter. These factors were partially offset by lower corporate recoveries.
     Specific provision for consumer loans was down $34 million, or 26%, compared to the prior quarter. This decrease was due to a combination of changes to the management of our credit card and unsecured credit line portfolios, as well as seasonal effects related to our credit card and student loan portfolios which traditionally experience higher provisions in the second quarter.
     Business and government provision for credit losses increased $5 million compared to the prior quarter, largely reflecting lower corporate recoveries this quarter.

12   ROYAL BANK OF CANADA   THIRD QUARTER 2006
Insurance policyholder benefits, claims and acquisition expense

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2006	2006	2005	2006	2005

Insurance policyholder benefits, claims and acquisition expense	$627	$619	$681	$1,898	$1,885
Insurance claims and policy benefit liabilities	7,352	7,182	6,914	7,352	6,914

Q3 2006 vs Q3 2005
Insurance policyholder benefits, claims and acquisition expense decreased $54 million, or 8%, from the prior year. This is largely attributable to lower investment income on equities backing Canadian universal life policies and the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of the stronger Canadian dollar. These factors were partially offset by growth in our Canadian Life business. (For accounting purposes, the income from investments backing certain life policies are recorded as insurance-related revenue with an offset recorded in policyholder benefits.)
Q3 2006 vs Q3 2005 (Nine months ended)
Insurance policyholder benefits, claims and acquisition expense increased $13 million, or 1%, over the prior year. The increase was largely due to the hurricane-related charges of $61 million reported in the first quarter of 2006 and higher benefits and claims costs associated with business growth and disability experience. These factors were partially offset by the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of the stronger Canadian dollar, the strategic reduction in our property catastrophe reinsurance exposure and higher net actuarial liability adjustments in the prior period.
Q3 2006 vs Q2 2006
Insurance policyholder benefits, claims and acquisition expense increased $8 million, or 1%, from the previous quarter. This primarily reflected the impact of the reinsurance agreement renewals and higher benefits and claims costs associated with business growth. These factors were partially offset by lower sales of travel insurance due to seasonal effects and lower investment income on equities backing Canadian universal life policies.
Income taxes

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2006	2006	2005	2006	2005

Income from continuing operations before income taxes	$1,619	$1,451	$1,387	$4,580	$4,099
Income tax expense	381	348	392	1,061	1,188
Effective income tax rate	23.5%	24.0%	28.3%	23.2%	29.0%

Q3 2006 vs Q3 2005
Income taxes decreased over the prior year despite higher earnings before income taxes from continuing operations largely due to higher net income reported by our foreign subsidiaries operating in lower income tax jurisdictions. A higher level of income from tax-efficient sources, including dividends, also contributed to the decrease. These factors contributed to the decrease in the effective income tax rate to 23.5% in the current quarter compared to 28.3% in the prior year.
Q3 2006 vs Q3 2005 (Nine months ended)
Income taxes decreased over the same period last year despite higher earnings before income taxes from continuing operations. This decrease was largely attributable to higher net income reported by our foreign subsidiaries operating in lower income tax jurisdictions, a higher level of income from tax-efficient sources, including dividends, and the favourable resolution of income tax audits in the first quarter of 2006 related to prior years. These factors had the effect of lowering our effective income tax rate in the current period to 23.2% compared to 29.0% in the prior year.
Q3 2006 vs Q2 2006
Income taxes increased over the prior quarter due largely to higher earnings before income taxes from continuing operations. The effective income tax rate in the current period was 23.5% compared to 24.0% in the prior quarter.
Business realignment charges

	Expense for the three months ended			Liability balance as at
	July 31	April 30	July 31	July 31	April 30	July 31
(C$ millions)	2006	2006	2005	2006	2006	2005

Employee-related	$—	$—	$1	$60	$74	$109
Other	—	—	—	—	—	1

Business realignment charges from continuing operations	$—	$—	$1	$60	$74	$110

While we continued to implement the cost reduction initiatives in connection with our business realignment initiated on November 1, 2004, with additional activities identified in fiscal 2005, we did not incur any additional expense related to these activities in the current quarter. The $1 million expensed a year ago related to outplacement services for terminated employees.
     The business realignment liability decreased by $50 million from a year ago reflecting income protection payments to former employees. Although we expect the majority of our realignment initiatives to be completed by the end of fiscal 2006, certain payments related to income protection are expected to extend beyond that time. Refer to Note 2 of our unaudited Interim Consolidated Financial Statements for further details.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   13
QUARTERLY RESULTS AND TREND ANALYSIS
Our quarterly earnings, revenue and expense are impacted by a number of trends and recurring factors which include seasonality, general economic conditions and competition.
Seasonality
Seasonal factors impact our results in most quarters. The second quarter has fewer days than the other three quarters, resulting in a decrease in net interest income. The third and fourth quarters include the summer months during which market activity frequently slows, negatively impacting the results of our capital markets, brokerage and investment management businesses.
Impact of economic and market conditions on our business
Positive economic conditions over the nine quarters have favourably impacted our businesses. The low but rising interest rate environment, strong employment levels and higher business and consumer spending have driven loan and deposit growth, and supported strong demand for our wealth management products. These factors also underpinned a favourable credit environment which, along with our risk management efforts, has resulted in the improvement of credit quality in our portfolio over the last nine quarters. Our trading businesses were challenged by lower market volatility through most of the last nine quarters, except for the most recent quarters. The relative strengthening of the Canadian dollar over the period also reduced the translated value of our U.S. dollar-denominated earnings primarily in our wholesale and U.S. retail operations.
     Furthermore, competitive activity increased over the nine quarters, resulting in spread compression in Canadian and U.S. lending products. Competition in wholesale banking also increased as U.S.-based investment banks expanded their presence in Canada after the elimination of foreign content restrictions on Canadian registered retirement products.
     The following table summarizes our results for the nine most recently completed quarters.

	2006			2005				2004
(C$ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenue	$5,206	$5,122	$4,960	$4,796	$4,929	$4,686	$4,773	$4,570	$4,508
Non-interest expense	2,861	2,928	2,751	3,310	2,732	2,661	2,654	2,734	2,675
Provision for credit losses	99	124	47	103	128	116	108	97	125
Insurance policyholder benefits, claims and acquisition expense	627	619	652	740	681	622	582	589	575
Business realignment charges	—	—	—	40	1	2	2	177	—

Net income before income taxes (1)	1,619	1,451	1,510	603	1,387	1,285	1,427	973	1,133
Income taxes	381	348	332	90	392	353	443	282	358
Non-controlling interest in net income of subsidiaries	44	(25)	6	(30)	(6)	16	7	4	4

Net income from continuing operations	1,194	1,128	1,172	543	1,001	916	977	687	771
Net income (loss) from discontinued operations	(17)	(10)	(1)	(21)	(22)	(9)	2	(173)	(28)

Net income	$1,177	$1,118	$1,171	$522	$979	$907	$979	$514	$743

Earnings per share (2) — basic	$0.91	$0.86	$0.90	$0.40	$0.75	$0.70	$0.76	$0.40	$0.57
— diluted	$0.90	$0.85	$0.89	$0.39	$0.74	$0.69	$0.75	$0.39	$0.56
Earnings per share from continuing operations (2) — basic	$0.92	$0.87	$0.90	$0.42	$0.77	$0.71	$0.76	$0.53	$0.59
— diluted	$0.91	$0.86	$0.89	$0.41	$0.76	$0.70	$0.75	$0.52	$0.58

Segment net income (loss) from continuing operations
RBC Canadian Personal and Business	$742	$608	$669	$504	$679	$524	$597	$448	$523
RBC U.S. and International Personal and Business (3)	111	106	101	132	80	82	93	35	70
RBC Capital Markets (3)	329	433	330	(57)	255	294	268	214	196
Corporate Support	12	(19)	72	(36)	(13)	16	19	(10)	(18)

Net income from continuing operations	$1,194	$1,128	$1,172	$543	$1,001	$916	$977	$687	$771

Period average USD equivalent of C$1.00 (4)	$0.896	$0.877	$0.865	$0.850	$0.810	$0.811	$0.827	$0.792	$0.745
Period-end USD equivalent of C$1.00	0.884	0.894	0.878	0.847	0.817	0.795	0.806	0.821	0.752

(1)	Net income before income taxes and non-controlling interest in net income of subsidiaries.

(2)	On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one split of our common shares. All earnings per share calculations have been restated to reflect the stock dividend.

(3)	All amounts have been restated to reflect the transfer of our housing tax credit syndication business from RBC U.S. and International Personal and Business to RBC Capital Markets, which was effective February 1, 2006.

(4)	Average amounts are calculated using month-end balances for the period.
Trend analysis
Overview
Over the last nine quarters, our results have been affected by a number of favourable and unfavourable specified items. In the first quarter of 2006 and the fourth quarter of 2005, our results were impacted by $61 million (before- and after-tax) and $203 million (before- and after-tax), respectively, of hurricane-related charges in our Insurance business. In the fourth quarter of 2005, we incurred a provision for Enron Corp. litigation of $591 million ($326 million after-tax). Reversals of the general allowance were recorded in the first quarter of 2006 and the fourth quarter of 2004 in the amounts of $50 million and $25 million, respectively. Our results over the last nine quarters were also impacted by the acquisition and disposition of certain businesses. We recorded

14   ROYAL BANK OF CANADA   THIRD QUARTER 2006
business realignment charges for continuing operations of $177 million in the fourth quarter of 2004 and an additional $40 million in the fourth quarter of 2005. Coincident with our realignment, we had a $130 million write-off of goodwill in the fourth quarter of 2004 related to RBC Mortgage Company, which we subsequently classified as discontinued operations in the second quarter of 2005 and certain assets were sold. Throughout 2005 and 2006, we executed a broad series of revenue and expense management activities.
Consolidated results
Over the last nine quarters, our consolidated net income from continuing operations has consistently increased compared to the corresponding period in the prior year, excluding the impact of specified items noted above. This was mainly the result of consistently higher revenue year over year, primarily due to strong revenue growth in all our business segments. This positive trend was partially offset by the strengthening of the Canadian dollar over the last nine quarters, which lowered the translated value of foreign currency-denominated revenue and earnings.
     Taking into account seasonality and the items noted below, Non-interest expense has increased marginally over the last nine quarters relative to revenue growth, largely as a result of cost management efforts employed since the fourth quarter of 2004. In the fourth quarter of 2005, Non-interest expense rose sharply reflecting a provision for Enron litigation of $591 million ($326 million after-tax). As well, the increases in Non-interest expense in the first and second quarters of 2006 were mainly due to higher variable compensation, primarily in RBC Capital Markets, due to strong business performance.
     Provision for credit losses declined in 2004 as we moved into a particularly favourable phase of the credit cycle. In addition, corporate and commercial recoveries positively impacted our business results in 2005 and 2006. The provision was low in the fourth quarter of 2004 and the first quarter of 2006, as we recorded reversals of the general allowance of $25 million and $50 million, respectively. In addition, favourable consumer loss rates positively impacted our business results in both 2005 and 2006. The credit cycle also remained favourable throughout 2005 and in the first three quarters of 2006.
     Income taxes over the last nine quarters have largely trended lower despite higher earnings before income taxes from continuing operations. This is primarily due to higher earnings reported by our foreign subsidiaries operating in lower income tax jurisdictions, a higher level of income from tax-efficient sources, including dividends and a reversal of amounts accrued in prior years as a result of the favourable resolution of an income tax audit in the first quarter of 2006. These factors have contributed to a reduction in our effective income tax rate over the last nine quarters from 31.6% to 23.5%.
     Non-controlling interest in net income of subsidiaries represents the net income attributed to third party investors in entities in which we do not have 100% ownership, but are required to consolidate. The amounts in any period will fluctuate depending upon the results of these entities.
Business segment results
RBC Canadian Personal and Business segment’s results, in general, have been steadily improving, excluding the impact of specified items. Strong volume growth across most business lines has driven solid revenue growth over the last nine quarters. This has been supported by stable margins despite competitive pressures and the shift in client preferences toward lower spread products in a low but rising interest rate environment. The stable credit environment over the last nine quarters has also had a favourable impact on our results.
     RBC U.S. and International Personal and Business segment’s results have also been improving with net income increasing each quarter compared to the same period in the prior year. This has been largely driven by solid revenue growth, partially offset by the negative impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings.
     RBC Capital Markets operates in an inherently volatile environment. However, our diverse business and product offerings have contributed to a relatively consistent upward trend in quarterly earnings performance on a year over year basis, with the exception of the fourth quarter of 2005 which included the provision for Enron litigation discussed earlier. In 2005, trading conditions remained challenging for most of the year, and revenue growth was driven mainly by strong origination activity. A lower translated value of U.S. dollar- and British pound-denominated earnings resulting from a stronger Canadian dollar also continued to negatively affect our results.
ACCOUNTING POLICIES AND ESTIMATES
Critical accounting policies and estimates
Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 on page 88 of our 2005 Annual Report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting policies and estimates relate to the allowance for credit losses, fair value of financial instruments, securitization, variable interest entities, pensions and other postemployment benefits and income taxes. For further details refer to pages 36 to 38 of our 2005 Annual Report.
Changes in accounting policies and estimates
We did not adopt any new significant accounting policies during the quarter for purposes of preparing our financial statements under Canadian GAAP. For U.S. GAAP purposes, we adopted FASB Statement 123 (revised 2004), Share-Based Payment, (FAS 123(R)) and related Staff Positions (FSPs) on November 1, 2005. The adoption of this standard did not materially impact our U.S. GAAP results.
Future changes in accounting policies or estimates
Canadian GAAP
In 2005, the Canadian Institute of Chartered Accountants issued three new accounting standards: Financial Instruments —Recognition and Measurement, Hedges, and Comprehensive Income. These standards provide guidance on the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. They also provide guidance on the classification of financial instruments and hedge accounting.
     We are in the process of assessing the impact of these new standards, which will be effective for us on November 1, 2006, on our consolidated financial position and results of operations.
U.S. GAAP
In 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 provides additional guidance on how to recognize, measure, and disclose income tax benefits, and will be effective for us on November 1, 2007. We are currently assessing the impact of adopting this standard on our U.S. GAAP consolidated financial position and results of operations.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   15
BUSINESS SEGMENT RESULTS FROM CONTINUING OPERATIONS
The following section provides an overview of how we manage our business segments, key financial measures (non-GAAP) and an analysis of our business segments’ financial results.
     Periodically, certain businesses and/or subsidiaries are transferred between segments to align more closely with our organizational structure and strategic priorities. Where these transfers are deemed material, comparative amounts are restated.
How We Manage Our Business Segments
We have three client- and geographic-oriented business segments: RBC Canadian Personal and Business which manages our banking and wealth management businesses in Canada and our global insurance businesses; RBC U.S. and International Personal and Business which consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean and private banking internationally; and RBC Capital Markets which provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, public sector and institutional clients in North America and specialized products and services globally.
     Our business segments are supported by our corporate support team which is comprised of two groups: (i) Global Technology and Operations which provides the operational and technological foundation required for delivery of products and services to the client experience; and (ii) Global Functions which effectively manages our people, asset/liability profile, spread income, capital ratios and tax position while maintaining our risk profile and relationships with investors, credit rating agencies, regulators and other stakeholders.
     Our business segments’ results reflect revenue and expense associated with the conduct of their business. This may include costs incurred by or services provided by Global Technology and Operations and Global Functions, directly undertaken or provided on the segments’ behalf. For other costs not directly attributable to one of our business segments, we use a management reporting model that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expense to our business segments. It also assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All enterprise-level activities that are not allocated to our three business segments are reported under our fourth segment, Corporate Support.
     The assumptions and methodologies used in our management reporting model are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies, detailed on page 62 of our 2005 Annual Report, involve a number of assumptions and estimates that are revised periodically. Any changes to these factors directly impact other measures such as business segment return on equity and return on risk capital.
     In the first quarter of 2006, we made changes to our transfer pricing methodologies. Segment results for 2005 and 2004 were restated to reflect these changes.
     In the second quarter of 2006, we transferred our housing tax credit syndication business from RBC U.S. and International Personal and Business to RBC Capital Markets. The segments’ comparative results have been restated to reflect the transfer. We also reclassified the mark-to-market changes in the fair value of derivative instruments and our shares designated as economic hedges for our stock-based compensation plan at RBC Dain Rauscher. This resulted in amounts being reclassified from Non-interest income to Non-interest expense — Stock-based compensation in order to more appropriately reflect the purpose of these instruments and our management of our compensation plan. All comparative amounts were restated to reflect the reclassifications. The reclassification did not apply to other securities used to economically hedge RBC Dain Rauscher’s stock-based compensation plan.
     These changes in the first and second quarter did not impact our consolidated earnings.
     Our management reporting processes measure the performance of our segments based on our management structure and are not necessarily comparable with similar information for other financial services companies.
Key Financial Measures (Non-GAAP)
Performance and non-GAAP measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on average common equity (ROE) and return on average risk capital (RORC). Management also assesses the performance of RBC Capital Markets using revenue on a taxable equivalent basis. While net income is determined in accordance with GAAP, the others are non-GAAP financial measures which do not have standardized meanings and may not be comparable to similar measures used by other financial institutions. For a detailed description of these measures, refer to pages 46 and 47 of our 2005 Annual Report.
Return on common equity and Return on risk capital
We use ROE and RORC, at both the consolidated and segment level, as measures of return on capital in our businesses.
     Our quarterly consolidated ROE calculation is based on annualized quarterly net income available to common shareholders divided by total average common equity for the period, which excludes preferred shares.
     Quarterly business segment ROE calculations are based on annualized quarterly net income available to common shareholders divided by average attributed equity for the period. For each segment, average attributed equity is based on attributed risk capital and amounts invested in goodwill and intangibles. Total attributed equity is deemed by management to be comprised of amounts necessary to support the risks inherent in the businesses (risk capital) and amounts related to historical investments (goodwill and intangibles). Total risk capital and goodwill and intangibles are referred to as attributed capital as well as Economic Capital. The difference between total average common equity and average attributed equity is classified as unattributed and reported in Corporate Support, for segment reporting purposes.
     Our quarterly RORC calculations are based on annualized quarterly net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed equity). The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions.

16   ROYAL BANK OF CANADA   THIRD QUARTER 2006
Reconciliation of Return on common equity and Return on risk capital

						For the three
	For the three months ended					months ended
	July 31					April 30	July 31
	2006					2006	2005
		RBC U.S. and
	RBC Canadian	International	RBC
	Personal and	Personal and	Capital	Corporate
(C$ millions, except percentage amounts) (1), (2)	Business	Business	Markets	Support	Total (2)	Total (2)	Total (2)

Net income from continuing operations	$742	$111	$329	$12	$1,194	$1,128	$1,001
Net loss from discontinued operations (2)	—	—	—	—	(17)	(10)	(22)

Net income	$742	$111	$329	$12	$1,177	$1,118	$979
less: Preferred dividends	(6)	(2)	(3)	(2)	(13)	(11)	(11)

Net income available to common shareholders	$736	$109	$326	$10	$1,164	$1,107	$968

Average equity	$8,800	$3,300	$4,900	$3,050	$20,050	$19,700	$19,150
less: Unattributed common equity	—	—	—	2,300	2,300	2,100	2,700
less: Goodwill and intangible capital	2,350	1,300	1,150	—	4,800	4,900	4,950
Average risk capital (3)	$6,450	$2,000	$3,750	$750	$12,950	$12,700	$11,500

Return on equity (ROE)	33.2%	13.1%	26.5%	1.4%	23.1%	23.0%	20.0%
Return on risk capital (RORC)	45.3%	21.6%	34.4%	n.m.	35.7%	35.7%	33.4%

Return on equity (ROE) from continuing operations					23.1%	22.9%	20.2%
Return on risk capital (RORC) from continuing operations					36.2%	36.1%	34.1%

						For the nine
	For the nine months ended					months ended
	July 31					July 31
	2006					2005
		RBC U.S. and
	RBC Canadian	International	RBC
	Personal and	Personal and	Capital	Corporate
(C$ millions, except percentage amounts) (1), (2)	Business	Business	Markets	Support	Total (2)	Total (2)

Net income from continuing operations	$2,019	$318	$1,092	$65	$3,494	$2,894
Net loss from discontinued operations (2)	—	—	—	—	(28)	(29)

Net income	$2,019	$318	$1,092	$65	$3,466	$2,865
less: Preferred dividends	(15)	(5)	(8)	(6)	(34)	(31)

Net income available to common shareholders	$2,004	$313	$1,084	$59	$3,432	$2,834

Average equity	$8,750	$3,150	$4,750	$3,050	$19,700	$18,350
less: Unattributed common equity	—	—	—	2,450	2,450	2,150
less: Goodwill and intangible capital	2,350	1,250	1,050	—	4,650	4,900
Average risk capital (3)	$6,400	$1,900	$3,700	$600	$12,600	$11,300

Return on equity (ROE)	30.6%	13.2%	30.5%	2.7%	23.3%	20.6%
Return on risk capital (RORC)	42.0%	21.9%	39.2%	n.m.	36.4%	33.5%

Return on equity (ROE) from continuing operations					23.2%	20.6%
Return on risk capital (RORC) from continuing operations					36.7%	33.8%

(1)	The average risk capital, goodwill and intangible capital, average attributed equity and average equity figures shown above and throughout this document represent rounded figures. These amounts are calculated using month-end balances for the period. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.

(2)	Business segment return on equity and RORC are calculated on a continuing operations basis only. Total (consolidated) return on common equity and RORC include continuing and discontinued operations.

(3)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational and Business and fixed asset risk capital. For further details refer to Economic Capital in the Capital management section.

n.m.	not meaningful

ROYAL BANK OF CANADA   THIRD QUARTER 2006   17
Total trading revenue
Due to the nature of our trading activities, trading-related revenue is recorded in both Net interest income and Non-interest income. Since funding costs related to trading activities are recorded in Net interest income we review and monitor total trading revenue, as we believe this is a useful measure for evaluating the overall performance of our trading activities and it provides a more complete picture of the results of our trading businesses. Total trading revenue is considered to be a non-GAAP financial measure, which may not be comparable to similar measures used by other financial institutions.
     The following table provides a reconciliation of total trading revenue.
Total trading revenue reconciliation

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2006	2006	2005	2006	2005

Net interest income — related to trading activities	$(146)	$(138)	$(76)	$(366)	$8
Non-interest income — Trading revenue	683	724	452	1,954	1,286

Total trading revenue	$537	$586	$376	$1,588	$1,294

Key financial measures for RBC Capital Markets
Taxable equivalent basis (teb)
Commencing in the third quarter of 2005, we began presenting net interest income, revenue and net income before income taxes on a taxable equivalent basis (teb) in RBC Capital Markets. These teb amounts and ratios are non-GAAP financial measures. The teb adjustment grosses up net interest income from Canadian taxable dividends to their effective taxable equivalent value. Management believes this adjustment increases the comparability of revenue and related ratios across taxable and tax-efficient sources of revenue and enables more meaningful comparison with other financial institutions. However, it should be noted that tax-efficient sources may not be similarly adjusted at other financial institutions, limiting the usefulness of this comparison.
Consolidated Variable Interest Entities (VIEs)
Starting in the first quarter of 2005, we consolidated certain entities in accordance with Accounting Guideline 15, Consolidation of Variable Interest Entities (VIEs). Consolidation of a VIE is not based on voting control but rather on our exposure to variability in the VIE’s assets. Revenue and expense from certain of these VIEs have been included in RBC Capital Markets results. However, the amounts that have been consolidated, which are attributable to other equity investors in these VIEs are offset in Non-controlling interest in net income of subsidiaries and have no impact on our reported net income. As the amounts attributable to other equity investors do not have an impact on our reported net income, management believes that adjusting for them increases the comparability of RBC Capital Markets results and related ratios and enables a more meaningful comparison of our financial performance with other financial institutions. As the expenses are not viewed as material we have only adjusted for the revenue attributed to other equity investors.
Reconciliation for RBC Capital Markets
The following table provides a reconciliation of total revenue, net interest income, net income before income taxes on a taxable equivalent basis and total revenue (teb) excluding VIEs for RBC Capital Markets.

	For the three months ended						For the nine months ended
	July 31		April 30		July 31		July 31		July 31
(C$ millions)	2006		2006		2005		2006		2005
	GAAP	teb/VIEs	GAAP	teb/VIEs	GAAP	teb/VIEs	GAAP	teb/VIEs	GAAP	teb/VIEs

Net interest income	$6	$6	$(13)	$(13)	$53	$53	$24	$24	$385	$385
Taxable equivalent basis (teb) adjustment	—	46	—	80	—	25	—	163	—	76

Net interest income	$6	$52	$(13)	$67	$53	$78	$24	$187	$385	$461
Non-interest income	1,131	1,131	1,270	1,270	935	935	3,346	3,346	2,655	2,655

Total revenue	$1,137	$1,183	$1,257	$1,337	$988	$1,013	$3,370	$3,533	$3,040	$3,116

Revenue related to VIEs offset in Non-controlling interest (1)		$32		$(35)		$(9)		$(11)		$3

Total revenue excluding VIEs		$1,151		$1,372		$1,022		$3,544		$3,113

Net income before income taxes and non-controlling interest	$377	$377	$445	$445	$308	$308	$1,197	$1,197	$1,086	$1,086
Teb adjustment	—	46	—	80	—	25	—	163	—	76

Net income before income taxes and non-controlling interest	$377	$423	$445	$525	$308	$333	$1,197	$1,360	$1,086	$1,162

(1)	Represents revenue attributed to other equity investors of consolidated VIEs which is offset in Non-controlling interest in net income of subsidiaries.

18   ROYAL BANK OF CANADA   THIRD QUARTER 2006
RBC Canadian Personal and Business
The RBC Canadian Personal and Business segment consists of our banking and wealth management businesses in Canada and our global insurance businesses. This segment provides financial products and services to over 13 million individual and business clients through our extensive branch, automated banking machine, online and telephone banking networks, as well as through a large number of proprietary sales forces and investment advisors in addition to a wide-ranging third-party network of independent insurance distributors. This segment is comprised of Personal Banking, Business Financial Services, Cards and Payment Solutions, Wealth Management and Global Insurance.
     Effective this quarter, the business line Business and Commercial Banking was renamed Business Financial Services.

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2006	2006	2005	2006	2005

Net interest income	$1,520	$1,409	$1,367	$4,357	$3,911
Non-interest income	1,867	1,802	1,885	5,539	5,355
Total revenue	$3,387	$3,211	$3,252	$9,896	$9,266
Non-interest expense	1,539	1,533	1,454	4,574	4,361
Provision for credit losses	121	168	143	431	404
Insurance policyholder benefits, claims and acquisition expense	627	619	681	1,898	1,885
Business realignment charges	—	—	—	—	1
Net income before income taxes and non-controlling interest in subsidiaries	$1,100	$891	$974	$2,993	$2,615
Net income	$742	$608	$679	$2,019	$1,800

Revenue by business line
Personal Banking	$942	$857	$890	$2,668	$2,499
Business Financial Services	541	515	529	1,582	1,497
Cards and Payment Solutions	416	341	394	1,161	1,085
Wealth Management	667	692	551	2,000	1,675
Global Insurance	821	806	888	2,485	2,510

Key ratios
Return on equity (ROE) (1)	33.2%	28.3%	31.1%	30.6%	28.6%
Return on risk capital (RORC) (1)	45.3%	39.1%	44.8%	42.0%	41.8%
Net interest margin (NIM)	3.26%	3.22%	3.22%	3.22%	3.17%
Selected average balance sheet and other information
Total assets	$184,700	$179,700	$168,600	$180,700	$164,800
Loans and acceptances	167,900	162,900	151,800	163,800	148,400
Residential mortgages	87,000	84,500	79,300	85,200	77,600
Personal loans	35,900	34,700	32,100	34,800	30,700
Credit cards	10,100	9,600	8,900	9,800	8,700
Business and government loans	34,900	34,100	31,500	34,000	31,400
Deposits	147,000	143,500	139,300	144,400	138,200
Insurance claims and policy benefit liabilities (period end)	7,352	7,182	6,914	7,352	6,914
Attributed equity (1)	8,800	8,750	8,600	8,750	8,350
Risk capital (1)	6,450	6,350	5,950	6,400	5,700
Assets under administration	196,400	195,700	170,000	196,400	170,000
Assets under management	72,300	72,400	61,900	72,300	61,900

(1)	Average attributed equity and the Return on equity are calculated using month-end balances for the period. Segment Return on equity, Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to the Key financial measures (non-GAAP) section for further discussion.
Q3 2006 vs Q3 2005
Net income increased $63 million, or 9%, from a year ago, largely due to higher revenue driven by strong growth in our wealth management and banking businesses and lower provisions for credit losses. These factors were partially offset by increased expense due to higher variable compensation resulting from stronger business performance and higher costs in support of business growth. These results reflected the continuing positive momentum arising from the successful execution of our growth initiatives, the continuing strong Canadian economy and favourable credit conditions.
     Total revenue increased $135 million, or 4%, from a year ago mainly due to strong volume and balance growth and improved spreads in our wealth management and banking businesses. The increase was partially offset by lower revenue in our insurance business this quarter and the $37 million favourable cumulative accounting adjustment in the prior period related to our ownership interest in an investment.
     The net interest margin improved 4 bps to 3.26% primarily reflecting improved spreads on deposits and on personal investment products in our wealth management business which were partially offset by lower spreads on loans reflecting continued competitive pricing pressures and the higher interest rate environment.
     Personal Banking revenue was up $52 million, or 6%, largely reflecting strong loan growth, most notably in home equity lending and unsecured credit lines. Improved spreads on deposits also contributed to the increase.
     Business Financial Services revenue improved $12 million, or 2%, primarily as a result of strong loan and deposit growth and widening deposit spreads. This was largely offset by lending spread compression and the impact of a favourable adjustment to an investment recorded in the prior period.
     Cards and Payment Solutions revenue was up $22 million, or 6%, reflecting strong growth in client spending and balances. The increase was partially offset by higher customer loyalty reward program costs that are recorded against revenue.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   19
     Wealth Management revenue increased $116 million, or 21%, primarily due to strong net sales and capital appreciation in our mutual funds, continued growth in fee-based accounts and increased spreads on personal investment products. Higher volumes in our full-service and self-directed brokerage businesses also contributed to the increase.
     Global Insurance revenue was down $67 million, or 8%, from last year. The decrease was primarily due to lower investment income on equities backing Canadian universal life policies and lower revenue from our U.S. Life operations due to the negative impact of the stronger Canadian dollar and lower annuity sales. These factors were partially offset by growth in our Canadian Life business. The above items were partially offset in insurance policyholder benefits and claims. (For accounting purposes, the income from investment backing certain life policies are recorded as revenue with an offset recorded in policyholder benefits.)
     Non-interest expense was up $85 million, or 6%, mainly as a result of higher variable compensation due to stronger business performance, higher levels of sales personnel in our distribution network and higher marketing and advertising costs in support of our business growth.
     Total provision for credit losses decreased $22 million largely reflecting the impairment of a commercial account in the prior year and lower business provisions in the current quarter. The decrease was partly offset by higher provisions for personal loans in the current quarter, commensurate with loan growth.
     Insurance policyholder benefits, claims and acquisition expense decreased $54 million, or 8%, over the prior year. This is largely attributable to lower investment income on equities backing Canadian universal life policies and the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of the stronger Canadian dollar. These factors were partially offset by growth in our Canadian Life business. (For accounting purposes, the income from investments backing certain life policies are recorded as insurance-related revenue with an offset recorded in policyholder benefits.)
     Average assets increased $16.1 billion, or 10%, over the prior year due to strong loan growth across all portfolios. Loan growth continues to be supported by successful execution of our growth initiatives and by a strong but slowing housing market and solid consumer and business spending, supported by the relatively low interest rate environment and strong employment levels. Deposits were up $7.7 billion, or 6%, over the prior year mainly reflecting growth in business deposits which have been fuelled by strong profitability and higher liquidity levels in Canadian businesses.
Q3 2006 vs Q3 2005 (Nine months ended)
Net income was up $219 million, or 12%, from a year ago, largely due to strong growth in our wealth management and banking businesses and continued successful cost management efforts.
     Total revenue increased $630 million, or 7%, from a year ago, mainly due to strong growth in our wealth management and banking businesses. These factors were partially offset by lower insurance revenue in our U.S. Life operations due to the negative impact of the stronger Canadian dollar and lower annuity sales. In addition, we continued to strategically reduce exposure in our property catastrophe reinsurance business which resulted in lower revenue compared to the prior period. Net interest margin increased 5 bps, over last year to 3.22% primarily reflecting improved spreads on deposits and investment products.
     Non-interest expense was up $213 million, or 5%, mainly as a result of higher variable compensation on stronger business performance, particularly in our wealth management business, higher levels of sales personnel in our distribution network and higher marketing and advertising costs in support of our business growth.
     Total provision for credit losses increased $27 million largely resulting from growth in our personal loans and credit card portfolios. The prior year included a provision related to our 50% proportionate share of a provision booked at Moneris.
     Insurance policyholder benefits, claims and acquisition expense increased $13 million, or 1%, from the prior year. The increase was largely due to the hurricane-related charges of $61 million reported in the first quarter of 2006 and higher benefits and claims costs associated with business growth and disability experience. These factors were partially offset by the favourable impact on the translated value of U.S. dollar-denominated actuarial liabilities as a result of the stronger Canadian dollar, the strategic reduction in our property catastrophe reinsurance exposure and higher net actuarial liability adjustments in the prior period. The above items are partially offset in insurance revenue.
     Average assets increased $15.9 billion, or 10%, over the prior period due to strong loan growth across most portfolios. The growth reflected the combination of successful execution of our growth initiatives and a stronger Canadian economy. Deposits were up $6.2 billion, or 4%, over the prior year mainly reflecting growth in business deposits.
Q3 2006 vs Q2 2006
Net income increased $134 million, or 22%, over the previous quarter primarily resulting from strong revenue growth largely in our banking business and lower provisions for credit losses due to seasonal factors.
     Total revenue was up $176 million, or 5%, over the prior quarter mainly as a result of three additional days this quarter, improved margins and solid volume growth in our banking businesses. These factors were partially offset by lower transaction volumes this quarter in our full-service and self-directed brokerage business due to the traditional summer slowdown.
     Non-interest expense increased $6 million mainly due to higher compensation reflecting the additional three days this quarter and summer staffing requirements. These factors were partially offset by lower support costs.
     The decrease of $47 million, or 28%, in the total provision for credit losses was largely a result of seasonal effects in our credit card and student loan portfolios, which traditionally experience higher provisions in the second quarter. Lower provisions in the current quarter in our personal unsecured credit line portfolio also contributed to the decrease.

20   ROYAL BANK OF CANADA   THIRD QUARTER 2006
RBC U.S. and International Personal and Business (continuing operations)
The RBC U.S. and International Personal and Business segment consists of banking and retail brokerage businesses in the U.S., banking in the Caribbean and private banking internationally. This segment is comprised of Wealth Management which includes Global Private Banking and certain retail activities of RBC Dain Rauscher and Banking which includes our U.S. and Caribbean banking operations.
     On November 30, 2005, we completed the acquisition of Abacus expanding our Wealth Management business.
     On February 1, 2006, the housing tax credit syndication business, previously included in Banking, was transferred to RBC Capital Markets.
     On August 9, 2006, we announced our intention to acquire Flag Financial Corporation. The acquisition is subject to normal closing conditions and is expected to be completed by the end of the calendar year.

	As at or for the three months ended			As at or for the nine months ended
All amounts are for continuing operations only	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2006	2006	2005 (1)	2006 (1)	2005 (1)

Net interest income	$276	$275	$288	$830	$830
Non-interest income	425	446	411	1,302	1,224
Total revenue	$701	$721	$699	$2,132	$2,054
Non-interest expense	550	568	554	1,685	1,645
Provision for credit losses	5	6	18	21	47
Net income before income taxes and non-controlling interest in subsidiaries	$146	$147	$127	$426	$362
Net income	$111	$106	$80	$318	$255

Revenue by business line
Wealth Management	$430	$460	$422	$1,336	$1,245
Banking	271	261	277	796	809

Key ratios
Return on equity (ROE) (2)	13.1%	13.2%	9.5%	13.2%	10.2%
Return on risk capital (RORC) (2)	21.6%	22.5%	15.7%	21.9%	16.9%
Selected average balance sheet and other information
Total assets	$39,800	$39,500	$39,500	$38,700	$37,800
Loans and acceptances	20,500	20,600	21,700	20,600	20,600
Deposits	34,500	34,000	35,000	33,500	33,700
Attributed equity (2)	3,300	3,250	3,250	3,150	3,300
Risk capital (2)	2,000	1,900	1,950	1,900	2,000
Assets under administration	297,300	292,200	246,900	297,300	246,900
Assets under management	42,300	41,300	43,000	42,300	43,000

(1)	All amounts have been restated to reflect the transfer of the housing tax credit syndication business to RBC Capital Markets, which was effective February 1, 2006. As well, in the second quarter, we reclassified the mark-to-market changes in the fair value of derivative instruments and our shares designated as economic hedges of our stock-based compensation plans at RBC Dain Rauscher from Non-interest income to Non-interest expense in order to more appropriately reflect the purpose of these instruments and our management of our compensation plan . All amounts have been restated to reflect this reclassification. Refer to Note 1 of the unaudited Interim Consolidated Financial Statements for further details.

(2)	Average attributed equity and the Return on equity are calculated using month-end balances for the period. Segment Return on equity, Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to the Key financial measures (non-GAAP) section for further discussion.
Impact of U.S. vs Canadian dollar
Our U.S. dollar-denominated results are impacted by fluctuations in the U.S./Canadian dollar exchange rate. The table below depicts the impact of translating the current three- and nine-month periods’ U.S. dollar-denominated results at the current exchange rate in comparison to the corresponding historical periods’ exchange rates. We believe this provides the reader with the ability to assess underlying results on a more comparable basis, particularly given the magnitude of the change in the exchange rate over the comparable periods and the resulting impact on our results.
     The average Canadian dollar appreciated 11%, relative to the U.S. dollar compared to the same quarter a year ago, 2% compared to the prior quarter and 8% from the comparable nine-month period a year ago.

			For the nine
	For the three months ended		months ended
Impact of USD translation on selected items	Q3 2006 vs		Q3 2006 vs
(C$ millions)	Q2 2006	Q3 2005	Q3 2005

Reduced total revenue	$12	$57	$129
Reduced non-interest expense	9	43	99
Reduced net income	2	10	21

Percentage change in the average USD equivalent of C$1.00 (1)	2%	11%	8%

(1)	Average amounts are calculated using month-end balances for the period.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   21
Q3 2006 vs Q3 2005
Net income increased $31 million, or 39%, from the prior year despite a $10 million reduction from the prior year due to the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings. In U.S. dollars, net income was up US$34 million, or 52%. The improved results were driven by strong revenue growth in Wealth Management and solid revenue growth and improved credit quality in Banking. This reflected the successful execution of our growth initiatives and the continuing favourable U.S. and international economic conditions. The prior period also reflected a US$11 million tax provision related to the disposition of our discontinued operations which was partially offset by an insurance recovery of US$8 million before-tax (US$5 million after-tax).
     Revenue increased $2 million over the prior year. In U.S. dollars, revenue was up US$62 million, or 11%.
     Wealth Management revenue improved $8 million, or 2%. In U.S. dollars, Wealth Management revenue was up US$44 million, or 13%. The improvement was mainly due to the inclusion of Abacus, higher securities brokerage commissions in Global Private Banking and growth in fee-based client assets at RBC Dain Rauscher. These positive factors were partly offset by a loss this quarter compared to a gain in the prior year on the mark-to-market of certain securities held to economically hedge the stock-based compensation plan at RBC Dain Rauscher (the loss largely offset by lower stock-based compensation noted in non-interest expense below).
     Banking revenue decreased $6 million, or 2%. In U.S. dollars, Banking revenue increased US$18 million, or 8%, due to solid growth in loan and deposit volumes and fee-based activities.
     Non-interest expense decreased $4 million, or 1%, over the prior year. In U.S. dollars, non-interest expense increased US$43 million, or 10%, largely reflecting the inclusion of Abacus and higher variable compensation, primarily in Wealth Management on stronger revenue. The increase also reflected the prior period insurance recovery of US$8 million relating to certain mortgages that were believed to have been fraudulently originated in 2001 and 2002. These factors were partially offset by lower stock-based compensation in RBC Dain Rauscher.
     Provision for credit losses was down $13 million. In U.S. dollars, the decrease was US$10 million, reflecting improved credit quality in our loan portfolio at RBC Centura.
Q3 2006 vs Q3 2005 (Nine months ended)
Net income increased $63 million, or 25%, from the prior year despite a $21 million reduction from the prior year due to the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings. In U.S. dollars, net income was up US$71 million, or 34%, driven by strong revenue growth in Wealth Management and solid revenue growth and improved credit quality in Banking.
     Revenue increased $78 million, or 4%, over the prior year. In U.S. dollars, revenue was up US$198 million, or 12%.
     Wealth Management revenue improved $91 million, or 7%. In U.S. dollars, Wealth Management revenue was up US$158 million, or 16%, due to the inclusion of Abacus, higher securities brokerage commissions in Global Private Banking and growth in fee-based client assets at RBC Dain Rauscher.
     Banking revenue decreased $13 million, or 2%. In U.S. dollars, Banking revenue increased US$40 million, or 6%, reflecting solid loan and deposit growth and fee-based activities.
     Non-interest expense was up $40 million, or 2%, over the prior year. In U.S. dollars, non-interest expense increased US$138 million, or 10%, due to the inclusion of Abacus, increased variable compensation, primarily in Wealth Management on stronger revenue and higher project-related spending in support of business growth.
     Provision for credit losses was down $26 million. In U.S. dollars, the decrease was US$20 million, reflecting continued strong credit quality in our loan portfolio at RBC Centura.
Q3 2006 vs Q2 2006
Compared to the second quarter of 2006, net income improved $5 million, or 5%. In U.S. dollars, net income increased US$7 million, or 8%, due to lower non-interest expense and income taxes, which were partially offset by lower revenue.
     Revenue decreased $20 million, or 3%, compared to the prior quarter. In U.S. dollars, revenue decreased US$3 million. The decrease largely reflected a loss this quarter compared to a gain in the prior quarter on the mark-to-market of certain securities held to economically hedge the stock-based compensation plan at RBC Dain Rauscher. The prior quarter’s US$7 million net gain at RBC Dain Rauscher on the exchange of our NYSE seats for NYX shares also contributed to the decrease. These factors were largely offset by the favourable effect of three additional days in the current quarter and continued business growth.
     Non-interest expense decreased $18 million, or 3%. In U.S. dollars, non-interest expense decreased US$6 million, or 1%, mainly reflecting lower stock-based compensation, employee benefits and project-related costs. These factors were partly offset by higher variable compensation, primarily in Global Private Banking on stronger performance.

22   ROYAL BANK OF CANADA   THIRD QUARTER 2006
RBC Capital Markets
The RBC Capital Markets segment provides a wide range of corporate and investment banking, sales and trading, research and related products and services to corporations, public sector and institutional clients in North America and specialized products and services globally. This segment is comprised of Global Markets, Global Investment Banking and Equity Markets, RBC Dexia IS and Other.
     On January 2, 2006, we combined our IIS business with Dexia Funds Services in return for a 50% joint venture interest in RBC Dexia IS.
     On February 1, 2006, the housing tax credit syndication business was transferred from RBC U.S. and International Personal and Business to RBC Capital Markets.

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except percentage amounts)	2006	2006	2005 (1)	2006 (1)	2005(1)

Net interest income (teb) (2)	$52	$67	$78	$187	$461
Non-interest income	1,131	1,270	935	3,346	2,655
Total revenue (teb) (2)	$1,183	$1,337	$1,013	$3,533	$3,116
Non-interest expense	767	835	698	2,288	2,020
Provision for (recovery of) credit losses	(7)	(23)	(18)	(115)	(66)
Net income before income taxes and non-controlling interest in subsidiaries (teb)	$423	$525	$333	$1,360	$1,162
Net income	$329	$433	$255	$1,092	$817

Revenue (teb) (2) by business line
Global Markets	$644	$754	$560	$1,972	$1,776
Global Investment Banking and Equity Markets	306	351	246	931	736
RBC Dexia IS (3)	160	159	130	403	372
Other	73	73	77	227	232

Key ratios
Return on equity (ROE) (4)	26.5%	35.0%	24.6%	30.5%	26.2%
Return on risk capital (RORC) (4)	34.4%	45.2%	32.5%	39.2%	34.5%
Selected average balance sheet and other information
Total assets	$272,500	$262,600	$235,500	$262,600	$224,500
Attributed equity (4)	4,900	5,050	4,100	4,750	4,100
Risk capital (4)	3,750	3,900	3,100	3,700	3,150
Assets under administration — RBC	—	—	1,310,100	—	1,310,100
— RBC Dexia IS (5)	1,832,700	1,832,100	—	1,832,700	—

(1)	All amounts have been restated to reflect the transfer of the housing tax credit syndication business from RBC U.S. and International Personal and Business.

(2)	Total revenue (teb), net interest income (teb) and net income before income taxes (teb) are non-GAAP financial measures. For a further discussion and reconciliation, refer to the Key financial measures (non-GAAP) section.

(3)	Our Institutional & Investor Services (IIS) business was combined with the institutional investor service business of Dexia on January 2, 2006, forming a new company RBC Dexia IS. Given the similarity of these businesses, we have disclosed the revenue from our prior business, IIS, and our 50% proportionate ownership of RBC Dexia IS on the same line for comparative purposes. As RBC Dexia IS reports on a calendar quarter there is a one month lag in the reporting of its earnings. Comparative amounts for the three months and nine months ended July 31, 2005, only represent earnings for IIS. Amounts for the nine months ended July 31, 2006, includes two months of revenue from IIS for the quarter ended January 31, 2006, and our 50% proportionate share of six months of revenue from RBC Dexia IS for the six-month period ended June 30, 2006.

(4)	Average attributed equity and ROE are calculated using month-end balances for the period. Segment ROE, Average risk capital and the RORC are non-GAAP financial measures. Refer to Key financial measures (non-GAAP) section for further discussion.

(5)	Assets under administration — RBC Dexia IS represents the total AUA of the joint venture, of which we have a 50% ownership interest. RBC Dexia IS was created on January 2, 2006, and we contributed AUA of $1,400 billion to the joint venture at that time. As RBC Dexia IS reports on a one-month lag basis, Assets under administration — RBC Dexia IS reported for the third quarter of 2006 are as at June 30, 2006.
Impact of USD and British Pound (GBP) vs Canadian dollar
Our U.S. dollar- and GBP-denominated results are impacted by fluctuations in the respective exchange rates to the Canadian dollar. The table below depicts the effect of translating the current three- and nine-month periods’ USD- and GBP- denominated results at the current exchange rates in comparison to the corresponding historical periods’ exchange rates. We believe this provides the reader with the ability to assess underlying results on a more comparable basis, particularly given the magnitude of the change in the exchange rates over the comparable periods and the resulting impact on our results.
     The average Canadian dollar appreciated 11%, relative to the U.S. dollar compared to the same quarter a year ago, 2% compared to the prior quarter and 8% from the comparable nine-month period a year ago. The average Canadian dollar appreciated 6%, relative to the GBP compared to the same quarter a year ago, declined 3% compared to the prior quarter and appreciated 12% over the comparable nine-month period a year ago.

			For the nine
	For the three months ended		months ended
Impact of USD & GBP translation on selected items	Q3 2006 vs		Q3 2006 vs
(C$ millions)	Q2 2006	Q3 2005	Q3 2005

Reduced total revenue (teb)	$18	$55	$143
Reduced non-interest expense	4	40	95
Reduced net income	9	8	31

Percentage change in the average USD equivalent of C$1.00 (1)	2%	11%	8%
Percentage change in the average GBP equivalent of C$1.00 (1)	(3%)	6%	12%

(1)	Average amounts are calculated using month-end balances for the period.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   23
Q3 2006 vs Q3 2005
Net income increased $74 million, or 29%, from a year ago. This increase primarily reflected higher trading revenue due to improved market conditions and business expansion. A lower effective income tax rate and continuing robust M&A activity also contributed to the increase. These factors were partially offset by higher variable compensation on stronger business performance and lower corporate credit loss recoveries compared to the prior year.
     Total revenue (teb) rose $170 million, or 17%, from the prior year largely due to higher trading results in stronger market conditions and business expansion. Robust M&A activity, primarily in Canada and higher commissions on strong client trading levels particularly in resource based equities also contributed to the increase. These factors were partially offset by lower debt and equity origination due to fewer debt issues in Canada and Europe and the decrease in income trust issuances in Canada from the high levels experienced in the prior year. Total revenue (teb) excluding VIEs was $1,151 million, up $129 million, or 13%, from a year ago. For a reconciliation of Total revenue (teb) excluding VIEs refer to the Key financial measures (non-GAAP) section.
     Net interest income (teb) decreased $26 million, primarily due to higher volumes and increased rates on funding positions related to certain equity trading strategies, partially offset by an increase in dividend income and deposit balances. Non-interest income rose $196 million, primarily reflecting higher trading revenue and M&A fees, partially offset by lower debt and equity origination activity.
     Global Markets revenue was up $84 million, or 15%, largely as a result of stronger trading results, partially offset by lower private equity gains and debt origination activity.
     Global Investment Banking and Equity Markets revenue increased $60 million, or 24%, mostly due to higher advisory and commitment fees on increased M&A activity. Higher client trading volumes largely due to strong demand for Canadian resource based equities and distributions from private equity investments also contributed to the increase. These factors were partially offset by lower equity origination activity.
     RBC Dexia IS revenue was $160 million in the quarter primarily reflecting strong foreign exchange revenue and high deposit volumes resulting from strong market activity.
     Non-interest expense increased $69 million, or 10%, from a year ago mainly due to higher variable compensation on strong business performance. The increase in other expenses was partially offset by the $31 million (US$25 million) prior period payment to settle our part of the MegaClaims bankruptcy lawsuit brought by Enron against us and a number of other financial institutions.
     Credit quality continued to remain strong as recovery of credit losses was $7 million in the current quarter compared to a recovery of $18 million a year ago.
     Income taxes were down $38 million despite higher earnings before income taxes mainly due to a lower effective income tax rate. This decrease was primarily due to higher earnings from foreign subsidiaries operating in lower income tax jurisdictions and a higher level of income from tax-efficient sources, including dividends.
     Average assets increased $37 billion, or 16%, compared to a year ago largely resulting from increased trading securities related to growth in certain equity trading strategies and higher assets purchased under repurchase agreements and corporate loans.
Q3 2006 vs Q3 2005 (Nine months ended)
Net income increased $275 million, or 34%, from a year ago primarily reflecting stronger trading results and higher M&A fees due to improved market conditions and business expansion. A lower effective income tax rate and a $50 million reversal of the general allowance in 2006 also contributed to the increase. These factors were partially offset by higher variable compensation on improved business performance and lower debt and equity origination.
     Total revenue (teb) rose $417 million, or 13%, from the prior year, largely reflecting stronger trading results across all product categories on improved market conditions and growth in several trading strategies. Stronger M&A activity, higher distributions from private equity investments, higher credit fees and the net gain realized on the exchange of NYSE seats for NYX shares, in the current period, also contributed to the increase. These factors were partially offset by lower debt and equity origination activity. Total revenue (teb) excluding VIEs was $3,544 million, up $431 million, or 14%, from the prior period.
     Net interest income (teb) decreased $274 million, primarily due to higher funding costs related to certain equity trading strategies, partially offset by an increase in dividend income and deposit balances. Non-interest income was up $691 million, primarily reflecting higher trading revenue, and M&A fees, and the net gain realized in 2006 on the exchange of our NYSE seats for NYX shares. These factors were partially offset by lower debt and equity origination activity.
     Non-interest expense increased $268 million, or 13%, largely reflecting higher variable compensation on strong business performance and higher spending in support of business growth which were partially offset by the Enron MegaClaims bankruptcy settlement claim recorded in the prior period.
     Recovery of credit losses of $115 million for the current period was comprised of $65 million of recoveries from previously impaired corporate loans and the $50 million reversal of the general allowance taken earlier in the period. This compared to the $66 million recovery of credit losses realized in the prior year related to previously impaired corporate accounts.
     Income taxes decreased $125 million from a year ago, despite higher earnings before income taxes, mainly due to a lower effective income tax rate. The decrease in the effective income tax rates was primarily due to higher earnings from foreign subsidiaries operating in jurisdictions with lower income taxes and a higher level of income from tax-efficient sources, including dividends.
     Average assets increased $38 billion, or 17%, compared to a year ago largely resulting from higher trading securities in support of certain equity trading strategies, higher assets purchased under repurchase agreements and growth in our corporate loan portfolio.
Q3 2006 vs Q2 2006
Net income decreased $104 million, or 24%, as revenue across most businesses were down from the elevated levels experienced in the prior quarter. The decrease mainly reflected lower trading results and a decline in dividend income due to seasonal factors. These factors were partially offset by a lower effective income tax rate and lower variable compensation commensurate with business performance.
     Total revenue (teb) decreased $154 million, or 12%, from record levels in the second quarter. The decrease was primarily related to lower debt and foreign exchange and commodity trading results and lower dividend income from non-North American equities, which pay dividends semi-annually. The prior period net gain related to the exchange of our NYSE seats and lower M&A and equity origination activity in the current period also contributed to the decrease. These factors were partially offset by higher trading revenue related to consolidated VIEs and improved lending business revenue. Total revenue (teb) excluding VIEs was $1,151 million, down $221 million, or 16%, from the prior quarter.
     Non-interest expense was down $68 million, or 8%, largely resulting from lower variable compensation commensurate with business performance and lower support costs compared to the prior quarter.
     Recovery of credit losses was $7 million compared to a recovery of $23 million in the prior quarter.

24   ROYAL BANK OF CANADA   THIRD QUARTER 2006
Corporate Support
Corporate Support segment activities include our global technology and operations group, corporate treasury, finance, human resources, risk management and other global functions the cost of which are allocated to the business segments.
     The reported results for the Corporate Support segment largely reflect consolidation adjustments and activities that are undertaken for the benefit of the organization such as securitizations, which are not allocated to the business segments.

	As at or for the three months ended			As at or for the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2006	2006	2005 (1)	2006 (1)	2005 (1)

Net interest income	$(45)	$(62)	$(51)	$(170)	$(113)
Non-interest income	26	(5)	41	60	141
Total revenue	$(19)	$(67)	$(10)	$(110)	$28
Non-interest expense	5	(8)	26	(7)	21
Provision for (recovery of) credit losses	(20)	(27)	(15)	(67)	(33)
Business realignment charges	–	–	1	–	4
Net income (loss)before income taxes and non-controlling interest in subsidiaries	$(4)	$(32)	$(22)	$(36)	$36
Net income (loss)	$12	$(19)	$(13)	$65	$22

Selected average balance sheet information
Total assets	$12,300	$11,800	$11,100	$12,200	$10,400
Attributed equity (2)	3,050	2,650	3,200	3,050	2,600
Securitization
Total securitizations sold and outstanding (3)	$16,109	$15,863	$10,920	$16,109	$10,920
New securitization activity in the period (4)	1,442	1,295	641	5,470	3,141

(1)	In the second quarter of 2006, we reclassified the mark-to-market changes in the fair value of derivative instruments and our shares designated as economic hedges of our stock-based compensation plans at RBC Dain Rauscher from Non-interest income to Non-interest expense. All related consolidation elimination entries have been adjusted to reflect this reclassification.

(2)	Average attributed equity is a non-GAAP financial measure. Refer to the Key financial measures (non-GAAP) section for further discussion.

(3)	Total securitizations sold and outstanding are comprised of Credit card loans and Residential mortgages.

(4)	New securitization activity is comprised of Credit card loans and Residential mortgages securitized and sold in the quarter. Refer to Note 6 of our unaudited Interim Consolidated Financial Statements for further details.
Due to the nature of activities reported in this segment, we believe that a period over period comparison is not useful. The following highlights the main factors affecting the results in each period.
Q3 2006
The net loss before income taxes of $4 million for the quarter was primarily the result of the timing of securitization activity which was partially offset by the mark-to-market gains on derivatives relating to certain economic hedges in the quarter. Net income for the quarter of $12 million mainly reflected the timing of securitization activity and income tax amounts which were largely related to enterprise funding activities and not allocated to the business segments.
Q2 2006
Net loss for the quarter of $19 million largely reflected the timing of securitization activities and the mark-to-market losses on derivatives relating to certain economic hedges.
Q3 2005
The net loss of $13 million in the period was primarily due to mark-to-market losses on derivatives relating to certain economic hedges which were partially offset by interest refunds received relating to the favourable resolution of disputed tax items in prior years.
Q3 2006 (Nine months ended)
The net loss before income taxes of $36 million for the nine months ended July 31, 2006, was largely due to the timing of securitization activity in the period. Net income of $65 million for the period mainly reflected income tax amounts which were largely related to enterprise funding activities and not allocated to the business segments. The favourable resolution of income tax audits related to prior years was also recorded in the period.
Q3 2005 (Nine months ended)
Net income of $22 million for the nine months ended July 31, 2005, primarily related to a gain on the sale of mortgage-backed securities, a gain on the disposition of certain equity investments and interest refunds received on disputed tax items. These factors were partially offset by mark-to-market losses on derivatives relating to certain economic hedges.
BALANCE SHEET HIGHLIGHTS

Selected balance sheet data (period-end)	July 31	April 30	July 31
(C$ millions)	2006	2006	2005

Interest-bearing deposits with banks	$11,430	$8,878	$6,476
Securities
Trading account	$137,672	$127,026	$117,545
Investment account and loan substitutes	35,131	36,965	38,137
Total securities	$172,803	$163,991	$155,682
Assets purchased under reverse repurchase agreements and securities borrowed	$63,981	$56,301	$44,471
Loans
Residential mortgages	$95,688	$92,506	$88,029
Personal loans	44,022	42,441	40,628
Credit cards	6,792	6,051	6,013
Business and government loans	59,418	57,583	52,381
Total loans	$205,920	$198,581	$187,051
Other assets	$67,436	$71,355	$65,927
Total assets	$523,969	$502,893	$463,325
Deposits	$334,702	$322,787	$304,497
Other liabilities	$156,398	$147,879	$127,240
Non-controlling interest in subsidiaries	$1,800	$1,947	$815
Shareholders’ equity	$21,547	$20,751	$20,242

ROYAL BANK OF CANADA   THIRD QUARTER 2006   25
Q3 2006 vs Q3 2005
Total assets increased $60.6 billion, or 13%, from a year ago, largely attributable to growth in Assets purchased under reverse repurchase agreements and securities borrowed, Total loans and Total securities.
     Interest-bearing deposits with banks rose $5.0 billion largely due to the consolidation of our 50% proportionate share in RBC Dexia IS and the higher sales of investment account securities.
     Total securities were up $17.1 billion, or 11%, from a year ago primarily as a result of an expansion of certain equity trading businesses.
     Assets purchased under reverse repurchase agreements and securities borrowed increased $19.5 billion, or 44%, in support of equity trading strategies and business expansion.
     Total loans rose $18.9 billion, or 10%, from a year ago as a result of increases in residential mortgages, personal loans, credit cards and business and government loans driven by solid economic conditions, strong consumer spending and business investment.
     Residential mortgages were up $7.7 billion, or 9%, from a year ago. This increase continued to be driven by a relatively solid but slowing housing market, a relatively low interest rate environment and continued sales efforts. This growth is net of $11.3 billion of loans securitized over the last twelve months.
     Personal loans increased $3.4 billion, or 8%, reflecting continued growth in both secured and unsecured credit lines supported by strong consumer demand and favourable credit conditions.
     Credit cards rose $.8 billion, or 13% despite the offsetting effect of $550 million of net securitizations since last year. The increase largely reflected successful sales efforts and strong growth in client spending and balances. The net securitization of $550 million is comprised of $1.2 billion securitized in the first quarter of 2006 and the $650 million of previously securitized amounts maturing in the current quarter which resulted in the loans being recorded back on our balance sheet.
     Business and government loans increased $7.0 billion, or 13%, reflecting increased spending by businesses to support higher inventory levels and now include business from our joint venture, RBC Dexia IS.
     Other assets were up $1.5 billion, or 2%, mainly due to increased business activity in customers’ liability under acceptances.
Liabilities
Deposits increased $30.2 billion, or 10%, from a year ago, largely driven by growth in business and government deposits and bank deposits in support of increased business activities driven by high corporate liquidity.
     Other liabilities rose $29.2 billion, or 23%, primarily due to increased business activities related to repurchase agreements and securities lending and securities sold short.
     Non-controlling interest in subsidiaries increased $1.0 billion from a year ago due to the issuance of innovative capital instruments by RBC Capital Trust in the first quarter of 2006.
Shareholders’ equity was up $1.3 billion, or 6%, over the prior year on strong earnings growth, net of dividends.
Q3 2006 vs Q2 2006
Total assets increased $21.1 billion, or 4%, from the previous quarter, largely attributable to increases in Total securities, Assets purchased under reverse repurchase agreements and securities borrowed and Total loans which was partially offset by a decrease in Other assets.
     Interest-bearing deposits with banks increased $2.6 billion due in part to higher sales of investment account securities.
     Total securities rose $8.8 billion, or 5%, primarily due to an expansion of certain equity trading businesses.
     Assets purchased under reverse repurchase agreements and securities borrowed increased $7.7 billion, or 14%, largely due to business expansion and our efforts to take advantage of market opportunities.
     Total loans increased $7.3 billion, or 4%, despite the offsetting effect of the $2.4 billion of residential mortgages securitized this quarter. The growth mainly reflected increases in lending activities arising from strong economic conditions and the continuing successful execution of our growth initiatives.
     Other assets declined $3.9 billion, or 5%, largely attributable to derivative-related amounts due to movements in foreign currency exchange rates and interest rates.
Liabilities
Deposits increased $11.9 billion, or 4%, mainly reflecting growth in business and government deposits and banks deposits in support of increased business activities.
     Other liabilities were up $8.5 billion, or 6%, mainly due to increased business activities in obligations related to securities sold short and obligations related to assets sold under repurchase agreements and securities loaned, partially offset by decrease in derivative-related amounts.
Shareholders’ equity was up $.8 billion, or 4%, over the prior quarter on strong earnings growth, net of dividends and common shares repurchased in the quarter.
CAPITAL MANAGEMENT
We actively manage our capital to balance the need to maintain strong capital ratios and high credit ratings with the desire to provide strong returns to our shareholders. In striving to achieve this balance, we consider the interests of various stakeholders, including regulators, rating agencies, depositors and shareholders, as well as our future business plans, peer comparisons and board-approved capital ratio goals. Additional considerations include the costs and terms of current and potential capital issuances and projected capital requirements.
     For further details, refer to pages 59 to 63 of our 2005 Annual Report.
Regulatory capital and capital ratios
Capital levels and capital ratios for Canadian banks are regulated pursuant to guidelines prescribed by the Office of the Superintendent of Financial Institutions (OSFI), based on standards issued by the Bank of International Settlements.
     The following table presents our regulatory capital and our regulatory capital ratios.

	July 31	April 30	October 31
(C$ millions, except percentage amounts)	2006	2006	2005

Tier 1 capital	$20,888	$19,990	$18,901
Total capital	27,148	26,280	25,813
Total risk-adjusted assets (1)	218,482	210,965	197,004
Capital ratios
Tier 1 capital ratio	9.6%	9.5%	9.6%
Total capital ratio	12.4%	12.5%	13.1%

(1)	Calculated by using guidelines issued by the OSFI.
Q3 2006 vs Q4 2005
As at July 31, 2006, the Tier 1 capital ratio and the Total capital ratio were 9.6% and 12.4%, respectively. The Tier 1 capital ratio was unchanged and the Total capital ratio was down 70 bps from year-end. The decrease in the Total capital ratio was largely due to growth in risk-adjusted assets and net capital redemptions notwithstanding strong internal capital generation and active balance sheet management. The risk-adjusted assets increased $21.5 billion compared to year-end primarily reflecting the completion of the RBC Dexia IS joint venture and growth in loans, investment securities and liquidity facilities.

26   ROYAL BANK OF CANADA   THIRD QUARTER 2006
Q3 2006 vs Q2 2006
The Tier 1 capital ratio was up 10 bps and the Total capital ratio was down 10 bps from the end of last quarter. The increase in the Tier 1 capital ratio was largely due to strong earnings, net capital issuances and the reclassification of excess innovative Tier 1 capital from Tier 2 to Tier 1 capital partially offset by growth in risk-adjusted assets. The decrease in the Total capital ratio was mainly due to growth in risk-adjusted assets outpacing the growth in Total capital. Risk-adjusted assets increased $7.5 billion from the previous quarter primarily reflecting growth in loans, residential mortgages and investment securities.
Share data

	July 31		April 30		July 31
	2006		2006		2005
	Number of		Number of		Number of
(C$ millions, except number of shares)	shares (000s)	Amount	shares (000s)	Amount	shares (000s)	Amount

First Preferred
Non-cumulative Series N (1)	12,000	$300	12,000	$300	12,000	$300
Non-cumulative Series O (1)	6,000	150	6,000	150	6,000	150
US$ Non-cumulative Series P	—	—	—	—	4,000	132
Non-cumulative Series S (1)	10,000	250	10,000	250	10,000	250
Non-cumulative Series W (1)	12,000	300	12,000	300	12,000	300
Non-cumulative Series AA (2)	12,000	300	12,000	300	—	—
Non-cumulative Series AB (3)	12,000	300	—	—	—	—

		$1,600		$1,300		$1,132

Common shares outstanding (4)	1,281,279	$7,176	1,286,064	$7,191	1,294,476	$7,126
Treasury shares — preferred	(1,760)	(43)	(213)	(5)	—	—
Treasury shares — common (4)	(5,526)	(181)	(5,512)	(178)	(7,037)	(215)
Stock options (4)
Outstanding	33,748		34,629		39,502
Exercisable	28,410		29,240		31,870

(1)	As at July 31, 2006, the aggregate number of common shares issuable on the conversion of the First Preferred Shares Series N and O was approximately 6,900,000 and 3,484,000, respectively. As at July 31, 2006, the First Preferred Shares Series S and W were not yet convertible.

(2)	On April 4, 2006, we issued 12 million First Preferred Shares Series AA. These preferred shares do not have a conversion option.

(3)	On July 20, 2006, we issued 12 million First Preferred Shares Series AB. These preferred shares do not have a conversion option.

(4)	On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one split of our common shares. All common shares, treasury shares and stock option numbers have been restated to reflect the stock dividend.
As at August 17, 2006, the number of outstanding common shares and stock options were 1,281,084,000 and 33,583,000, respectively. As at August 17, 2006, the number of other securities is unchanged from those disclosed as at July 31, 2006, in the above table. For further details, refer to Notes 17 and 18 on page 112 of our 2005 Annual Report.
Selected capital management activity

	For the three	For the nine
	months ended	months ended
	July 31	July 31
(C$ millions)	2006	2006

Tier 1 Capital
Dividends — preferred	$13	$34
— common	461	1,336
Treasury shares net sales (purchases) — common	(3)	35
Repurchase of common shares — normal course issuer bid program
June 24, 2005 — June 23, 2006	(32)	(533)
June 26, 2006 — October 31, 2006	(221)	(221)

On August 25, 2006, we announced that we will redeem all of the $250 million issued and outstanding Non-cumulative First Preferred Shares Series S for cash, at a redemption price of $26 per share. The redemption will occur on October 6, 2006, and will be financed out of our general corporate funds.
Q3 2006
During the quarter, we launched a normal course issuer bid (NCIB) to purchase, for cancellation, up to 7 million of our common shares commencing on June 26, 2006 and expiring on October 31, 2006. Under this NCIB, we purchased 4.8 million shares for a total of $221 million. We also purchased in the quarter .7 million shares for a total of $32 million under our NCIB program that expired on June 23, 2006.
     During the quarter, we purchased $22 million of the outstanding $250 million floating-rate debentures maturing in 2083. Since the announcement on March 22, 2005, we have purchased $26 million of the outstanding debentures maturing in 2083 and US$87 million ($104 million) of the outstanding US$300 million floating-rate debentures maturing in 2085.
     On July 20, 2006, we issued $300 million Non-cumulative First Preferred Shares Series AB.
     On June 27, 2006, we announced our intention to redeem all outstanding US$300 million, 6.75% subordinated debentures due October 24, 2011, for 100% of their principal amount plus accrued interest to the redemption date of October 24, 2006. The redemption will be financed out of our general corporate funds.
     On May 26, 2006, we announced our intention to redeem all of our outstanding $350 million, 6.50% subordinated debentures due September 12, 2011, for 100% of their principal amount plus accrued interest to the redemption date of September 12, 2006. The redemption will be financed out of our general corporate funds.
     Starting in the third quarter of 2006, we included in our Tier 2B capital US$120 million Junior Subordinated Debentures issued by RBC Centura prior to acquisition based on the OSFI’s approval. The ongoing inclusion of these instruments in our Tier 2B capital and any redemption or repurchase is subject to certain regulatory conditions.
Q2 2006
On April 26, 2006, we redeemed $100 million 8.20% subordinated debentures due April 26, 2011, for 100% of their principal amount plus accrued interest to the redemption date.
     On April 6, 2006, we paid a stock dividend of one common share for each issued and outstanding common share, which has the same effect as a two-for-one split of our common shares.
     On April 4, 2006, we issued $300 million Non-cumulative First Preferred Shares Series AA.
     On February 13, 2006, we redeemed $125 million, 5.50% subordinated debentures due February 13, 2011, for 100% of their principal amount plus accrued interest to the redemption date.
Q1 2006
On December 22, 2005, we announced our intention to issue, from time to time, up to US$6 billion of senior debt and subordinated debt under our U.S. shelf prospectus.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   27
Economic Capital
Economic Capital is management’s quantification of risks associated with our business activities. Economic Capital is attributed to each business segment in proportion to management’s view of the risk inherent in the business activities. It provides directly comparable performance measurements through Return on equity (ROE) and Return on risk capital (RORC) which are described in detail in the Key financial measures (non-GAAP) section. It also aids senior management in strategic planning and resource allocation decisions and serves as a reference point for the assessment of our aggregate risk appetite in relation to our financial resources, recognizing that factors outside the scope of Economic Capital must be taken into consideration. Economic Capital is a key measure of our ability to withstand unexpected losses and to enable us to operate as a going concern, given our desire to maintain a AA debt rating. Economic Capital represents the shareholders’ perspective and drives the optimization of shareholder returns in terms of risk and reward.
     Economic Capital is a non-GAAP measure and its calculation and attribution involves a number of assumptions and judgments. For further details, refer to page 62 of our 2005 Annual Report.
Economic Capital

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions average balances)	2006	2006	2005	2006	2005

Credit risk	$5,850	$5,700	$5,000	$5,650	$5,000
Market risk (trading and non-trading)	2,600	2,400	2,300	2,500	2,150
Operational risk	2,500	2,500	2,350	2,450	2,350
Business and fixed asset risk	1,750	1,850	1,600	1,750	1,600
Insurance risk	250	250	250	250	200

Risk capital	$12,950	$12,700	$11,500	$12,600	$11,300
Goodwill and intangibles	4,800	4,900	4,950	4,650	4,900

Attributed capital (Economic Capital)	$17,750	$17,600	$16,450	$17,250	$16,200
Unattributed equity (1)	2,300	2,100	2,700	2,450	2,150

Common equity	$20,050	$19,700	$19,150	$19,700	$18,350

(1)	Unattributed equity is reported in the Corporate Support segment.
Q3 2006 vs Q3 2005
Attributed Economic Capital increased $1.3 billion from the same quarter a year ago largely due to increases in Credit risk and Market risk capital. The increase in Credit risk capital was primarily due to strong loan growth along with the impact of our joint venture RBC Dexia IS which was completed in January 2006. Market risk capital increased primarily due to higher trading activities and increased risk associated with rate commitments.
Q3 2006 vs Q3 2005 (Nine months ended)
Attributed Economic Capital increased $1.1 billion from the same period a year ago largely due to increases in Credit risk and Market risk capital partially offset by a decrease in Goodwill and intangibles. The increase in Credit risk capital was primarily due to strong loan growth along with the impact of our joint venture RBC Dexia IS. Market risk capital increased primarily due to higher trading activities and increased risk associated with rate commitments. Goodwill and intangibles decreased primarily due to the impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated balances and the sale of certain assets of RBC Mortgage Company in the fourth quarter of 2005, partially offset by the impact of RBC Dexia IS and the acquisition of Abacus.
Q3 2006 vs Q2 2006
Attributed Economic Capital increased $150 million from the previous quarter, largely due to increases in Market risk and Credit risk capital. The increase in Market risk capital was primarily due to new structured credit transaction and Credit Default Swap positions while the increase in Credit risk capital was largely due to business growth.
OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of business, we engage in a variety of financial transactions that, under GAAP , are not recorded on our balance sheet. Off-balance sheet transactions are generally undertaken for risk management, capital management and/or funding management purposes for our benefit and the benefit of our clients. These transactions include derivative financial instruments, transactions with special purpose entities and issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit and liquidity and funding risk which are discussed in the Risk management section. For a complete discussion of these types of arrangements, including their nature, business purpose, importance and significant financial impact see pages 63 to 66 of our 2005 Annual Report.
Securitizations
We periodically securitize our credit card loans and residential and commercial mortgages primarily to diversify our funding sources and enhance our liquidity position. We securitize residential mortgages through the creation of mortgage-backed securities (MBS) and routinely sell a portion of these MBS to an independent special purpose entity. The retained portion of the MBS is recorded in investment securities on our Consolidated Balance Sheets. The following highlights the securitization activity that impacted our Interim Consolidated Balance Sheets and respective comparisons to prior periods. Refer to Note 6 of our unaudited Interim Consolidated Financial Statements for further details.
Q3 2006 (Three months ended)
During the third quarter of 2006, we securitized $2.4 billion of residential mortgages, of which $1.4 billion were sold and the remaining $1.0 billion were retained as investment securities. We had $650 million of previously securitized credit card loans mature in the quarter which resulted in the loans being recorded back on our balance sheet.
Q3 2006 (Nine months ended)
For the nine months ended July 31, 2006, we securitized $8.8 billion of residential mortgages, of which $4.3 billion were sold and the remaining $4.5 billion were retained as investment securities. We also securitized $.4 billion of commercial mortgages and $1.2 billion in credit card loans during the nine months ended July 31, 2006. In the third quarter of 2006, $650 million of previously securitized credit card loans matured.
Q3 2006 (Twelve months ended)
For the last twelve months ended July 31, 2006, we securitized $11.3 billion of residential mortgages, of which $6.1 billion were sold and the remaining $5.2 billion were retained as investment securities. We also securitized $.9 billion of commercial mortgages and $1.2 billion in credit card loans for the last twelve months ended July 31, 2006. In the third quarter of 2006, $650 million of previously securitized credit card loans matured.

28   ROYAL BANK OF CANADA   THIRD QUARTER 2006
Guarantees
In the normal course of business, we enter into numerous agreements that may contain features defined as a guarantee. Refer to Note 11 of our unaudited Interim Consolidated Financial Statements for details regarding significant guarantees we have provided to third parties as of July 31, 2006. There are no significant differences from the prior quarter and substantially all of our securities lending activities are now transacted through our new joint venture, RBC Dexia IS.
RELATED PARTY TRANSACTIONS
Our dealings with related parties are outlined in detail on page 80 of our 2005 Annual Report. Our policies and procedures for related party transactions have not changed materially from those stated in the 2005 Annual Report.
     In the normal course of business, we provide banking services and credit facilities to our joint ventures and certain equity accounted investments on terms similar to those offered to non-related parties. During the quarter, these related party transactions did not have a material impact on our consolidated financial position or results of operations.
RISK MANAGEMENT
Sound risk management practices are fundamental to the long-term success of financial institutions. Our management of risk is a core competency supported by a strong risk management culture and an effective risk management framework. Risk management ensures risks being taken are within our risk appetite and are appropriately assessed from a risk/return perspective. This is achieved by taking an enterprise-wide risk management approach to the identification, measurement, mitigation and reporting of significant risks facing the organization. For a further discussion, refer to pages 66 to 79 of our 2005 Annual Report.
Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. It also refers to loss in market value due to the deterioration of a counterparty’s financial position. A counterparty may be an issuer, debtor, borrower, reinsurer or guarantor.
     Our risk appetite, in conjunction with a robust set of policies and procedures, guides the day-to-day management of credit risk exposure. In order to meet our corporate objectives, we aim to ensure earnings volatility and exposure to large single-name defaults are within our risk appetite, as agreed to by our Board of Directors, without jeopardizing our competitive position in the marketplace.
     While the process of managing credit risk is centralized from a strategic perspective, ownership and accountability resides within the business segments. For example, our risk adjudication function which is centralized within Group Risk Management, works closely with the business segments in order to ensure alignment between risk appetite and business strategies.
     For further details, refer to pages 68 to 72 of our 2005 Annual Report.
Credit quality performance
The following table presents our credit quality-related information:

	As at or for the three months ended
	July 31	April 30	July 31
(C$ millions, except percentage amounts)	2006	2006	2005

Gross impaired loans (GIL)
Consumer	$316	$355	$290
Business and government	475	438	576

Total gross impaired loans	$791	$793	$866

Allowance for credit losses (ACL)
Consumer	$101	$117	$104
Business and government	161	169	248

Specific allowance	$262	$286	$352
General allowance	1,223	1,219	1,287

Total allowance for credit losses	$1,485	$1,505	$1,639

Provision for credit losses (PCL)
Consumer	$96	$130	$108
Business and government	1	(4)	26

Specific provision	$97	$126	$134
General provision	2	(2)	(6)

Total provision for credit losses	$99	$124	$128

Key credit quality ratios
GIL as a % of gross loans and acceptances	.37%	.38%	.45%
ACL as a % of gross impaired loans	188%	190%	189%
Specific PCL as a % of average loans and acceptances	.18%	.26%	.28%
Total net write-offs as a % of average loans and acceptances	.24%	.25%	.31%

ROYAL BANK OF CANADA   THIRD QUARTER 2006   29
Q3 2006 vs Q3 2005
Gross impaired loans
Gross impaired loans decreased $75 million, or 9%, from a year ago, reflecting the continued favourable business conditions and strong collection efforts on corporate accounts.
     Consumer gross impaired loans increased $26 million, or 9%, largely due to continued loan growth.
     Business and government gross impaired loans decreased $101 million, or 18%, mainly due to the favourable resolution of a number of previously impaired corporate accounts in RBC Capital Markets.
Allowance for credit losses
Total allowance for credit losses decreased $154 million, or 9%, from a year ago. Specific allowance for credit losses decreased $90 million, or 26%, from the prior year primarily reflecting the reduction in impaired loans in our corporate loan portfolio. Specific allowance in the consumer portfolio was comparable to the prior year. The general allowance decreased $64 million, or 5%, largely due to the $50 million reversal of the general allowance in the first quarter of 2006 in light of the favourable credit environment and the strengthening of our corporate loan portfolio.
Provision for credit losses
Total provision for credit losses decreased $29 million, or 23%, from a year ago, reflecting the continued strong credit quality of our portfolios and favourable credit conditions. This decrease largely reflected lower provisions in our Canadian and U.S. commercial portfolios. The decrease was partially offset by lower corporate recoveries and higher provisions for Canadian personal loans commensurate with portfolio growth.
     Specific provision for credit losses for consumer loans decreased $12 million, or 11%, from last year. This decrease was largely attributable to changes to the management of our credit card portfolio, the favourable effect of a higher level of securitized credit cards, and lower provisions in our U.S. consumer loan portfolio, which was partially offset by higher provisions in our Canadian personal loan portfolio, commensurate with loan growth.
     Business and government provision for credit losses decreased $25 million, or 96%, compared to the prior year. This decrease largely reflected lower provisions in our Canadian and U.S. commercial portfolio which was partially offset by lower corporate recoveries in the current quarter.
     The $8 million increase in the general provision compared to the prior period was primarily attributable to the quarterly fluctuation of amounts allocated between specific and general allowance in our U.S. operations, in accordance with local regulatory requirements. These amounts were recorded in RBC U.S. and International Personal and Business and had no impact on the segment’s total provision for credit losses.
Credit quality ratios
Our gross impaired loans, specific provision for credit losses and total net write-offs ratios improved from a year ago, reflecting the strong credit quality of our portfolios and the continued benign credit environment. The allowance for credit losses ratio remained relatively stable compared to the prior year.
Q3 2006 vs Q2 2006
Gross impaired loans
Gross impaired loans decreased $2 million compared to the prior quarter. Consumer gross impaired loans were down $39 million, or 11%, largely due to lower impairment in student loans, residential mortgages and personal loans. Business and government gross impaired loans were up $37 million, or 8% compared to the prior quarter primarily due to higher impairment in our domestic business portfolios.
Allowance for credit losses
Total allowance for credit losses decreased $20 million, or 1%, from the prior quarter. Specific allowance for credit losses decreased $24 million largely due to lower impairment in the domestic consumer portfolio. The general allowance increased $4 million primarily attributable to our U.S. operations.
Provision for credit losses
Total provision for credit losses decreased $25 million, or 20%, from the prior quarter. This decrease largely reflected a number of contributing factors including seasonal effects related to our credit card and student loan portfolios, which traditionally experience higher losses in the second quarter. These factors were partially offset by lower corporate recoveries.
     Specific provision for consumer loans was down $34 million, or 26%, compared to the prior quarter. This decrease was due to a combination of changes to the management of our credit card and unsecured credit line portfolios, as well as seasonal effects related to our credit card and student loan portfolios which traditionally experience higher provisions in the second quarter.
     Business and government provision for credit losses increased $5 million compared to the prior quarter, largely reflecting lower corporate recoveries this quarter.
Credit quality ratios
Our specific provision for credit losses ratio improved from the prior quarter, while gross impaired loans, allowance for credit losses and total net write-offs ratios were comparable to the prior quarter, reflecting the factors noted above.
Market Risk
Market risk is the risk of loss on positions that results from unfavourable changes in interest rates, foreign exchange rates, equity prices and commodity prices. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and market movements, and the composition of our trading portfolio. We attract market risk in our trading activity and asset and liability management activities. Trading market risk encompasses various risks associated with trading activities in the equity, foreign exchange, commodities, interest rate and credit markets. For further details, refer to pages 73 to 75 of our 2005 Annual Report.
Trading activities
We conduct trading activities over-the-counter and on exchanges in the spot, forward, futures and options markets, and we participate in structured derivative transactions. Market risks associated with trading activities are a result of market-making, positioning, and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities and credit markets. Our trading operation primarily acts as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorizations granted by the Board of Directors. The trading book consists of positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits. For further details, refer to pages 73 to 75 of our 2005 Annual Report. These policies, processes and methodologies have not changed materially from those stated in the 2005 Annual Report.

30   ROYAL BANK OF CANADA   THIRD QUARTER 2006
Global Value-At-Risk (VAR)

	July 31, 2006				April 30, 2006				July 31, 2005
		Three months ended				Three months ended				Three months ended
(C$ millions)	As at	High	Average	Low	As at	High	Average	Low	As at	High	Average	Low

Equity	$6	$11	$7	$5	$8	$11	$8	$6	$6	$9	$5	$4
Foreign exchange	2	3	1	1	2	4	2	1	2	5	2	1
Commodities	1	2	1	–	1	2	1	1	1	2	1	–
Interest rate	14	19	13	9	11	17	14	10	10	16	12	9
Debt specific	3	4	3	3	4	4	3	3	1	3	2	1
Global VAR	$17	$22	$18	$14	$21	$25	$20	$15	$13	$17	$14	$10

	July 31, 2006				July 31, 2005
		Nine months ended				Nine months ended
(C$ millions)	As at	High	Average	Low	As at	High	Average	Low

Equity	$6	$11	$8	$5	$6	$9	$5	$4
Foreign exchange	2	4	2	1	2	5	2	1
Commodities	1	2	1	–	1	2	1	–
Interest rate	14	20	13	9	10	16	10	6
Debt specific	3	4	3	2	1	3	2	1
Global VAR	$17	$25	$19	$13	$13	$17	$12	$8

Q3 2006 vs Q3 2005
Average Global VAR for the current quarter of $18 million was up compared to $14 million in the prior year. The increase was primarily in the Equity risk, Interest rate risk, and Debt specific risk categories reflecting increased trading activity.
Q3 2006 vs Q3 2005 (Nine months ended)
Average Global VAR increased to $19 million from $12 million in the previous period. The increase was primarily due to increased trading activity and the recent increase in correlation of risks in the interest rate businesses over the past two quarters.
Q3 2006 vs Q2 2006
Average Global VAR was down to $18 million from $20 million in the previous quarter. This reduction reflects the increased use of credit derivatives in mitigating the enterprise market risk measured under the models-approach basis.
Trading revenue
During the quarter, there were five days with a net trading loss. The largest loss of $4 million did not exceed the Global VAR estimates for that day. For the first nine months of 2006, we have experienced six days with net trading losses. The breadth of our trading activity is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility.
Asset and liability management activities
Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component. We have established policies that allow us to monitor, control and manage the exposure to this interest rate risk using economic value of equity risk and net interest income risk limits and other supplementary measures. More information on our market risk management policies and processes associated with our non-trading activities is detailed on page 75 of our 2005 Annual Report. These policies and procedures have not changed materially from those stated in the 2005 Annual Report.
     The following table shows the potential before-tax impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. Over the course of the first nine months of 2006, our interest rate risk exposure was well within our target level.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   31

		July 31		April 30		July 31
		2006		2006		2005
		Economic value	Net interest	Economic value	Net interest	Economic value	Net interest
(C$ millions)		of equity risk	income risk	of equity risk	income risk	of equity risk	income risk

Before-tax impact of :	100 bp increase in rates	$(454)	$93	$(415)	$103	$(493)	$62
	100 bp decrease in rates	335	(173)	273	(183)	348	(137)
Before-tax impact of :	200 bp increase in rates	(946)	165	(873)	163	(1,060)	85
	200 bp decrease in rates	588	(357)	441	(387)	613	(308)

Liquidity and Funding Risk
The management of liquidity and funding risk is crucial to protecting our capital, maintaining market confidence and ensuring that we can expand into profitable business opportunities, as they arise. Our liquidity and funding management framework is designed to ensure we have access to reliable and cost-effective sources of cash to meet our current and prospective financial commitments. Our large base of stable core customer deposits combined with broad and diversified sources of wholesale funding are key components of our liquidity and funding risk management strategies.
     Liquidity and funding risk is managed dynamically, and exposures are continually measured, monitored and, as appropriate, mitigated. Two key measurements of our liquidity and funding management framework are (i) minimum levels of unencumbered and segregated liquid assets that can be immediately sold or pledged to meet extraordinary funding demands, and (ii) prudential limits on maximum net fund outflows over specified, shorter-term time horizons. During the quarter, we operated under normal conditions and were in compliance with these requirements. These and other elements of the liquidity and funding management framework are discussed in more detail on pages 75 to 77 of our 2005 Annual Report. There have been no material changes to our liquidity and funding management framework or levels of liquidity and funding risk since October 31, 2005.
     We consider our liquidity and funding position to be sound and adequate to meet our strategy. There are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to materially change our current liquidity and funding position.
Credit ratings
The following table presents our major credit ratings as at August 24, 2006.

As at August 24, 2006
Senior long-
	Short-term debt	term debt	Outlook

Moody’s Investors Service	P-1	Aa2	stable
Standard & Poor’s	A-1+	AA-	stable
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Service	R-1(middle)	AA(low)	stable

Our major credit ratings and outlook remain unchanged from April 30, 2006. These strong credit ratings support our ability to competitively access unsecured funding markets. Our collective ratings are the highest categories assigned by the respective agencies to a Canadian bank (our current ratings are at par with, or at a one-notch premium to, our major Canadian banking peers).
     Credit ratings are not recommendations to purchase, sell or hold our securities inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.
Contractual obligations
In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligations may be recorded on- and off-balance sheet. The following table provides a summary of our future contractual funding commitments.

	July 31					April 30	October 31
	2006					2006	2005

(C$ millions) (1)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total

Unsecured long-term funding	$10,242	$10,299	$9,357	$2,993	$32,891	$33,150	$24,004
Subordinated debentures	—	141	—	7,681	7,822	7,839	8,167
Obligations under leases (2)	102	655	523	1,290	2,570	2,263	2,508

	$10,344	$11,095	$9,880	$11,964	$43,283	$43,252	$34,679

(1)	Amounts represent principal only and exclude accrued interest.

(2)	Substantially all of our lease commitments are operating.
Operational Risk
Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It is embedded in all of our activities. We manage operational risk by ensuring that effective infrastructure, controls, systems and individuals are in place throughout the organization and complemented by the operational risk management framework. The framework encompasses a common language of risk coupled with enterprise-wide programs and methodologies for the identification, measurement, control and management of operational risks. For further details, refer to pages 78 and 79 of our 2005 Annual Report.

32   ROYAL BANK OF CANADA   THIRD QUARTER 2006
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
CONSOLIDATED BALANCE SHEETS (unaudited)

	July 31	April 30	October 31	July 31
(C$ millions)	2006	2006	2005	2005

Assets

Cash and due from banks	$3,814	$5,222	$5,001	$5,287

Interest-bearing deposits with banks	11,430	8,878	5,237	6,476

Securities
Trading account	137,672	127,026	125,760	117,545
Investment account	34,475	36,301	34,060	37,462
Loan substitute	656	664	675	675

	172,803	163,991	160,495	155,682

Assets purchased under reverse repurchase agreements and securities borrowed	63,981	56,301	42,973	44,471

Loans
Residential mortgage	95,688	92,506	91,043	88,029
Personal	44,022	42,441	41,045	40,628
Credit cards	6,792	6,051	6,200	6,013
Business and government	59,418	57,583	53,626	52,381

	205,920	198,581	191,914	187,051
Allowance for loan losses	(1,415)	(1,435)	(1,498)	(1,569)

	204,505	197,146	190,416	185,482

Other
Customers’ liability under acceptances	9,606	8,876	7,074	7,005
Derivative-related amounts	37,139	42,192	38,834	38,677
Premises and equipment	1,717	1,699	1,708	1,722
Goodwill	4,137	4,105	4,203	4,278
Other intangibles	644	686	409	475
Assets of operations held for sale	167	172	263	1,625
Other assets	14,026	13,625	12,908	12,145

	67,436	71,355	65,399	65,927

	$523,969	$502,893	$469,521	$463,325

Liabilities and shareholders’ equity

Deposits
Personal	$113,590	$113,437	$111,618	$112,370
Business and government	178,598	170,145	160,593	156,970
Bank	42,514	39,205	34,649	35,157

	334,702	322,787	306,860	304,497

Other
Acceptances	9,606	8,876	7,074	7,005
Obligations related to securities sold short	40,508	36,014	32,391	34,202
Obligations related to assets sold under repurchase agreements and securities loaned	38,030	28,315	23,381	20,998
Derivative-related amounts	40,839	47,072	42,592	42,391
Insurance claims and policy benefit liabilities	7,352	7,182	7,117	6,914
Liabilities of operations held for sale	36	32	40	50
Other liabilities	20,027	20,388	18,408	15,680

	156,398	147,879	131,003	127,240

Subordinated debentures	7,822	7,839	8,167	8,839

Trust capital securities	1,400	1,390	1,400	1,392

Preferred share liabilities	300	300	300	300

Non-controlling interest in subsidiaries	1,800	1,947	1,944	815

Shareholders’ equity
Preferred shares	1,300	1,000	700	832
Common shares (1) (shares issued – 1,281,279,227; 1,286,064,042; 1,293,501,544; and 1,294,476,444)	7,176	7,191	7,170	7,126
Contributed surplus	287	278	265	254
Retained earnings	15,120	14,649	13,704	13,748
Treasury shares – preferred (shares held – 1,759,566; 212,920; 90,600 and nil)	(43)	(5)	(2)	–
– common (1) (shares held – 5,526,196; 5,512,017; 7,052,552 and 7,037,382)	(181)	(178)	(216)	(215)
Net foreign currency translation adjustments	(2,112)	(2,184)	(1,774)	(1,503)

	21,547	20,751	19,847	20,242

	$523,969	$502,893	$469,521	$463,325

(1)	The number of common shares issued and the number of common shares held as treasury shares have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 9.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   33
CONSOLIDATED STATEMENTS OF INCOME (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2006	2006	2005	2006	2005

Interest income
Loans	$3,277	$3,066	$2,767	$9,313	$7,931
Securities	1,569	1,502	1,084	4,515	3,312
Assets purchased under reverse repurchase agreements and securities borrowed	839	594	377	1,918	919
Deposits with banks	155	87	55	314	170

	5,840	5,249	4,283	16,060	12,332

Interest expense
Deposits	2,853	2,488	1,829	7,667	4,961
Other liabilities	1,126	1,046	683	3,034	2,025
Subordinated debentures	104	106	114	318	333

	4,083	3,640	2,626	11,019	7,319

Net interest income	1,757	1,609	1,657	5,041	5,013

Non-interest income
Insurance premiums, investment and fee income	821	806	886	2,485	2,472
Trading revenue	683	724	452	1,954	1,286
Investment management and custodial fees	331	334	313	980	915
Securities brokerage commissions	291	347	274	947	863
Service charges	306	290	289	890	847
Mutual fund revenue	328	316	245	905	703
Underwriting and other advisory fees	253	259	251	731	793
Card service revenue	158	46	158	349	427
Foreign exchange revenue, other than trading	118	118	109	332	289
Credit fees	66	56	46	178	139
Securitization revenue	61	61	65	171	202
Gain on sale of investment account securities	11	22	33	72	73
Other	22	134	151	253	366

Non-interest income	3,449	3,513	3,272	10,247	9,375

Total revenue	5,206	5,122	4,929	15,288	14,388

Provision for credit losses	99	124	128	270	352

Insurance policyholder benefits, claims and acquisition expense	627	619	681	1,898	1,885

Non-interest expense
Human resources	1,848	1,870	1,715	5,511	5,109
Equipment	233	236	247	700	715
Occupancy	196	189	188	567	559
Communications	168	173	155	487	458
Professional fees	159	156	132	452	359
Outsourced item processing	70	80	73	223	223
Amortization of other intangibles	20	20	16	54	51
Other	167	204	206	546	573

	2,861	2,928	2,732	8,540	8,047

Business realignment charges	—	—	1	—	5

Income from continuing operations before income taxes	1,619	1,451	1,387	4,580	4,099
Income taxes	381	348	392	1,061	1,188

Net income before non-controlling interest	1,238	1,103	995	3,519	2,911
Non-controlling interest in net income of subsidiaries	44	(25)	(6)	25	17

Net income from continuing operations	1,194	1,128	1,001	3,494	2,894
Net loss from discontinued operations	(17)	(10)	(22)	(28)	(29)

Net income	$1,177	$1,118	$979	$3,466	$2,865

Preferred dividends	(13)	(11)	(11)	(34)	(31)
Net income available to common shareholders	$1,164	$1,107	$968	$3,432	$2,834

Average number of common shares (1) (in thousands)	1,279,300	1,282,694	1,286,204	1,281,815	1,281,748
Basic earnings per share (in dollars)	$0.91	$0.86	$0.75	$2.68	$2.21
Basic earnings per share from continuing operations (in dollars)	$0.92	$0.87	$0.77	$2.70	$2.23
Basic earnings (loss) per share from discontinued operations (in dollars)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)

Average number of diluted common shares (1) (in thousands)	1,297,340	1,301,645	1,306,047	1,301,165	1,303,044
Diluted earnings per share (in dollars)	$0.90	$0.85	$0.74	$2.64	$2.17
Diluted earnings per share from continuing operations (in dollars)	$0.91	$0.86	$0.76	$2.66	$2.19
Diluted earnings (loss) per share from discontinued operations (in dollars)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)

Dividends per share (1) (in dollars)	$0.36	$0.36	$0.31	$1.04	$0.86

(1)	The average number of common shares, average number of diluted common shares, basic and diluted earnings per share, as well as dividends per share, have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 9.

34   ROYAL BANK OF CANADA   THIRD QUARTER 2006
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2006	2006	2005	2006	2005

Preferred shares
Balance at beginning of period	$1,000	$700	$832	$700	$532
Issued	300	300	—	600	300

Balance at end of period	1,300	1,000	832	1,300	832

Common shares
Balance at beginning of period	7,191	7,189	7,091	7,170	6,988
Issued	16	38	35	97	149
Purchased for cancellation	(31)	(36)	—	(91)	(11)

Balance at end of period	7,176	7,191	7,126	7,176	7,126

Contributed surplus
Balance at beginning of period	278	299	242	265	169
Renounced stock appreciation rights	(1)	—	—	(1)	(2)
Stock-based compensation awards	10	(19)	13	(20)	12
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	—	—	54
Other	—	(2)	(1)	43	21

Balance at end of period	287	278	254	287	254

Retained earnings
Balance at beginning of period	14,649	14,284	13,173	13,704	12,065
Net income	1,177	1,118	979	3,466	2,865
Preferred share dividends	(13)	(11)	(11)	(34)	(31)
Common share dividends	(461)	(463)	(393)	(1,336)	(1,098)
Premium paid on common shares purchased for cancellation	(222)	(272)	—	(663)	(53)
Issuance costs and other	(10)	(7)	—	(17)	—

Balance at end of period	15,120	14,649	13,748	15,120	13,748

Treasury shares — preferred
Balance at beginning of period	(5)	(3)	—	(2)	—
Net sales (purchases)	(38)	(2)	—	(41)	—

Balance at end of period	(43)	(5)	—	(43)	—

Treasury shares — common
Balance at beginning of period	(178)	(199)	(227)	(216)	(294)
Net sales (purchases)	(3)	21	12	35	133
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	—	—	(54)

Balance at end of period	(181)	(178)	(215)	(181)	(215)

Net foreign currency translation adjustments
Balance at beginning of period	(2,184)	(2,035)	(1,305)	(1,774)	(1,556)
Unrealized foreign currency translation gain (loss)	276	(253)	(713)	(590)	31
Foreign currency gain (loss) from hedging activities	(204)	104	515	252	22

Balance at end of period	(2,112)	(2,184)	(1,503)	(2,112)	(1,503)

Shareholders’ equity at end of period	$21,547	$20,751	$20,242	$21,547	$20,242

ROYAL BANK OF CANADA   THIRD QUARTER 2006   35
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2006	2006	2005	2006	2005

Cash flows from operating activities
Net income from continuing operations	$1,194	$1,128	$1,001	$3,494	$2,894
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	99	124	128	270	352
Depreciation	102	99	104	299	311
Business realignment charges	–	–	–	–	(3)
Business realignment payments	(14)	(16)	(20)	(57)	(64)
Future income taxes	154	19	(51)	194	(199)
Amortization of other intangibles	20	20	16	54	51
(Gain) loss on sale of premises and equipment	(4)	(4)	(6)	(13)	(15)
(Gain) loss on loan securitizations	8	(1)	(15)	18	(72)
(Gain) loss on sale of investment account securities	(11)	(22)	(33)	(72)	(73)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	170	32	54	235	426
Net change in accrued interest receivable and payable	234	(143)	(71)	104	(158)
Current income taxes	(261)	(119)	336	(415)	(57)
Derivative-related assets	5,053	(3,955)	(2,262)	1,695	220
Derivative-related liabilities	(6,233)	4,404	1,162	(1,753)	190
Trading account securities	(10,646)	4,525	(15,737)	(11,912)	(28,223)
Net change in brokers and dealers receivable and payable	836	(1,655)	(1,181)	(1,435)	(859)
Other	(1,359)	3,052	1,050	2,062	1,362

Net cash from (used in) operating activities from continuing operations	(10,658)	7,488	(15,525)	(7,232)	(23,917)
Net cash from (used in) operating activities from discontinued operations	(4)	(27)	11	(18)	23

Net cash from (used in) operating activities	(10,662)	7,461	(15,514)	(7,250)	(23,894)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,552)	2,035	567	(6,193)	(209)
Change in loans, net of loan securitizations	(9,701)	(8,002)	(8,693)	(24,354)	(19,761)
Proceeds from loan securitizations	1,406	1,665	637	5,770	3,315
Proceeds from sale of investment account securities	2,821	2,456	1,445	8,955	22,237
Proceeds from maturity of investment account securities	6,950	8,979	2,829	22,972	13,091
Purchases of investment account securities	(7,014)	(12,355)	(4,200)	(27,784)	(31,837)
Change in loan substitute securities	8	10	–	19	26
Net acquisitions of premises and equipment	(121)	(63)	(72)	(302)	(295)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(7,680)	(8,737)	(890)	(21,008)	2,478
Net cash used in acquisitions	–	–	–	(242)	–

Net cash used in investing activities from continuing operations	(15,883)	(14,012)	(8,377)	(42,167)	(10,955)
Net cash from (used in) investing activities from discontinued operations	(4)	18	2	82	768

Net cash used in investing activities	(15,887)	(13,994)	(8,375)	(42,085)	(10,187)

Cash flows from financing activities
Change in deposits	11,915	7,915	21,005	27,842	32,638
Issue of subordinated debentures	–	–	800	–	800
Repayment of subordinated debentures	(22)	(246)	(16)	(268)	(86)
Issue of preferred shares	300	300	–	600	300
Issuance costs	(5)	(7)	–	(12)	(3)
Issue of common shares	14	34	33	88	138
Purchase of common shares for cancellation	(253)	(308)	–	(754)	(64)
Net sales (purchases) of treasury shares	(41)	19	11	(6)	126
Dividends paid	(474)	(422)	(365)	(1,321)	(1,065)
Dividends/distributions paid by subsidiaries to non-controlling interests	–	49	(4)	(17)	(7)
Change in obligations related to assets sold under repurchase agreements and securities loaned	9,715	(526)	1,426	14,649	(5,475)
Change in obligations related to securities sold short	4,494	158	2,021	8,117	9,197
Change in short-term borrowings of subsidiaries	(524)	144	175	(697)	(818)

Net cash from financing activities from continuing operations	25,119	7,110	25,086	48,221	35,681

Net cash from financing activities	25,119	7,110	25,086	48,221	35,681

Effect of exchange rate changes on cash and due from banks	22	(37)	(46)	(73)	(24)

Net change in cash and due from banks	(1,408)	540	1,151	(1,187)	1,576
Cash and due from banks at beginning of period	5,222	4,682	4,136	5,001	3,711

Cash and due from banks at end of period	$3,814	$5,222	$5,287	$3,814	$5,287

Supplemental disclosure of cash flow information
Amount of interest paid in period	$4,040	$3,356	$2,587	$10,643	$7,121
Amount of income taxes paid in period	$432	$504	$324	$1,511	$1,410

36   ROYAL BANK OF CANADA   THIRD QUARTER 2006
Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)
These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2005, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2005 and the accompanying notes included on pages 88 to 136 in our 2005 Annual Report. Certain comparative amounts have been reclassified to conform to the current period’s presentation.
Note 1: Significant accounting policies
Significant accounting changes
Implicit Variable Interests
On November 1, 2005, we adopted Emerging Issues Committee Abstract No. 157, Implicit Variable Interests under AcG-15 (EIC-157). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The implementation of this EIC did not have a material impact on our consolidated financial position or results of operations.
Change in financial statement presentation
During the second quarter of 2006, we reviewed the presentation of certain items on our Consolidated Statements of Income and decided to reclassify changes in fair value of certain derivative instruments designated as economic hedges of our stock-based compensation plans from Non-interest income — Other to Non-interest expense — Human resources in order to more appropriately reflect the purpose of these instruments and our management of the compensation exposures. We reclassified $18 million for each of the three months ended April 30, 2006 and January 31, 2006. We reclassified $9 million and $12 million for the three months and nine months ended July 31, 2005, respectively.
Future accounting changes
In 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments — Recognition and Measurement, and Handbook Section 3865, Hedges. These standards will be effective for us on November 1, 2006. The impact of implementing these new standards on our consolidated financial position and results of operations is not yet determinable as it will be dependent on the outstanding positions of our financial instruments and their fair values at the time of transition.
Comprehensive Income
As a result of adopting these standards, a new category, Accumulated other comprehensive income, will be added to Shareholders’ equity on the Consolidated Balance Sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.
Financial Instruments — Recognition and Measurement
Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity, Loans and receivables, Held-for-trading or Available-for-sale. Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in Other comprehensive income. Subject to the additional conditions imposed by the Office of the Superintendent of Financial Institutions Canada (OSFI), the standard also permits designation of any financial instrument as held-for-trading upon initial recognition, provided the fair value is reliably measurable.
Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in Other comprehensive income. The ineffective portion will be recognized in Net income. The amounts recognized in Accumulated other comprehensive income will be reclassified to Net income in the periods in which Net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in Other comprehensive income.
Stock-Based Compensation
On July 6, 2006, the Emerging Issues Committee issued Abstract No. 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC-162). This EIC clarifies that the compensation cost attributable to options and awards, granted to employees who are eligible to retire or will become eligible to retire during the vesting period, should be recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date to the date the employee becomes eligible to retire. This EIC is effective for us on November 1, 2006 and requires retroactive application to all stock-based compensation awards accounted for in accordance with CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Our current recognition policy for stock-based compensation is consistent with this guidance.
Note 2: Business realignment charges
During the quarter, we continued to implement the additional cost-reduction activities identified during fiscal 2005 (the additional initiatives). The objectives of these additional initiatives are consistent with those approved by the Board of Directors in September 2004, in connection with our business realignment. The objectives of the business realignment were to reduce costs, accelerate revenue growth, and improve the efficiency of our operations in order to better serve our clients. We expect the majority of the additional initiatives to be completed during fiscal 2006, although the income-protection payments to terminated employees and certain lease obligations will extend beyond that time. Changes to the employee-related and premises-related charges since April 30, 2006, are set out in the following table:

	Employee-	Premises-
	related	related
	charges	charges	Total

Balance as at April 30, 2006 for continuing operations	$74	$—	$74
Cash payments	(14)	—	(14)

Balance as at July 31, 2006 for continuing operations	$60	$—	$60

Balance as at April 30, 2006 for discontinued operations	$—	$15	$15
Cash payments	—	—	—

Balance as at July 31, 2006 for discontinued operations	$—	$15	$15

Total balance as at July 31, 2006	$60	$15	$75

Our business realignment charges include the income-protection payments for terminated employees. For continuing operations, the number of employee positions identified for termination was 2,063 at July 31, 2006 (2,063 at April 30, 2006). As at July 31, 2006, 1,815 employees had been terminated, of which 164 related to RBC Mortgage Company (1,690 and 164, respectively, at April 30, 2006).
     Our business realignment charges include the fair value of the remaining future lease obligations, net of anticipated sublease revenues, for the premises that we have vacated but for which we remain the lessee.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   37
Note 3: Discontinued operations
On September 2, 2005, we completed the sale of RBC Mortgage Company (RBC Mortgage) to New Century Mortgage Corporation and Home123 Corporation (Home123), pursuant to which Home123 acquired certain assets of RBC Mortgage, including its branches, and hired substantially all of its employees.
     RBC Mortgage is in the process of disposing of its remaining assets and obligations that were not transferred to Home123. These are recorded separately on the Consolidated Balance Sheets as Assets of operations held for sale and Liabilities of operations held for sale. The operating results of RBC Mortgage have been classified as discontinued operations for all periods presented in the Consolidated Statements of Income. RBC Mortgage’s business realignment charges (refer to Note 2) have also been reclassified to discontinued operations.
Note 4: Joint venture
On January 2, 2006, we combined our Institutional & Investor Services business (IIS), previously operated mainly through our wholly-owned subsidiaries Royal Trust Corporation of Canada, The Royal Trust Company, and RBC Global Services Australia Pty Limited, with the Dexia Funds Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in a newly formed company known as RBC Dexia Investor Services (RBC Dexia IS). Under the agreement with Dexia, we contributed net assets with a carrying value of approximately $898 million, of which $84 million was related to IIS goodwill. We did not recognize a gain or loss on this transaction.
     RBC Dexia IS, which provides an integrated suite of products, including global custody, fund and pension administration, securities lending, shareholder services, analytics and other related services to institutional investors worldwide, is a holding company headquartered in London, United Kingdom. Operations of the joint venture are conducted mainly through RBC Dexia Investor Services Trust in Canada and RBC Dexia Investor Services Bank in Luxembourg and their respective subsidiaries and branches around the world.
     We did not recognize our proportionate share of revenue and expense of RBC Dexia IS for the month of January in our first quarter of 2006, as we report the results of RBC Dexia IS on a one-month lag basis. For our quarters ended July 31, 2006 and April 30, 2006, we have included our proportionate share of RBC Dexia IS financial results and cash flows for their quarters ended June 30, 2006 and March 31, 2006, respectively. Assets and liabilities representing our interest in RBC Dexia IS and our proportionate share of its financial results and cash flows are presented in the following tables.

	As at
	July 31	April 30
	2006	2006

Consolidated Balance Sheets
Assets(1)	$13,184	$13,225
Liabilities	12,268	12,301

(1)	Included in assets are $70 million of goodwill (April 30, 2006 — $90 million) and $201 million of intangible assets (April 30, 2006 — $208 million).

	For the three		For the nine
	months ended		months ended
	July 31	April 30	July 31
	2006	2006 (1)	2006(2)

Consolidated Statements of Income
Net interest income	$28	$20	$48
Non-interest income	123	119	242
Non-interest expense	101	101	202
Net income	31	24	55
Consolidated Statements of Cash Flows
Cash flows from operating activities	$(352)	$336	$(16)
Cash flows from investing activities	(215)	(909)	(1,124)
Cash flows from financing activities	(32)	1,169	1,137

(1)	We have revised the cash flows for the three months ended April 30, 2006, as a result of the reclassification of certain items on our proportionate share of RBC Dexia IS balance sheet.

(2)	Represents our proportionate share of RBC Dexia IS financial results and cash flows for their six months ended June 30, 2006.
The joint venture agreement provides the venturers, within a prescribed period, the ability to adjust their respective initial contributions to the joint venture after the close of the transaction. As a result, our disclosures have been, and will continue to be, updated to reflect these adjustments.
     Along with Dexia, we provide certain operational services to RBC Dexia IS, which include administrative and technology support, human resources and others. In addition, both Dexia and we provide, on an equal basis, credit and banking facilities to RBC Dexia IS to support its operations. RBC Dexia IS provides certain services to Dexia and us, including custody and trusteeship, fund and investment administration, transfer agency and investor services. These services and facilities are provided by the respective parties in the normal course of operations on terms similar to those offered to non-related parties. The financial impact of the transactions between RBC Dexia IS and us included in the income lines presented in the table above are as follows:

	For the three		For the nine
	months ended		months ended
	July 31	April 30	July 31
	2006	2006	2006(1)

Net interest income	$35	$29	$64
Non-interest income	5	5	10
Non-interest expense	7	9	16

(1)	Included in our proportionate share of RBC Dexia IS Consolidated Statement of Income for their six months ended June 30, 2006.
Note 5: Goodwill
During the second quarter of 2006, we transferred our housing tax credit syndication business from RBC U.S. and International Personal and Business to RBC Capital Markets. As a result, goodwill of $6 million was reallocated from RBC U.S. and International Personal and Business to RBC Capital Markets.
Note 6: Securitizations
Securitization activity for the three months ended

	July 31	April 30		July 31
	2006 (1)	2006 (3)		2005 (1)

	Residential	Commercial	Residential	Residential
	mortgage	mortgage	mortgage	mortgage
	loans (2)	loans	loans (2)	loans (2)

Securitized and sold	$1,442	$396	$1,295	$641
Net cash proceeds received	1,406	397	1,268	637
Retained rights to future excess interest	28	—	27	19
Pre-tax gain (loss) on sale	(8)	1	—	15
Securities created and retained as investment securities	920	—	1,926	398

38   ROYAL BANK OF CANADA   THIRD QUARTER 2006
Securitization activity for the nine months ended

	July 31			July 31
	2006			2005
	Credit	Commercial	Residential	Credit	Commercial	Residential
	card	mortgage	mortgage	card	mortgage	mortgage
	loans (4)	loans	loans (2)	loans (5)	loans	loans (2)

Securitized and sold	$1,200	$396	$4,270	$1,200	$176	$1,941
Net cash proceeds received	400	397	4,173	600	181	1,934
Asset-backed securities purchased	794	—	—	596	—	—
Retained rights to future excess interest	9	—	75	8	—	70
Pre-tax gain (loss) on sale	3	1	(22)	4	5	63
Securities created and retained as investment securities	—	—	4,482	—	—	1,953

(1)	We did not securitize any commercial mortgage loans or credit card loans during the three months ended July 31, 2006 and July 31, 2005.

(2)	All residential mortgage loans securitized are government guaranteed.

(3)	We did not securitize any credit card loans during the three months ended April 30, 2006.

(4)	The net cash proceeds received represent gross cash proceeds of $1,200 million less funds used to purchase notes issued by the trust with a principal value of $800 million.

(5)	The net cash proceeds received represent gross cash proceeds of $1,200 million less funds used to purchase notes issued by the trust with a principal value of $600 million.
The key assumptions used to value the retained interests at the date of securitization for activities during the three-month period ended July 31, 2006, are summarized below. All rates are annualized.
In addition to the above securitization transactions, we sold $815 million of residential mortgage loans during the quarter, resulting in a pre-tax loss of $3.3 million.
Key assumptions

	Residential
	mortgage loans
	Variable rate	Fixed rate

Expected weighted average life of prepayable receivables (in years)	2.57	3.57
Payment rate	30.00%	15.68%
Excess spread, net of credit losses	.50	.68
Discount rate	4.93	4.65
Expected credit losses	n.a.	n.a.

n.a.	not applicable
Note 7: Stock-based compensation
We prospectively adopted the fair value method of accounting recommended by the CICA in Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, for new awards granted after November 1, 2002. Under this method, fair value of an award at grant date is amortized as compensation expense over the applicable vesting period. For awards granted before November 1, 2002, pro forma net income and earnings per share are presented in the following table to reflect the effects of the amortization over the vesting periods:
Pro forma net income and earnings per share

	For the three months ended				For the nine months ended
	As reported			Pro forma	As reported		Pro forma
	July 31	April 30	July 31	July 31	July 31	July 31	July 31
	2006 (1)	2006 (1)	2005	2005	2006 (1)	2005	2005

Net income from continuing operations	$1,194	$1,128	$1,001	$998	$3,494	$2,894	$2,883
Net loss from discontinued operations (2)	(17)	(10)	(22)	(22)	(28)	(29)	(29)

Net income	$1,177	$1,118	$979	$976	$3,466	$2,865	$2,854

Basic earnings (loss) per share (3)
From continuing operations	$0.92	$0.87	$0.77	$0.77	$2.70	$2.23	$2.22
From discontinued operations	(0.01)	(0.01)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)

Total	$0.91	$0.86	$0.75	$0.75	$2.68	$2.21	$2.20

Diluted earnings (loss) per share (3)
From continuing operations	$0.91	$0.86	$0.76	$0.76	$2.66	$2.19	$2.19
From discontinued operations	(0.01)	(0.01)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)

Total	$0.90	$0.85	$0.74	$0.74	$2.64	$2.17	$2.17

(1)	During the quarter ended January 31, 2006, all awards granted prior to adopting the fair value method of accounting were fully vested and their fair values at the grant dates had been fully amortized; therefore, there are no pro forma results to disclose for the three months ended July 31, 2006 and April 30, 2006, and the nine months ended July 31, 2006.

(2)	Refer to Note 3.

(3)	The basic and diluted earnings per share have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 9.
Note 8: Pension and other postemployment benefits

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2006	2006	2005	2006	2005

Pension benefit expense	$99	$99	$81	$297	$257
Other postemployment benefit expense (1)	27	26	47	86	144

(1)	We have revised our presentation of Other postemployment benefit expense to include certain postemployment benefits in addition to the postretirement benefits. These benefits include long-term disability, health, dental and life insurance coverage.
We announced changes to our postretirement benefit program in Canada which will be effective for eligible employees who retire on or after January 1, 2010. The new postretirement program provides for the allotment of a fixed annual credit to eligible retirees which will be calculated based on the number of years of eligible service provided. The credit can be used toward the purchase of health and dental plans after retirement. Based on current assumptions, we expect the impact of these changes to reduce our benefit obligation by approximately $510 million.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   39
Note 9: Significant capital transactions
On July 20, 2006, we issued $300 million of Non-Cumulative First Preferred Shares Series AB at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $0.29375 per share to yield 4.70% annually. Subject to regulatory approval, we may redeem these shares on or after August 24, 2011, in whole or in part, at a declining premium.
     On June 27, 2006, we announced our intention to redeem all of our outstanding US$300 million 6.75% subordinated debentures due October 24, 2011, for 100% of their principal amount plus accrued interest. The redemption will occur on October 24, 2006. We will finance the redemption out of our general corporate funds.
     On June 20, 2006, we announced the launch of our normal course issuer bid (NCIB) to purchase for cancellation up to 7 million of our common shares through the facilities of Toronto Stock Exchange. Under the NCIB, purchases may commence on June 26, 2006 and continue up to October 31, 2006. Under our previous NCIB, which expired on June 23, 2006, we purchased 6.3 million common shares at an average cost of $88.34 pre-stock dividend, and 2.9 million common shares at an average cost of $47.52 post-stock dividend, totaling 9.2 million common shares for $696 million. During the quarter, we purchased 0.7 million common shares at an average cost of $45.73, and 4.8 million common shares at an average cost of $46.44 under the previous and current NCIB, respectively.
     On May 26, 2006, we announced our intention to redeem all of our outstanding $350 million 6.50% subordinated debentures due September 12, 2011, for 100% of their principal amount plus accrued interest. The redemption will occur on September 12, 2006. We will finance the redemption out of our general corporate funds.
     On April 26, 2006, we redeemed all of our outstanding 8.20% subordinated debentures due April 26, 2011, for an amount of $100 million plus accrued interest.
     On April 6, 2006, we paid a stock dividend of one common share on each of our issued and outstanding common shares. The effect is the same as a two-for-one share split.
     On April 4, 2006, we issued $300 million of Non-Cumulative First Preferred Shares Series AA at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $0.278125 per share to yield 4.45% annually. Subject to regulatory approval, we may redeem these shares on or after May 24, 2011, in whole or in part, at a declining premium.
     On February 13, 2006, we redeemed all of our outstanding 5.50% subordinated debentures due February 13, 2011, for an amount of $125 million plus accrued interest.
     On December 22, 2005, we announced our intention to issue, from time to time, up to US$6 billion of senior debt and subordinated debt in the United States.
     On March 22, 2005, we announced that we may, from time to time, purchase for cancellation some or all of our outstanding $250 million Floating-Rate Debentures due in 2083 and US$300 million Floating-Rate Debentures due in 2085. The timing, price and other terms are determined at our sole discretion. During the current quarter, we purchased $22 million of Floating-Rate Debentures due in 2083. Since the announcement date, we have purchased a total of $26 million of Floating-Rate Debentures due in 2083 and US$87 million ($104 million) of Floating-Rate Debentures due in 2085.
Note 10: Earnings per share(1)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2006	2006	2005	2006	2005

Basic earnings per share
Net income from continuing operations	$1,194	$1,128	$1,001	$3,494	$2,894
Net loss from discontinued operations (2)	(17)	(10)	(22)	(28)	(29)

Net income	1,177	1,118	979	3,466	2,865
Preferred share dividends	(13)	(11)	(11)	(34)	(31)

Net income available to common shareholders	$1,164	$1,107	$968	$3,432	$2,834

Average number of common shares (in thousands)	1,279,300	1,282,694	1,286,204	1,281,815	1,281,748

Basic earnings (loss) per share
Continuing operations	$0.92	$0.87	$0.77	$2.70	$2.23
Discontinued operations	(0.01)	(0.01)	(0.02)	(0.02)	(0.02)

Total	$0.91	$0.86	$0.75	$2.68	$2.21

Diluted earnings per share
Net income available to common shareholders	$1,164	$1,107	$968	$3,432	$2,834

Average number of common shares (in thousands)	1,279,300	1,282,694	1,286,204	1,281,815	1,281,748
Stock options (3)	13,316	14,498	14,187	14,075	13,353
Issuable under other stock-based compensation plans	4,724	4,453	5,656	5,275	7,943

Average number of diluted common shares (in thousands)	1,297,340	1,301,645	1,306,047	1,301,165	1,303,044

Diluted earnings (loss) per share
Continuing operations	$0.91	$0.86	$0.76	$2.66	$2.19
Discontinued operations	(0.01)	(0.01)	(0.02)	(0.02)	(0.02)

Total	$0.90	$0.85	$0.74	$2.64	$2.17

(1)	The average number of common shares, average number of diluted common shares, and basic and diluted earnings per share have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 9.

(2)	Refer to Note 3.

(3)	The dilutive effect of stock options was calculated using the treasury stock method. For each of the three-month periods ended July 31, 2006, April 30, 2006 and July 31, 2005 and each of the nine-month periods ended July 31, 2006 and July 31, 2005, no option was outstanding with an exercise price exceeding the average market price of our common shares.

40   ROYAL BANK OF CANADA   THIRD QUARTER 2006
Note 11: Guarantees and contingencies
Guarantees
In the normal course of business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees (AcG-14). The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.
     The following table summarizes significant guarantees that we have provided to third parties:
Maximum potential amount of future payments

	As at
	July 31	October 31	July 31
	2006	2005	2005

Securities lending indemnifications (1)	$—	$32,550	$28,086
Backstop liquidity facilities	34,432	29,611	29,556
Credit derivatives and written put options (2)	29,996	28,662	26,865
Financial standby letters of credit and performance guarantees	14,744	14,417	13,639
Stable value products (2)	15,704	12,567	12,800
Credit enhancements	4,159	3,179	3,423
Mortgage loans sold with recourse (3)	253	388	350

(1)	Substantially all of our securities lending activities are now transacted through our new joint venture, RBC Dexia IS. As at July 31, 2006, RBC Dexia IS securities lending indemnifications totalled $40,502 million; we are exposed to 50% of this amount.

(2)	The notional amount of the contract approximates the maximum potential amount of future payments.

(3)	As at July 31, 2006, approximately $13 million relates to discontinued operations (October 31, 2005 — $174 million; July 31, 2005 — $185 million). Refer to Note 3. The October 31, 2005 amount was revised to include the $174 million.
The current carrying amount of our liability for credit derivatives, written put options and stable value products as at July 31, 2006, was $266 million ($465 million as at October 31, 2005; $359 million as at July 31, 2005) and this amount was included in Other — Derivative-related amounts on our Consolidated Balance Sheets. The current carrying amount of our liability for other significant guarantees we have provided to third parties was $18 million as at July 31, 2006 ($16 million as at October 31, 2005; $16 million as at July 31, 2005).
     Refer to Note 25 of our 2005 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements.
Enron Corp. (Enron) litigation
A purported class of purchasers of Enron who publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, has named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action entitled Newby v. Enron Corp., which is the main consolidated purported Enron shareholder class action wherein similar claims have been made against numerous other financial institutions, law firms, accountants, and certain current and former officers and directors of Enron. In addition, Royal Bank of Canada and certain related entities have been named as defendants in six Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank of Canada is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.
     We review the status of these matters on an ongoing basis and will exercise our judgment in resolving them in such manner as we believe to be in our best interests. As with any litigation, there are significant uncertainties surrounding the timing and outcome. Uncertainty is exacerbated as a result of the large number of cases, the multiple defendants in many of them, the novel issues presented, and the current difficult litigation environment. Although it is not possible to predict the ultimate outcome of these lawsuits, the timing of their resolution or our exposure, during the fourth quarter of 2005, we established a litigation provision of $591 million (US$500 million) or $326 million after-tax (US$276 million). We believe the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for the particular period in which the resolution occurs, notwithstanding the provision established in the fourth quarter of 2005. We will continue to vigorously defend ourselves in these cases.
Other
Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability that may result from these other proceedings will not be material to our consolidated financial position or results of operations.
Note 12: Results by business segment
Quarterly earnings

	RBC Canadian			RBC U.S. and International
	Personal and Business			Personal and Business			RBC Capital Markets
	Q3/06	Q2/06	Q3/05	Q3/06	Q2/06	Q3/05	Q3/06	Q2/06	Q3/05

Net interest income	$1,520	$1,409	$1,367	$276	$275	$288	$6	$(13)	$53
Non-interest income	1,867	1,802	1,885	425	446	411	1,131	1,270	935

Total revenue	3,387	3,211	3,252	701	721	699	1,137	1,257	988
Provision for (recovery of) credit losses	121	168	143	5	6	18	(7)	(23)	(18)
Insurance policyholder benefits, claims and acquisition expense	627	619	681	—	—	—	—	—	—
Non-interest expense	1,539	1,533	1,454	550	568	554	767	835	698
Business realignment charges	—	—	—	—	—	—	—	—	—

Net income (loss) before income taxes	1,100	891	974	146	147	127	377	445	308
Income taxes	358	283	295	33	40	45	22	53	60
Non-controlling interest in net income of subsidiaries	—	—	—	2	1	2	26	(41)	(7)

Net income (loss) from continuing operations	742	608	679	111	106	80	329	433	255
Net loss from discontinued operations	—	—	—	(17)	(10)	(22)	—	—	—

Net income (loss)	$742	$608	$679	$94	$96	$58	$329	$433	$255

ROYAL BANK OF CANADA   THIRD QUARTER 2006   41

	Corporate Support			Total
	Q3/06	Q2/06	Q3/05	Q3/06	Q2/06	Q3/05

Net interest income	$(45)	$(62)	$(51)	$1,757	$1,609	$1,657
Non-interest income	26	(5)	41	3,449	3,513	3,272

Total revenue	(19)	(67)	(10)	5,206	5,122	4,929
Provision for (recovery of) credit losses	(20)	(27)	(15)	99	124	128
Insurance policyholder benefits, claims and acquisition expense	—	—	—	627	619	681
Non-interest expense	5	(8)	26	2,861	2,928	2,732
Business realignment charges	—	—	1	—	—	1

Net income (loss) before income taxes	(4)	(32)	(22)	1,619	1,451	1,387
Income taxes	(32)	(28)	(8)	381	348	392
Non-controlling interest in net income of subsidiaries	16	15	(1)	44	(25)	(6)

Net income (loss) from continuing operations	12	(19)	(13)	1,194	1,128	1,001
Net loss from discontinued operations	—	—	—	(17)	(10)	(22)

Net income (loss)	$12	$(19)	$(13)	$1,177	$1,118	$979

Nine-month earnings

	RBC Canadian		RBC U.S. and International
	Personal and Business		Personal and Business		RBC Capital Markets
	2006	2005	2006	2005	2006	2005

Net interest income	$4,357	$3,911	$830	$830	$24	$385
Non-interest income	5,539	5,355	1,302	1,224	3,346	2,655

Total revenue	9,896	9,266	2,132	2,054	3,370	3,040
Provision for (recovery of) credit losses	431	404	21	47	(115)	(66)
Insurance policyholder benefits, claims and acquisition expense	1,898	1,885	—	—	—	—
Non-interest expense	4,574	4,361	1,685	1,645	2,288	2,020
Business realignment charges	—	1	—	—	—	—

Net income (loss) before income taxes	2,993	2,615	426	362	1,197	1,086
Income taxes	974	815	103	101	131	256
Non-controlling interest in net income of subsidiaries	—	—	5	6	(26)	13

Net income from continuing operations	2,019	1,800	318	255	1,092	817
Net loss from discontinued operations	—	—	(28)	(29)	—	—

Net income	$2,019	$1,800	$290	$226	$1,092	$817

	Corporate Support		Total
	2006	2005	2006	2005

Net interest income	$(170)	$(113)	$5,041	$5,013
Non-interest income	60	141	10,247	9,375

Total revenue	(110)	28	15,288	14,388
Provision for (recovery of) credit losses	(67)	(33)	270	352
Insurance policyholder benefits, claims and acquisition expense	—	—	1,898	1,885
Non-interest expense	(7)	21	8,540	8,047
Business realignment charges	—	4	—	5

Net income (loss) before income taxes	(36)	36	4,580	4,099
Income taxes	(147)	16	1,061	1,188
Non-controlling interest in net income of subsidiaries	46	(2)	25	17

Net income from continuing operations	65	22	3,494	2,894
Net loss from discontinued operations	—	—	(28)	(29)

Net income	$65	$22	$3,466	$2,865

We have organized our operations into the following three business segments for management purposes: RBC Canadian Personal and Business consists of banking and wealth management in Canada and our global insurance businesses; RBC U.S. and International Personal and Business consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean and private banking internationally; and RBC Capital Markets includes corporate and investment banking, securities custody and transaction processing.
     During the second quarter of 2006, we transferred our housing tax credit syndication business from RBC U.S. and International Personal and Business to RBC Capital Markets. The comparative results have been restated to reflect the transfer.
     Our business segments’ results reflect revenue and expenses associated with conducting their business. The expenses may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting model that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our three business segments are reported under our fourth segment, Corporate Support.
     Our assumptions and methodologies used in our management reporting model are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.
     During the first quarter of 2006, we implemented certain revisions to our overhead and transfer pricing methodologies, which are reflected in the comparative results presented.

42   ROYAL BANK OF CANADA   THIRD QUARTER 2006
Note 13: Variable interest entities
We administer multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) which purchase financial assets from clients and finance those purchases by issuing asset-backed commercial paper. The multi-seller conduits are not consolidated under CICA Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), as we are not the Primary Beneficiary. However, we hold significant variable interests in these multi-seller conduits through our provision of back-stop liquidity facilities and partial credit enhancement and our entitlement to residual fees.
     As a result of increased activities since year end, the total assets of our multi-seller conduits were $34.4 billion as at July 31, 2006 (October 31, 2005 — $29.3 billion; July 31, 2005 — $29.3 billion). Our maximum exposure to loss was $35.2 billion as at July 31, 2006 (October 31, 2005 — $29.4 billion; July 31, 2005 —$29.6 billion).
     We also hold significant variable interests in third-party asset-backed security conduits primarily through the provision of liquidity support and credit enhancement facilities. However, we are not the Primary Beneficiary and are not required to consolidate these conduits under AcG-15. Since year end, the number of the third-party conduits in which we participate has increased. Total assets of these third-party conduits were $16.9 billion as at July 31, 2006 (October 31, 2005 — $2.2 billion; July 31, 2005 — $2.6 billion). Our maximum exposure to loss was $1.2 billion as at July 31, 2006 (October 31, 2005 — $0.7 billion; July 31, 2005 — $0.9 billion).
Note 14: Reconciliation of Canadian and United States generally accepted accounting principles
The Consolidated Financial Statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the OSFI, the financial statements are to be prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and United States GAAP are quantified below. For a complete discussion of Canadian and U.S. GAAP differences, refer to Note 29 on pages 127 to 136 of our 2005 Annual Report.
Condensed Consolidated Balance Sheets

	As at July 31			As at October 31			As at July 31
	2006			2005			2005
	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP

Assets

Cash and due from banks	$3,814	$(165)	$3,649	$5,001	$—	$5,001	$5,287	$—	$5,287

Interest-bearing deposits with banks	11,430	(4,776)	6,654	5,237	(32)	5,205	6,476	(32)	6,444

Securities
Trading account	137,672	895	138,567	125,760	(977)	124,783	117,545	1,196	118,741
Investment account	34,475	(34,475)	—	34,060	(34,060)	—	37,462	(37,462)	—
Loan substitute	656	(656)	—	675	(675)	—	675	(675)	—
Available for sale	—	34,646	34,646	—	34,729	34,729	—	38,439	38,439

	172,803	410	173,213	160,495	(983)	159,512	155,682	1,498	157,180

Assets purchased under reverse repurchase agreements and securities borrowed	63,981	(2,524)	61,457	42,973	—	42,973	44,471	—	44,471

Loans (net of allowance for loan losses)	204,505	(213)	204,292	190,416	939	191,355	185,482	971	186,453

Other
Customers’ liability under acceptances	9,606	—	9,606	7,074	—	7,074	7,005	—	7,005
Derivative-related amounts	37,139	714	37,853	38,834	1,157	39,991	38,677	1,314	39,991
Premises and equipment	1,717	(72)	1,645	1,708	(33)	1,675	1,722	(30)	1,692
Goodwill	4,137	(61)	4,076	4,203	45	4,248	4,278	45	4,323
Other intangibles	644	(204)	440	409	—	409	475	—	475
Reinsurance recoverables	—	1,155	1,155	—	1,190	1,190	—	1,208	1,208
Separate account assets	—	108	108	—	105	105	—	110	110
Assets of operations held for sale	167	—	167	263	—	263	1,625	(3)	1,622
Other assets	14,026	24,463	38,489	12,908	26,917	39,825	12,145	26,049	38,194

	67,436	26,103	93,539	65,399	29,381	94,780	65,927	28,693	94,620

	$523,969	$18,835	$542,804	$469,521	$29,305	$498,826	$463,325	$31,130	$494,455

Liabilities and shareholders’ equity

Deposits	$334,702	$(10,705)	$323,997	$306,860	$28	$306,888	$304,497	$84	$304,581

Other
Acceptances	9,606	—	9,606	7,074	—	7,074	7,005	—	7,005
Obligations related to securities sold short	40,508	136	40,644	32,391	1,647	34,038	34,202	(287)	33,915
Obligations related to assets sold under repurchase agreements and securities loaned	38,030	(1,066)	36,964	23,381	—	23,381	20,998	—	20,998
Derivative-related amounts	40,839	448	41,287	42,592	579	43,171	42,391	790	43,181
Insurance claims and policy benefit liabilities	7,352	2,631	9,983	7,117	2,643	9,760	6,914	2,602	9,516
Separate account liabilities	—	108	108	—	105	105	—	110	110
Liabilities of operations held for sale	36	—	36	40	—	40	50	—	50
Other liabilities	20,027	27,166	47,193	18,408	23,916	42,324	15,680	27,124	42,804

	156,398	29,423	185,821	131,003	28,890	159,893	127,240	30,339	157,579

Subordinated debentures	7,822	203	8,025	8,167	407	8,574	8,839	450	9,289

Trust capital securities	1,400	(1,400)	—	1,400	(1,400)	—	1,392	(1,392)	—

Preferred share liabilities	300	(300)	—	300	(300)	—	300	(300)	—

Non-controlling interest in subsidiaries	1,800	1,380	3,180	1,944	1,434	3,378	815	1,400	2,215

Shareholders’ equity	21,547	234	21,781	19,847	246	20,093	20,242	549	20,791

	$523,969	$18,835	$542,804	$469,521	$29,305	$498,826	$463,325	$31,130	$494,455

ROYAL BANK OF CANADA   THIRD QUARTER 2006   43

Condensed Consolidated Statements of Income
	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2006	2006	2005	2006	2005

Net income from continuing operations, Canadian GAAP	$1,194	$1,128	$1,001	$3,494	$2,894
Differences:
Net interest income
Derivative instruments and hedging activities	—	13	12	20	28
Joint ventures (1)	(28)	(20)	—	(48)	—
Liabilities and equity	29	30	29	87	86
Non-interest income
Insurance accounting	(146)	(142)	(157)	(428)	(461)
Derivative instruments and hedging activities	(6)	6	10	(33)	7
Reclassification of securities	(54)	58	—	7	—
Limited partnerships	1	3	(2)	3	(6)
Joint ventures (1)	(140)	(128)	(39)	(308)	(124)
Other	(6)	(7)	—	(25)	(4)
Provision for (recovery of) credit losses
Joint ventures (1)	1	1	1	1	18
Insurance policyholder benefits, claims and acquisition expense
Insurance accounting	133	147	155	382	533
Non-interest expense
Stock appreciation rights	(4)	7	3	9	18
Insurance accounting	21	19	20	56	53
Joint ventures (1)	132	127	27	289	85
Other	6	7	—	21	—
Income taxes and net difference in income taxes due to the above items	49	(14)	(4)	57	(39)
Non-controlling interest in net income of subsidiaries
Liabilities and equity	(25)	(26)	(26)	(76)	(76)

Net income from continuing operations, U.S. GAAP	$1,157	$1,209	$1,030	$3,508	$3,012

Net loss from discontinued operations, Canadian GAAP	$(17)	$(10)	$(22)	$(28)	$(29)
Difference — Other	—	—	—	—	2

Net loss from discontinued operations, U.S. GAAP	$(17)	$(10)	$(22)	$(28)	$(27)

Net income, U.S. GAAP	$1,140	$1,199	$1,008	$3,480	$2,985

Basic earnings per share (2), (3)
Canadian GAAP	$0.91	$0.86	$0.75	$2.68	$2.21
U.S. GAAP	$0.87	$0.92	$0.77	$2.67	$2.29
Basic earnings per share from continuing operations
Canadian GAAP	$0.92	$0.87	$0.77	$2.70	$2.23
U.S. GAAP	$0.88	$0.93	$0.79	$2.69	$2.31
Basic earnings (loss) per share from discontinued operations
Canadian GAAP	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)
U.S. GAAP	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)
Diluted earnings per share (2), (3)
Canadian GAAP	$0.90	$0.85	$0.74	$2.64	$2.17
U.S. GAAP	$0.86	$0.91	$0.76	$2.63	$2.25
Diluted earnings per share from continuing operations
Canadian GAAP	$0.91	$0.86	$0.76	$2.66	$2.19
U.S. GAAP	$0.87	$0.92	$0.78	$2.65	$2.27
Diluted earnings (loss) per share from discontinued operations
Canadian GAAP	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)
U.S. GAAP	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)

(1)	Joint venture investments, other than VIEs, are proportionately consolidated under Canadian GAAP. Under U.S. GAAP, these investments are accounted for using the equity method.

(2)	Two-class method of calculating earnings per share: The impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings per share by less than one cent for all periods presented.

(3)	The basic and diluted earnings per share have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 9.

44   ROYAL BANK OF CANADA   THIRD QUARTER 2006

Condensed Consolidated Statements of Cash Flows (1)
	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2006	2006	2005	2006	2005

Cash flows from (used in) operating activities, Canadian GAAP	$(10,662)	$7,461	$(15,514)	$(7,250)	$(23,894)
U.S. GAAP adjustment for net income	(37)	81	29	14	118
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	(1)	—	(1)	(1)	(18)
Depreciation	(5)	(5)	(1)	(14)	(3)
Future income taxes	24	(44)	11	31	45
Amortization of other intangibles	(6)	(6)	—	(12)	—
Net gain on sale of investment account securities	—	—	—	—	3
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(51)	13	(502)	(12)	(479)
Net change in accrued interest receivable and payable	116	(133)	91	63	122
Derivative-related assets	178	163	(28)	443	(113)
Derivative-related liabilities	(85)	(8)	69	(131)	121
Trading account securities	(613)	(2,004)	(249)	(1,872)	(2,883)
Reinsurance recoverable	(5)	(21)	(512)	(35)	(493)
Net change in brokers and dealers receivable and payable	377	228	612	2,619	1,603
Other	2,051	(1,757)	905	3,111	811

Net cash from (used in) operating activities, U.S. GAAP	(8,719)	3,968	(15,090)	(3,046)	(25,060)

Cash flows from (used in) investing activities, Canadian GAAP	(15,887)	(13,994)	(8,375)	(42,085)	(10,187)
Change in interest-bearing deposits with banks	318	(176)	(1)	4,744	48
Change in loans, net of loan securitizations	(115)	(540)	26	1,152	(4)
Proceeds from sale of investment account securities	(2,821)	(2,456)	(1,445)	(8,955)	(22,237)
Proceeds from maturity of investment account securities	(6,950)	(8,979)	(2,829)	(22,972)	(13,091)
Purchases of investment account securities	7,014	12,355	4,200	27,784	31,837
Proceeds from sale of available for sale securities	2,829	2,466	1,445	8,973	22,260
Proceeds from maturity of available for sale securities	6,950	8,979	2,829	22,973	13,091
Purchases of available for sale securities	(6,844)	(12,270)	(4,224)	(27,305)	(31,902)
Change in loan substitute securities	(8)	(10)	—	(19)	(26)
Net acquisitions of premises and equipment	12	—	3	53	8
Change in assets purchased under reverse repurchase agreements and securities borrowed	(45)	1,643	—	2,524	—

Net cash from (used in) investing activities, U.S. GAAP	(15,547)	(12,982)	(8,371)	(33,133)	(10,203)

Cash flows from financing activities, Canadian GAAP	25,119	7,110	25,086	48,221	35,681
Change in deposits	(11,915)	(7,915)	(21,005)	(27,842)	(32,638)
Change in deposits — Canada	(4,494)	287	3,855	(10,474)	9,047
Change in deposits — International	16,567	6,428	16,898	27,583	23,959
Issue of preferred shares	(4)	(3)	—	(7)	—
Issuance costs	4	3	—	7	—
Net sales (purchases) of treasury shares	—	—	1	—	(23)
Dividends paid	(4)	(3)	(4)	(11)	(11)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(104)	(40)	—	(1,066)	—
Dividends/distributions paid by subsidiaries to non-controlling interests	—	—	—	—	(51)
Change in obligations related to securities sold short	(198)	1,428	(173)	(1,511)	903
Change in short-term borrowings of subsidiaries	—	—	—	—	(4)

Net cash from financing activities, U.S. GAAP	$24,971	$7,295	$24,658	$34,900	$36,863

Effect of exchange rate changes on cash and due from banks	$22	$(37)	$(46)	$(73)	$(24)

Net change in cash and due from banks	727	(1,756)	1,151	(1,352)	1,576
Cash and due from banks at beginning of period	$2,922	$4,678	$4,136	$5,001	$3,711

Cash and due from banks at end of period, U.S. GAAP	$3,649	$2,922	$5,287	$3,649	$5,287

(1)	Canadian and U.S. GAAP cash flow reconciling items relating to discontinued operations were not material.

Accumulated Other Comprehensive Income (Loss), net of income taxes (1)
	As at
	July 31	October 31	July 31
	2006	2005	2005

Unrealized gains and losses on available for sale securities	$(62)	$83	$232
Unrealized foreign currency translation gains and losses, net of hedging activities	(2,108)	(1,768)	(1,498)
Gains and losses on derivatives designated as cash flow hedges	(30)	(165)	(276)
Additional pension obligation	(313)	(313)	(67)

Accumulated other comprehensive income (loss), net of income taxes	$(2,513)	$(2,163)	$(1,609)

(1)	Accumulated other comprehensive income is a separate component of Shareholders’ equity under U.S. GAAP.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   45
Consolidated Statements of Comprehensive Income

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2006	2006	2005	2006	2005

Net income, U.S. GAAP	$1,140	$1,199	$1,008	$3,480	$2,985
Other comprehensive income, net of taxes
Changes in unrealized gains and losses on available for sale securities	94	(206)	20	(145)	54
Changes in unrealized foreign currency translation gains and losses	259	(243)	(713)	(593)	31
Impact of hedging unrealized foreign currency translation gains and losses	(204)	105	515	253	22
Changes in gains and losses on derivatives designated as cash flow hedges	(44)	36	(62)	34	(164)
Reclassification to earnings of gains and losses of cash flow hedges	31	29	28	101	80

Total comprehensive income	$1,276	$920	$796	$3,130	$3,008

Income taxes (recovery) deducted from the above items:
Changes in unrealized gains and losses on available for sale securities	$50	$(109)	$12	$(77)	$31
Impact of hedging unrealized foreign currency translation gains and losses	(103)	49	263	119	15
Changes in gains and losses on derivatives designated as cash flow hedges	(23)	20	(33)	20	(87)
Reclassification to earnings of gains and losses of cash flow hedges	15	15	15	51	43

Total income taxes (recovery)	$(61)	$(25)	$257	$113	$2

Significant balance sheet reconciling items
The following tables present the increases (decreases) in assets, liabilities and shareholders’ equity by significant reconciling items between Canadian and U.S. GAAP.

	Derivative					Stock		Additional				Guarantees, loan
	instruments and	Joint	Insurance	Reclassification	Limited	appreciation	Liabilities	pension	Trade date	Non-cash	Right of	commitments and
	hedging activities	ventures (1)	accounting	of securities	partnerships	rights	and equity	obligation	accounting	collateral	offset	other minor items	Total
As at July 31, 2006

Assets
Cash and due from banks	$—	(165)	—	—	—	—	—	—	—	—	—	—	$(165)
Interest-bearing deposits with banks	$(34)	(4,742)	—	—	—	—	—	—	—	—	—	—	$(4,776)
Securities	$—	(289)	—	(38)	(159)	—	—	—	895	—	—	1	$410
Assets purchased under reverse repurchase agreements and securities borrowed	$—	(2,524)	—	—	—	—	—	—	—	—	—	—	$(2,524)
Loans	$41	(1,113)	—	—	—	—	—	—	—	—	859	—	$(213)
Other assets	$293	(3,486)	2,849	13	148	(20)	—	167	6,715	19,321	—	103	$26,103
Liabilities and shareholders’ equity
Deposits	$(142)	(10,563)	—	—	—	—	—	—	—	—	—	—	$(10,705)
Other liabilities	$138	(1,728)	2,723	—	—	(51)	(8)	480	7,610	19,321	859	79	$29,423
Subordinated debentures	$203	—	—	—	—	—	—	—	—	—	—	—	$203
Trust capital securities	$—	—	—	—	—	—	(1,400)	—	—	—	—	—	$(1,400)
Preferred share liabilities	$—	—	—	—	—	—	(300)	—	—	—	—	—	$(300)
Non-controlling interest in subsidiaries	$—	(28)	—	—	—	—	1,408	—	—	—	—	—	$1,380
Shareholders’ equity	$101	—	126	(25)	(11)	31	300	(313)	—	—	—	25	$234

As at October 31, 2005

Assets
Interest-bearing deposits with banks	$(32)	—	—	—	—	—	—	—	—	—	—	—	$(32)
Securities	$—	—	—	165	(140)	—	—	—	(977)	—	—	(31)	$(983)
Loans	$42	—	—	—	—	—	—	—	—	—	897	—	$939
Other assets	$813	(74)	2,819	(61)	127	(17)	—	167	9,143	16,339	—	125	$29,381
Liabilities and shareholders’ equity
Deposits	$28	—	—	—	—	—	—	—	—	—	—	—	$28
Other liabilities	$416	(74)	2,661	—	—	(45)	(34)	480	8,166	16,339	897	84	$28,890
Subordinated debentures	$407	—	—	—	—	—	—	—	—	—	—	—	$407
Trust capital securities	$—	—	—	—	—	—	(1,400)	—	—	—	—	—	$(1,400)
Preferred share liabilities	$—	—	—	—	—	—	(300)	—	—	—	—	—	$(300)
Non-controlling interest in subsidiaries	$—	—	—	—	—	—	1,434	—	—	—	—	—	$1,434
Shareholders’ equity	$(28)	—	158	104	(13)	28	300	(313)	—	—	—	10	$246

As at July 31, 2005

Assets
Interest-bearing deposits with banks	$(32)	—	—	—	—	—	—	—	—	—	—	—	$(32)
Securities	$—	—	—	468	(135)	—	—	—	1,196	—	—	(31)	$1,498
Loans	$42	—	—	—	—	—	—	—	—	—	929	—	$971
Other assets	$1,067	(84)	3,476	(166)	124	(15)	—	35	7,501	16,636	—	119 (2)	$28,693
Liabilities and shareholders’ equity
Deposits	$84	—	—	—	—	—	—	—	—	—	—	—	$84
Other liabilities	$712	(84)	3,315	—	—	(42)	(8)	102	8,697	16,636	929	82	$30,339
Subordinated debentures	$450	—	—	—	—	—	—	—	—	—	—	—	$450
Trust capital securities	$—	—	—	—	—	—	(1,392)	—	—	—	—	—	$(1,392)
Preferred share liabilities	$—	—	—	—	—	—	(300)	—	—	—	—	—	$(300)
Non-controlling interest in subsidiaries	$—	—	—	—	—	—	1,400	—	—	—	—	—	$1,400
Shareholders’ equity	$(169)	—	161	302	(11)	27	300	(67)	—	—	—	6	$549

(1)	Joint venture investments, other than VIEs, are proportionately consolidated under Canadian GAAP. Under U.S. GAAP, these investments are accounted for using the equity method.

(2)	Net of $3 million related to discontinued operations. Refer to Note 3.

46   ROYAL BANK OF CANADA   THIRD QUARTER 2006
Changes in significant accounting policies affecting Canadian and U.S. GAAP differences
Share-based payment
On November 1, 2005, we adopted Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004) Share-Based Payment (FAS 123(R)) and its related FASB Staff Positions (FSPs) prospectively for new awards and the unvested portion of existing awards. FAS 123(R) requires that compensation costs relating to share-based payment transactions be measured and recognized in the financial statements based on the fair value of the equity or liability instruments issued. The adoption of this standard did not materially impact our consolidated financial position or results of operations.
Guidance on impairment of certain investments
On February 1, 2006, we adopted FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which codifies existing guidance for determining when an investment is impaired, how to measure the impairment loss, and what disclosures should be made regarding impaired securities. The adoption of this FSP did not materially impact our consolidated financial position or results of operations.
Future accounting changes
Accounting for certain hybrid financial instruments
On February 16, 2006, FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statement No. 133 and 140 (FAS 155), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments & Hedging Activities. FAS 155 will be effective for us on November 1, 2006.
Accounting for servicing financial assets
On March 17, 2006, FASB issued FASB Statement No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (FAS 156). Under FAS 156, an entity is required to initially measure its servicing rights at fair value and can choose to subsequently amortize the initial fair value over the term of the servicing rights, or remeasure them at fair value through income. The ability to remeasure servicing rights at fair value through income will eliminate the accounting mismatch between the servicing rights and the related derivatives that would otherwise result in the absence of hedge accounting. FAS 156 will be effective for us on November 1, 2006.
Guidance on application of the Variable Interest Entity standard
On April 13, 2006, FASB issued FSP FIN 46(R)-6, Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R) (FSP FIN 46(R)-6), which provides additional clarification on how to analyze variable interest entities and their consolidation requirement. FSP FIN 46(R)-6 will be effective for us on August 1, 2006.
Guidance on accounting for income taxes
On July 13, 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which provides additional guidance on how to recognize, measure, and disclose income tax benefits. FIN 48 will be effective for us on November 1, 2007.
We are currently assessing the impact of adopting the above standards on our consolidated financial position and results of operations.
Note 15: Subsequent events
Significant Acquisition
On August 9, 2006, RBC Centura Banks, Inc. (RBC Centura) announced the signing of a definitive merger agreement pursuant to which RBC Centura will acquire Atlanta, Georgia-based Flag Financial Corporation and its subsidiary, Flag Bank. Under the agreement, shareholders of Flag Financial Corporation will receive US$25.50 per share for a total purchase price of approximately US$456 million. The acquisition is subject to customary closing conditions, including approval by U.S. and Canadian regulators and by a majority of Flag Financial Corporation shareholders. This transaction is expected to be completed by the end of calendar year 2006.
Significant Capital Transaction
On August 25, 2006, we announced that we will redeem all of the $250 million issued and outstanding Non-Cumulative First Preferred Shares Series S for cash, at a redemption price of $26 per share. The redemption will occur on October 6, 2006 and will be financed out of our general corporate funds.

ROYAL BANK OF CANADA   THIRD QUARTER 2006   47
SHAREHOLDER INFORMATION
Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800
Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
website:
rbc.com
Transfer Agent and Registrar
Main Agent
Computershare Trust
Company of Canada
Street address:
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7555, or
1-866-586-7635
Fax: (514) 982-7635
website:
computershare.com
Co-Transfer Agent (U.S.)
The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286
Co-Transfer Agent
(United Kingdom)
Computershare Services PLC
Securities Services — Registrars
P.O. Box No. 82, The Pavilions,
Bridgwater Road, Bristol
BS99 7NH England
Stock exchange listings
(Symbol: RY)
Common shares are listed on:
Canada
Toronto Stock Exchange (TSX)
U.S.
New York Stock Exchange (NYSE)
Switzerland
Swiss Exchange (SWX)
All preferred shares are listed on the Toronto Stock Exchange.
Valuation Day price
For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.
Shareholder contact
For information about share transfers, address changes, dividends, lost stock certificates, tax forms, estate transfers, contact: Computershare Trust Company of Canada 100 University Ave., 9th Floor Toronto, Ontario M5J 2Y1 Tel: (514) 982-7555 or 1-866-586-7635
For other shareholder inquiries, contact:
Investor Relations Royal Bank of Canada
123 Front Street West, 6th Floor
Toronto, Ontario Canada M5J 2M2
Tel: (416) 955-7806
or visit our website at:
rbc.com/ investorrelations
Direct deposit service
Shareholders in Canada and the U.S. may have their dividends deposited by electronic funds transfer. To arrange for this service, please contact Computershare Trust Company of Canada at their mailing address.
Dividend Reinvestment Plan
RBC’s Dividend Reinvestment Plan provides its registered common shareholders residing in Canada and the United States with the means to purchase additional RBC common shares through the automatic reinvestment of their cash dividends.
For more information on participation in the Dividend Reinvestment Plan, please contact our Plan Agent:
Computershare Investor
Services, Inc.
Attn: Dividend Reinvestment Dept.
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-866-586-7635 (Canada
and U.S.)
(514) 982-7555
Fax: (416) 263-9394 or
1-888-453-0330
e-mail:
service@computershare.com
Institutional investors, brokers and security analysts
For financial information inquiries contact: Investor Relations
Royal Bank of Canada
123 Front Street West
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7808
Fax: (416) 955-7800
Common share repurchases
We are engaged in a normal course issuer bid through the facilities of Toronto Stock Exchange. During the period commencing June 26, 2006 and ending October 31, 2006, we may repurchase up to 7 million shares in the open market at market prices. We determine the amount and timing of the purchases.
A copy of our Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting the Secretary of the bank at the bank’s Toronto mailing address.
2007 Annual Meeting
The Annual Meeting of Common Shareholders will be held on Friday March 2, 2007, at the Metro Toronto Convention Centre, North Building, 255 Front Street West, Toronto, Ontario, Canada.
2006 quarterly earnings release dates

First quarter	March 3
Second quarter	May 26
Third quarter	August 25
Fourth quarter	November 30
Dividend dates for 2006
Subject to approval by the Board of Directors.

	Record dates	Payment dates

Common and preferred	Jan. 26	Feb. 24
shares series N, O and W	Apr. 25	May 24
	Jul. 26	Aug. 24
	Oct. 26	Nov. 24

Preferred shares series AA	Apr. 25	May 24
	Jul. 26	Aug. 24
	Oct. 26	Nov. 24

Preferred shares series AB	Oct. 26	Nov. 24

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC FINANCIAL GROUP, RBC INSURANCE, RBC CENTURA, RBC DAIN RAUSCHER, RBC MORTGAGE, RBC CAPITAL MARKETS, RBC CANADIAN PERSONAL AND BUSINESS, RBC U.S. AND INTERNATIONAL PERSONAL AND BUSINESS, RBC ASSET MANAGEMENT, RBC CAPITAL TRUST, RBC FUNDS, RBC NO LIMIT ACCOUNT and RBC REWARDS, which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated RBC Dexia companies are licensed users of the RBC trademark.